AGREEMENT AND PLAN OF MERGER
dated as of
JANUARY 9, 2017
by and among
ATLASSIAN CORPORATION PLC,
ATLASSIAN, INC.,
GILBERT MERGER SUB, INC.,
TRELLO, INC.
and
FORTIS ADVISORS LLC,
as the Securityholder Representative

3.21 Absence of Changes	54
3.22 Affiliate Transactions	55
3.23 Accounts Payable; Accounts Receivable	55
3.24 Illegal Payments	55
3.25 Customers and Suppliers	56
3.26 Export and Import Control Laws	56
3.27 Books and Records	58
3.28 Disclosure	58
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT, ULTIMATE PARENT AND MERGER SUB	58
4.1 Corporate Organization	58
4.2 Due Authorization	59
4.3 Sufficient Resources	59
4.4 Noncontravention.	59
4.5 No Brokers.	59
ARTICLE V COVENANTS	59
5.1 Conduct of Business	59
5.2 Access to Information	61
5.3 Notice of Certain Events	62
5.4 No Solicitation of Competing Proposals	62
5.5 Code § 280G Vote	63
5.6 Termination of Company Benefit Plans; Benefit Waivers	63
5.7 Stockholder Approval and Board Recommendation	64
5.8 Resignations	65
5.9 Closing Conditions	65
5.10 Public Announcements	65
5.11 Further Assurances	65
5.12 Indemnification	65
5.13 Tax Matters	66
5.14 Contract Consents, Amendments and Terminations	67
5.15 Commercially Reasonable Efforts	69
5.16 Additional Financial Statements.	70
ARTICLE VI CLOSING	71
6.1 Filing of Certificate of Merger	71
6.2 Closing	71
ARTICLE VII CONDITIONS TO OBLIGATIONS	71
7.1 Conditions to Obligations of Parent, Ultimate Parent, Merger Sub and the Company	71
7.2 Conditions to Obligations of Parent, Ultimate Parent and Merger Sub	72
7.3 Conditions to the Obligations of the Company	76
ARTICLE VIII TERMINATION/EFFECTIVENESS	76
8.1 Termination	76
8.2 Effect of Termination	77

ARTICLE IX SECURITYHOLDER REPRESENTATIVE	77
9.1 Designation and Replacement of Securityholder Representative	77
9.2 Authority and Rights of the Securityholder Representative; Limitations on Liability	78
ARTICLE X INDEMNIFICATION	79
10.1 Survival of Representations, Warranties and Covenants	79
10.2 Indemnification	80
10.3 Claims for Indemnification; Resolution of Conflicts	82
10.4 Limitations on Indemnification Liability	86
10.5 Materiality	88
10.6 Base Merger Consideration Adjustment	88
ARTICLE XI MISCELLANEOUS	89
11.1 Waiver	89
11.2 Notices	89
11.3 Assignment	90
11.4 Rights of Third Parties	90
11.5 Expenses	90
11.6 Governing Law	91
11.7 Captions; Counterparts	91
11.8 Construction	91
11.9 Entire Agreement	91
11.10 Amendments	92
11.11 Publicity	92
11.12 Severability	92
11.13 Jurisdiction	92
11.14 Service of Process	92
11.15 Specific Performance and Remedies	93
11.16 No Reliance on Forward Looking Statements	93
11.17 Plan of Merger.	93
11.18 Consent to Representation; Conflict of Interest.	94
11.19 Guarantee.	94

Exhibits
Exhibit A – Form of Offer Letter
Exhibit B-1 – Form of Key Stockholder Non-Competition Agreement
Exhibit B-2 – Form of Significant Stockholder Non-Competition Agreement
Exhibit B-3 – Form of Required Employee Non-Competition Agreement
Exhibit C – Form of Confidential Information and Inventions Assignment Agreement
Exhibit D – Form of Securities Restriction Agreement
Exhibit E – Form of Stockholder Written Consent
Exhibit F – Form of Joinder Agreement
Exhibit G – Form of Certificate of Merger
Exhibit H – Form of Warrant Cancellation Agreement
Exhibit I – Form of Letter of Transmittal
Exhibit J – Form of Escrow Agreement
Exhibit K – Form of 280G Waiver
Exhibit L – Form of Release
Exhibit M – Form of Tax Indemnification Agreement
Exhibit N-1 – Form of Fog Creek Non-Solicitation Agreement
Exhibit N-2 – Form of Stack Exchange Non-Solicitation Agreement
Exhibit O – Form of Acknowledgement and Release

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger (this “Agreement”), dated as of January 9, 2017, is entered into by and among Atlassian, Inc., a Delaware corporation (“Parent”), Gilbert Merger Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), Atlassian Corporation Plc, a company organized under the laws of England and Wales (“Ultimate Parent”), Trello, Inc., a Delaware corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as the Securityholder Representative (the “Securityholder Representative”).
RECITALS
WHEREAS, the respective Boards of Directors of Ultimate Parent, Parent, Merger Sub and the Company have approved and declared advisable this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”); and
WHEREAS, concurrently with the execution and delivery of this Agreement the Key Stockholder has executed and delivered to Parent an offer letter in the form attached hereto as Exhibit A (an “Offer Letter”), a non-competition agreement in the form attached hereto as Exhibit B-1 (the “Key Stockholder Non-Competition Agreement”), a Confidential Information and Inventions Assignment Agreement in the form attached hereto as Exhibit C (a “CIIA”) and a Securities Restriction Agreement in the form attached hereto as Exhibit D (a “Securities Restriction Agreement”), in each case, to be effective as of the Closing Date;
WHEREAS, concurrently with the execution and delivery of this Agreement Joel Spolsky has executed and delivered to Parent a non-competition agreement in the form attached hereto as Exhibit B-2 (the “Significant Stockholder Non-Competition Agreement”);
WHEREAS, concurrently with the execution and delivery of this Agreement the employees of the Company identified on Schedule I (the “Required Employees”), have executed and delivered to Parent an Offer Letter, a non-competition agreement in the form attached hereto as Exhibit B-3 (the “Required Employee Non-Competition Agreement”) and a CIIA, in each case, to be effective as of the Closing Date; and
WHEREAS, immediately following the execution of this Agreement Stockholders representing at least eighty two percent (82%) of the outstanding shares of Company Stock voting together as a single class and on an as-converted to Common Stock basis shall execute and deliver: (a) a written consent, in accordance with Section 228 of the DGCL, in the form attached hereto as Exhibit E (the “Stockholder Written Consent”) approving this Agreement, the Merger and the other transactions contemplated hereby in accordance with Section 251 of the DGCL (the “Stockholder Approval”); and (b) a joinder agreement in substantially the form attached hereto as Exhibit F (the “Joinder Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
As used herein, the following terms shall have the following meanings:
“Acquiom” means Acquiom Clearinghouse LLC, a Delaware limited liability company.
“Adjustment Escrow Amount” means One Million Dollars (US$1,000,000.00).
“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise.
“Aggregate Exercise Price” means an amount equal to the aggregate exercise prices of all Eligible Company Options.
“Aggregate Warrant Exercise Price” means an amount equal to the aggregate exercise prices of all Warrants.
“Anti-Corruption and Anti-Bribery Laws” means the UK Bribery Act of 2010, as amended, and any rules or regulations thereunder, the Foreign Corrupt Practices Act of 1977, as amended, and any rules or regulations thereunder, or any other applicable anti-corruption or anti-bribery Laws.
“Antitrust Laws” means any antitrust, Competition Law, premerger notification or trade regulation Laws.
“Base Merger Consideration” means Four Hundred Twenty Five Million Dollars (US$425,000,000.00).
“Business” means the business of the Company as it is currently conducted or contemplated to be conducted by the Company.
“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in the State of California are authorized or required by Law to close.
“Closing Merger Consideration” means the Closing Total Merger Consideration; minus the sum of: (a) the Adjustment Escrow Amount; (b) the Fund Amount (c) the Indemnity Escrow Amount; and (d) the Total Unvested Merger Consideration.
“Closing Per Share Merger Consideration” means with respect to each share of Company Stock: (a) the Closing Merger Consideration; divided by (b) the Vested Securities.

“Closing Total Merger Consideration” means the Base Merger Consideration: plus (a) Estimated Company Cash; plus (b) the Aggregate Exercise Price; plus (c) the Aggregate Warrant Exercise Price; plus (d) the Estimated Closing Adjustment, if any; minus (e) the sum of: (i) the Estimated Holder Allocable Expenses; (ii) the Estimated Indebtedness; and (iv) all Estimated Pre-Closing Taxes.
“Closing Total Per Share Merger Consideration” means with respect to each share of Company Stock: (a) the Closing Total Merger Consideration; divided by (b) the Fully Diluted Shares.
“Closing Working Capital” means: (a) the Current Assets of the Company, less (b) the Current Liabilities of the Company, in each case determined as of 5:00 p.m. Pacific time on the Closing Date.
“Code” means the Internal Revenue Code of 1986, as amended.
“Common Shares” means shares of Common Stock.
“Common Stock” means the common stock, par value $0.0001 per share of the Company.
“Common Stockholder” means a holder of Common Shares.
“Company Board” means the Company’s board of directors.
“Company Cash” means the amount (expressed in United States dollars) of all cash and cash equivalents of the Company (plus the amount of all outstanding uncleared deposits to the Company, and net of any issued but uncleared wires, checks, drafts or money orders of the Company) as of 5:00 p.m. Pacific time on the Closing Date, in each case, determined in accordance with GAAP.
“Company Indebtedness” means the Indebtedness of the Company as of 5:00 p.m. Pacific time on the Closing Date, in each case, determined in accordance with GAAP; provided, however, that Company Indebtedness shall not include Holder Allocable Expenses or Pre-Closing Taxes.
“Company Securityholder” means each Vested Stockholder, Eligible Optionholder and Warrantholder, but solely with respect to the Vested Securities held by such Person.
“Company Stock” means any shares of Common Stock and Preferred Stock of the Company.
“Competition Laws” means the HSR Act, or any other international, multilateral, multinational, national, federal or state Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.
“Contracts” means any written or oral contracts, agreements, subcontracts, leases, purchase orders or other instruments (including any amendments, addendums and other modifications thereto).
“Current Assets” means all current assets of the Company, as of 5:00 p.m. Pacific time on the Closing Date, but excluding: (a) Company Cash; (b) any prepaid expense; (c) any Tax assets;

and (d) receivables from any of the Company’s Affiliates, Fog Creek or Stack Exchange, directors, Employees, officers or Stockholders and any of their respective Affiliates, in each case, determined in accordance with the historical accounting practices of the Company to the extent in accordance with GAAP and otherwise in accordance with GAAP.
“Current Liabilities” means all current Liabilities of the Company, as of 5:00 p.m. Pacific time on the Closing Date, including, without duplication: (a) all Liabilities arising in connection with the Merger and the transactions contemplated hereby; and (b) any deferred revenue; and (c) any outstanding checks not cashed and wires sent but not yet received, but excluding: (i) Pre-Closing Taxes; (ii) all Holder Allocable Expenses; and (iii) all Company Indebtedness, in each case determined in accordance with the historical accounting practices of the Company to the extent in accordance with GAAP and otherwise in accordance with GAAP.
“Dissenting Stockholder” means a holder of Dissenting Shares.
“Eligible Optionholder” means each holder of an Eligible Company Option, in each case, after giving effect to the Securities Restriction Agreement.
“Employees” means the current and former employees of the Company.
“Employment Documents” means an offer letter with Parent, (or in the case of the Key Stockholder and any Required Employee, an Offer Letter), CIIA and Form I-9.
“Environmental Laws” means any and all applicable foreign, United States federal, state or local laws, statutes, ordinances, rules, or regulations relating to pollution, the protection of the environment, or the use, storage, treatment, handling, generation, release, disposal, or transportation of Hazardous Materials.
“Equity Interests” means, with respect to any Person, any capital stock of, or other ownership, membership, partnership, voting, joint venture, equity interest, stock appreciation, phantom stock, profit participation or similar rights in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, voting, joint venture, equity interest, stock appreciation, phantom stock, profit participation or similar rights, in all cases, whether vested or unvested.
“Export and Import Control Laws” means any Law or Governmental Order governing (i) imports, exports, re-exports, or transfers of products, services, software, or technologies from or to the United States or another country; (ii) any release of technology or software in any foreign country or to any foreign Person (anyone other than a citizen or lawful permanent resident of the United States, or a protected individual as defined by 8 U.S.C. § 1324b(a)(3)) located in the United States or abroad; (iii) economic sanctions or embargoes; or (iv) compliance with unsanctioned foreign boycotts.

“Fog Creek” means Fog Creek Software, Inc., a Delaware corporation, and each of its Subsidiaries.
“Fully Diluted Shares” means the sum, without duplication, of (i) the aggregate number of Common Shares that are issued and outstanding immediately prior to the Effective Time, (ii) the aggregate number of Common Shares issuable upon conversion of all Preferred Shares that are issued and outstanding immediately prior to the Effective Time, and (iii) the aggregate number of Common Shares issuable upon exercise of all Options and Warrants.
“Fund Amount” means one million dollars (US$1,000,000.00).
“Fundamental Representations” means, collectively, the representations and warranties set forth in Sections 3.1 (Corporate Organization of the Company), 3.3 (Due Authorization), 3.4(a) (Consents), 3.5 (Capitalization of the Company), 3.8 (Litigation), 3.13 (Taxes), and 3.14 (Brokers’ Fees).
“GAAP” means generally accepted accounting principles.
“General Claims” means Representation Claims, except with respect to claims arising out of, resulting from or in connection with: (i) any fraud (with scienter), willful breach or intentional misrepresentation by or on behalf of the Company, including by any representative of the Company; (ii) the Fundamental Representations; and (iii) the IP Representations.
“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body.
“Governmental Order” means, with respect to any Person, any Law, order, executive order, judgment, ruling, injunction, decree, writ, stipulation, determination or award, or other similar requirement or order enacted, adopted, promulgated or applied by a Governmental Authority or arbitrator that is binding upon or applicable to such Person or its assets or property.
“Hazardous Material” means any pollutant, contaminant, chemical, waste, substance or mixture that is defined, listed or regulated under Environmental Law as “hazardous” or “toxic” (or words of similar meaning), including petroleum or any fraction or by-product thereof, asbestos or asbestos-containing material, radioactive materials, polychlorinated biphenyls and chlorofluorocarbons.
“Holder Allocable Expenses” means, without duplication, the aggregate amount of all fees and expenses incurred by or on behalf of the Company in connection with the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby but only to the extent incurred prior to the Closing (whether payable prior to or after the Closing), including, without limitation: (a) all fees, costs and expenses (including the costs of the D&O Tail Policy, the cost of premiums to be paid to insurers of the Company’s indemnity obligations, if any, and fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants and appraisal fees, costs and expenses) incurred by the Company, or any officer, director, Employee, equityholder or other stakeholder or representative of the Company (to the extent that the Company is responsible for the payment thereof) in connection with the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby (including any amounts payable to any third party in connection with obtaining any consent, waiver, approval, termination or amendment required to be obtained in connection with the consummation of the transactions contemplated hereby, the portion of any Transfer Taxes for which the Company Securityholders are responsible pursuant to Section 5.13(d), and one half of any filing fees associated with the HSR Act or any other Antitrust Law applicable to the transactions contemplated by this Agreement); and (b) all amounts (including the employer portion of any employment Taxes with respect thereto) payable by the Company, whether immediately or in the future (but excluding all incentive Equity Interests issued by Parent to Employees following the Closing in connection with the consummation of the transactions contemplated hereby) or which otherwise shall have accrued for Tax purposes as of the Closing Date under any “change of control,” retention, sale, stay bonus, incentive, termination, compensation, severance or other similar arrangements triggered in-whole or in-part as a result of the consummation of the transactions contemplated hereby (including any bonuses payable to Employees, equityholders, directors, consultants or any other Person at the discretion of the Company in connection with the consummation of the transactions contemplated hereby), in the case of each of clauses (a) and (b), to the extent unpaid prior to the Closing Date, even if such amounts are payable after the Closing Date; provided, however, that Holder Allocable Expenses shall not include Company Indebtedness or Pre-Closing Taxes.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Indemnity Escrow Amount” means Fifty Three Million One Hundred Twenty Five Thousand Dollars (US$53,125,000.00).
“Indemnity Escrow Final Release Date” means December 31, 2021.
“Indemnity Escrow Initial Release Date” means the date that is eighteen (18) months following the Closing Date.
“Indebtedness” means (i) any outstanding payment obligations in respect of borrowed money or loans or advances whether or not evidenced by bonds, monies, notes, debentures, or similar instruments, (ii) any outstanding payment obligations as lessee under any lease or similar arrangement required to be recorded as a capital lease in accordance with GAAP, (iii) any outstanding payment obligations in connection with letters of credit or bankers’ acceptances, performance bonds, sureties or similar obligations (to the extent drawn), (iv) any outstanding obligations to pay the deferred purchase price of property, goods or services, (v) all Liabilities arising from cash/book overdrafts, (vi) all Liabilities under conditional sale or other title retention agreements, (vii) all Liabilities arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates, (viii) in respect of guaranties, direct or indirect, in any manner, of all or any part of any Indebtedness of any other Person, (ix) with respect to the Company, the net amount of any obligation or Liability of the

Company to any Employee (except for compensation payable to any Employee in the ordinary course of business for such Employee’s services as an Employee) and (x) relating to any accrued interest, fees, expenses, premiums or penalties in respect of any of the foregoing that may become payable in connection therewith, including as a result of the consummation of the transactions contemplated by this Agreement, in each case assuming the full repayment of all such Indebtedness. Notwithstanding the foregoing, in no event shall Indebtedness include any Liability included in the calculation of the Estimated Closing Working Capital or Holder Allocable Expenses.
“IP Cap” means Ninety Million Dollars (US$90,000,000.00) (it being understood that the IP Cap shall be reduced by any amounts actually recovered by the Parent Indemnified Parties from the Company Securityholders in respect of General Claims whether or not such recovery is from the Indemnity Escrow Amount or directly from the Company Securityholders pursuant to Section 10.4(d).
“Key Stockholder” means Michael Pryor.
“Knowledge” or “Known” means, with respect to the Company, that such entity will also be deemed to have “Knowledge” of, or to have “Known,” a particular fact or other matter if either of the Significant Stockholders or any Person listed on Schedule II, is actually aware of such fact or other matter or would reasonably be expected to have become aware of such fact in the customary performance of his or her duties and responsibilities, or such fact or other matter is reflected in one or more documents (whether written or electronic, including electronic mails sent to or by such Person) in, or that have been in, the possession of such Person, including his or her personal files, or such fact or other matter is reflected in one or more documents (whether written or electronic) contained in books and records of the Company that would reasonably be expected to be reviewed by such Person in the customary performance of his or her duties and responsibilities.
“Law” means any statute, law, ordinance, rule, administrative ruling, regulation or Governmental Order, in each case, of any Governmental Authority.
“Leased Real Property” means the real property leased or subleased by the Company, together with, to the extent leased or subleased by the Company, all buildings and other structures, facilities or improvements currently located thereon, all fixtures thereto, and all easements, licenses, rights, privileges and other appurtenances relating to the foregoing.
“Liabilities” means all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, asserted or unasserted, known or unknown, including those arising under any Law, Proceeding or Governmental Order and those arising under any Contract.
“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, security interest or other lien of any kind.
“Losses” means, without duplication, claims, demands, deficiencies, Proceedings, damages, Liabilities, losses, Taxes, fines, interest, awards, judgments, penalties, lost profit, diminution in value, Third Party Costs, other costs (including re-engineering), and expenses (including attorneys’, accountants’, consultants’, investigators’ and experts’ fees and expenses and including any such fees and expenses incurred in connection with the investigation, defense, negotiation or settlement of any claim); provided, that Losses shall not include exemplary or punitive Losses (except to the extent actually awarded to a third party).
“made available” means that the Company has posted and made available to Parent the materials in question, on or before the third (3rd) Business Day prior to the date of this Agreement, to the virtual data room located at https://goodwinprocter.box.com/s/tfvejhoh6le56b0k2r8ypemh2mvvf5d0 and, https://goodwinprocter.box.com/s/fdyurt114jd533r9w6eugez35tsgtcrg or on the eShares, Inc. platform at https://esharesinc.com/corporations/30765/.
“Material Adverse Effect” means, with respect to any Person, any effect, change, fact, event or occurrence that has or would reasonably be expected to have a material adverse effect on the Business, assets (whether tangible or intangible), Liabilities, condition (financial or otherwise), operations, results of operations, prospects, customer or other business relationships, Employees or capitalization of the Company; provided, however, that in no event would any of the following, alone or in combination be taken into account in determining whether there has been or will be, a “Material Adverse Effect” on or in respect of such Person to the extent arising out of: (a) any change in applicable Laws or GAAP or any interpretation thereof; (b) any change in interest rates or economic, political, business or financial market conditions generally; and (c) any change generally affecting any of the industries in which such Person or its Subsidiaries operates or the economy as a whole; provided, that with regard to subsections (a), (b) and (c), any such effect, change, fact, event or occurrence shall, either alone or in combination, be deemed to constitute, and shall be taken into account (including the effects of any of the foregoing) in determining whether there has been or will be, a “Material Adverse Effect” on or in respect of any Person if such effect, change, fact, event or occurrence has a disproportionate effect on such Person and its Subsidiaries, taken as a whole relative to similarly situated companies.
“Merger Consideration” means the Closing Merger Consideration, together with those portions of the Adjustment Escrow Amount, the Fund Amount and Indemnity Escrow Amount, if any, that the Company Securityholders become entitled to receive pursuant to the terms of this Agreement.
“Option” means any option to purchase Common Stock granted under the Stock Option Plan and still outstanding as of immediately prior to the Effective Time.
“Optionholder” means a holder of an Option.
“Ordinary Course of Business” means, with respect to the Company, the ordinary course of it Business, consistent with past custom and practice, including with regard to nature, frequency and magnitude.
“Owned Real Property” means all real property and any fixtures or appurtenances thereto owned by the Company.

“PEO” means Justworks Employment Group, LLC.
“Permitted Liens” means (i) mechanics, materialmen’s and similar Liens with respect to any amounts not yet due and payable or which are being contested in good faith through (if then appropriate) appropriate proceedings, (ii) Liens for Taxes not yet due and payable, (iii) Liens securing rental payments under capital lease obligations, and (iv) liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that are matters of record.
“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.
“Pre-Closing Taxes” means, without duplication: (i) all Taxes (or the non-payment thereof) of the Company for all Pre-Closing Tax Periods; (ii) any and all Taxes of any member of an affiliated, consolidated, combined, or unitary group of which the Company (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local, or foreign law or regulation; (iii) any and all Taxes of any Person (other than the Company) imposed on the Company or its Subsidiaries as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing; and (iv) any other Taxes arising out of the Merger (including without limitation all employment or payroll Taxes relating to payments made to Optionholders, or related to any bonus, severance, or change of control payments or any other payments made in connection with this Agreement), in each case, except to the extent such Taxes were taken into account in the Closing Total Merger Consideration. In the case of any Straddle Period, the amount of any Taxes based on or measured by income, receipts, sales, use or payroll of the Company for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the end of the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Company holds a beneficial interest shall be deemed to terminate at such time), except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) other than with respect to property placed into service after the Closing, shall be allocated on a per diem basis, and the amount of other Taxes of the Company for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on and including the Closing Date and the denominator of which is the number of days in such Straddle Period. Notwithstanding any provision to the contrary in this definition, Pre-Closing Taxes shall not include (A) Taxes attributable to any action of Parent or its Affiliates (including the Company and the Surviving Corporation) on the Closing Date after the Closing other than any actions contemplated by this Agreement or the other documents delivered in connection with this Agreement, or (B) Taxes resulting from an amendment of Tax Returns for the Pre-Closing Tax Period unless such amendment is made in order to correct an error attributable to a breach or inaccuracy of the representations contained in Section 3.13 (Taxes).

“Pre-Closing Tax Period” means any taxable year or period that ends on or before the Closing Date and, with respect to any taxable year or period beginning on or before and ending after the Closing Date, the portion of such taxable year or period ending on and including the Closing Date.
“Preferred Shares” means shares of Preferred Stock.
“Preferred Stock” means the preferred stock, par value $0.0001 per share of the Company, which is designated Series A Preferred Stock.
“Preferred Stockholder” means a holder of Preferred Shares.
“Pro Rata Share” means, with respect to any Company Securityholder, the quotient of: (a) the aggregate number of Vested Securities held by such Company Securityholder immediately prior to the Effective Time; divided by (b) the aggregate number of Vested Securities held by all Company Securityholders immediately prior to the Effective Time, after giving effect to the Securities Restriction Agreement.
“Proceeding” means any suit, claim, complaint, allegation, action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, assessment, arbitration, examination, inquiry, or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.
“Restricted Stock” means any award of shares of Common Stock outstanding that are, at the Effective Time, subject to vesting or forfeiture or repurchase by the Company, after giving effect to the Securities Restriction Agreement.
“Significant Stockholders” means Michael Pryor and Joel Spolsky.
“Securityholder-Related Claims” means any Proceeding by any Person: (a) seeking to assert, or based upon: (i) ownership or rights to ownership of any Equity Interests of the Company; (ii) any rights of a Stockholder or holder of other Equity Interests of the Company in their capacities as such, including any claim for breach of fiduciary duty or derivative claims, any option, preemptive rights, or rights to notice or to vote, and any claim that any formulas, definitions or provisions related to the payment of the Merger Consideration or otherwise set forth in the Consideration Spreadsheet are incorrect; (iii) any rights of such Person under the certificate of incorporation and bylaws of the Company or any other claim by a Covered Person pursuant to Section 5.12 to the extent not covered under the D&O Tail Policy; (iv) any claim that such Person’s Equity Interests of the Company were wrongfully repurchased, terminated or otherwise cancelled by the Company.
“Special Escrow Amount” means the lesser of: (a) Fifteen Million ($15,000,000.00) Dollars; and (b) the amount remaining in the Escrow Account on the Indemnity Escrow Initial Release Date.
“Stack Exchange” means Stack Exchange, Inc., a Delaware corporation and each of its Subsidiaries.

“Straddle Period” means any taxable year or period that begins on or before and ends after the Closing Date.
“Stockholder” means a Common Stockholder or Preferred Stockholder.
“Stock Option Plan” means the 2014 Stock Plan of the Company.
“Subsidiary” means, with respect to any Person, any corporation, association, business entity, partnership, limited liability company or other entity, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries, of which (i) such Person directly or indirectly owns or controls securities or other interests representing more than 50% of the voting power of such entity, or (ii) such Person is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of the board of directors or other governing body of such entity.
“Taxes” means all federal, state, local, non-U.S. or other fees, duties, levies, customs, tariffs, imposts, assessments and obligations in the nature of or similar to a tax, including without limitation, all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, unclaimed property, escheat, sales, use, transfer, registration, alternative or add-on minimum, or estimated tax, and including any interest, penalty, or addition thereto, whether disputed or not, and including any obligations to indemnify or otherwise assume or succeed to the Tax Liability of any other Person.
“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with respect to Taxes, including any claims for refunds of Taxes, any information returns and any amendments or supplements of any of the foregoing.
“Tax Sharing Agreement” means any agreement or arrangement (whether or not written), other than this Agreement or the Tax Indemnification Agreement, entered into on or prior to the Closing Date binding the Company or any of its Subsidiaries that provides for the allocation, apportionment, sharing, indemnification or assignment of any Tax Liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax Liability.
“Total Unvested Merger Consideration” means an amount equal to: (a) (i) the number of Unvested Securities; multiplied by (ii) the Closing Total Per Share Merger Consideration; plus (b) Eight Million Five Hundred Thousand Seventy-Eight Dollars and Sixty-Eight Cents ($8,500,078.68).
“Treasury Regulations” means the Treasury regulations promulgated under the Code.
“Ultimate Parent Shares” means the Class A ordinary shares of Ultimate Parent, nominal value $0.10 per share.

“Ultimate Parent Share Price” means $24.52.
“Unvested Options” means all Options to the extent unvested as of immediately prior to the Effective Time.
“Unvested Securities” means the sum of: (a) the aggregate number of shares of Restricted Stock; plus (b) the aggregate number of Common Shares issuable upon exercise of all Unvested Options.
“Vested Securities” means: (a) shares of Common Stock that are vested as of immediately prior to the Effective Time; (b) shares of Common Stock that are issuable upon exercise of Eligible Company Options; (c) Preferred Shares; and (d) shares of Common Stock issuable upon exercise of Warrants, in each case, after giving effect to the Securities Restriction Agreement.
“Vested Stockholder” means a holder of shares of Common Stock that are vested as of immediately prior to the Effective Time, in each case, after giving effect to the Securities Restriction Agreement, and the Preferred Stockholders.
“Working Capital Lower Threshold” means negative Six Million Nine Hundred Eighty Five Thousand Nine Hundred Twenty Three Dollars ($(6,985,923.00)).
“Working Capital Upper Threshold” means negative Five Million Nine Hundred Eighty Five Thousand Nine Hundred Twenty Three Dollars $(5,985,923.00).
“WARN” means the Worker Adjustment and Retraining Notification Act.
“Warrant” means each warrant to purchase Common Stock, in each case that is outstanding and unexercised immediately prior to the Effective Time.
“Warrantholder” means a holder of a Warrant.

Term	Section
2010 Health Care Law	3.11(g)
280G Approval	5.5(b))
280G Payments	5.5(a)
280G Waiver	5.5(a)
Additional Financial Statements	5.16
Adjustment Escrow Release Date	2.15(d)
Advisory Group	9.2
Agreed Amount	10.3(a)(i)
Agreement	Preamble
Basket	10.4(b)
Books and Records	3.27
Certificate of Merger	2.1
Certificates	2.7(b)

CIIA	Recitals
Claim Certificate	10.3(a)(i)
Claimed Amount	10.3(a)(i)
Closing	6.2
Closing Adjustment	2.15(a)(iii)
Closing Date	6.2
Closing Statement	2.15(b)(i)
Company	Preamble
Company Benefit Plan	3.11(a)
Company Data	3.19(p)
Company Intellectual Property	3.19(a)(i)
Company Intellectual Property Rights	3.19(a)(ii)
Company Privacy Policy	3.19(a)(iii)
Company Products	3.19(a)(iv)
Company Registered Intellectual Property	3.19(b)
Company Sites	3.19(o)
Company Stockholder Approval	3.3
Competing Proposal	5.4(a)
Confidentiality Agreement	11.9
Consideration Spreadsheet	2.16(a)
Contaminants	3.19(s)
Conversion Ratio	2.6(b)
Copyrights	3.19(a)(vii)
Covered Persons	5.12
Customer Data	3.19(a)(v)
D&O Tail Policy	5.12
DGCL	Recitals
Disputed Amounts	2.15(c)(iii)
Dissenting Shares	2.12
Domain Names	3.19(a)(vii)
Effective Time	2.8
Eligible Company Option	2.6(a)
Environmental Permits	3.20
ERISA	3.11(a)
ERISA Affiliate	3.11(f)
Escrow Account	2.13(a)
Escrow Agent	2.13(a)
Escrow Agreement	2.13(a)
Escrow Fund	2.13(a)
eShares	2.7(b)
eShares Cancellation	2.7(b)
Estimated Closing Adjustment	2.15(a)(ii)
Estimated Closing Statement	2.15(a)(i)

Estimated Closing Working Capital	2.15(a)(i)
Estimated Company Cash	2.15(a)(i)
Estimated Holder Allocable Expenses	2.9
Estimated Indebtedness	2.10
Estimated Pre-Closing Taxes	2.15(a)(i)
Final Payment Date	10.3(e)
Financial Statements	3.6
Fog Creek Non-Solicitation Agreement	7.2(v)
Fund Account	2.13(b)
Fundamental Rep Claims Expiration Time	10.1
General Claims Expiration Time	10.1
Generally Commercially Available Code	3.19(a)(vi)
Governmental Antitrust Authority	5.15(b)
Gunderson	11.18
Holder Allocable Expenses Certificate	2.9
Holders	2.7(b)
Inbound Licenses	3.19(f)
Incentive Stock Option	2.6(b)
Indebtedness Certificate	2.10
Indemnity Escrow Initial Release Amount	10.3(e)
Independent Accountant	2.15(c)(iii)
Initial Payment Date	10.3(e)
Insurance Policies	3.15
Intellectual Property Rights	3.19(a)(vii)
IP Claims	10.4(c)
IP Claims Expiration Time	10.1
IP Representations	10.1
Joinder Agreement	Recitals
Key Stockholder Non-Competition Agreement	Recitals
Letter of Transmittal	2.7(b)
Majority Holders	9.1
Merger	Recitals
Merger Sub	Preamble
Multiemployer Plan	3.11(f)
Objection Certificate	10.3(a)(i)
Offer Letter	Recitals
Open Source Software	3.19(a)(viii)
Option Consideration	2.6(a)
Outbound Licenses	3.19(h)
Parent	Preamble
Parent Indemnified Parties	10.2(a)
Patents	3.19(a)(vii)
Paying Agent	2.7(a)

Permits	3.16
Personally Identifiable Information	3.19(a)(ix)
Plan of Merger	11.17
Post-Closing Adjustment	2.15(b)(vi)
PTO	3.19(b)
Registered Intellectual Property	3.19(a)(x)
Release	7.2(t)
Representation Breaches	10.2(a)(ii)
Representation Claim	10.4(b)
Representative Losses	9.2
Required Consents	5.14(a)
Required Notices	5.14(a)
Required Employee Non-Competition Agreement	Recitals
Required Employees	Recitals
Required Modifications	5.14(b)
Required Stockholder Approval	5.7(a)
Resolution Period	2.15(c)(ii)
Restricted Ultimate Parent Shares	2.6(c)
Review Period	2.15(c)(i)
Securities Restriction Agreement	Recitals
Securityholder Representative Securityholder Representative Engagement Agreement	Preamble 9.2
Securityholder Representative Group	9.2
Securityholders Seller Group	2.16(a) 11.18
Significant Customer	3.25(a)
Significant Supplier	3.25(b)
Significant Stockholder Non-Competition Agreement	Recitals
Special Claims	10.4(c)
Special Claims Expiration Time	10.1
Spin-Off Transaction Stack Exchange Non-Solicitation Agreement	3.13(k) 7.2(w)
Standard Form Agreements	3.19(g)
Statement No. 5	3.6(d)
Statement of Objections	2.15(c)(ii)
Stockholder Approval	Recitals
Stockholder Notice	5.7(a)
Stockholder Written Consent	Recitals
Surviving Corporation	2.1
Tax Contest	5.13(e)
Tax Indemnification Agreement	7.2(u)
Technology	3.19(a)(xi)
Terminated Agreements	5.14(c)

Terminated Plan	5.6(a)
Termination Date	8.1(b)
Third Party Costs	10.3(b)(i)
Third Party Claim	10.2(a)(xii)
Third Party Claim Notice	10.3(b)(i)
Trademarks	3.19(a)(vii)
Transfer Taxes	5.13(d)
Ultimate Parent	Preamble
URLs	3.19(a)(vii)
Warrant Cancellation Agreement	2.6(f)
Warrant Consideration	2.6(f)

ARTICLE II
THE MERGER
2.1    Merger. Parent, Merger Sub and the Company are hereby adopting a plan of merger, providing for the merger of Merger Sub with and into the Company, with the Company being the surviving corporation. The Merger shall be consummated in accordance with this Agreement and evidenced by a Certificate of Merger between Merger Sub and the Company in substantially the form of Exhibit G hereto (the “Certificate of Merger”), such Merger to be consummated as of the Effective Time. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving corporation in the Merger (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Corporation”) shall continue its corporate existence under the DGCL as a wholly owned Subsidiary of Parent.
2.2    Certificate of Incorporation and Bylaws; Directors and Officer. At the Effective Time, (a) the certificate of incorporation of the Surviving Corporation shall be amended to be identical to the certificate of incorporation of the Merger Sub as in effect immediately prior to the Effective Time until thereafter amended in accordance with the terms thereof or as provided by applicable Law, and (b) the bylaws of the Surviving Corporation shall be amended to be identical to the bylaws of the Merger Sub as in effect immediately prior to the Effective Time until thereafter amended in accordance with the terms thereof, by the certificate of incorporation of the Surviving Corporation or as provided by applicable Law; provided, however, in each case, that the name of the corporation set forth therein shall be changed to the name of the Company.
2.3    Effects of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.
2.4    Directors and Officers. The directors and officers of Merger Sub, in each case, immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.
2.5    Conversion of Shares; Merger Consideration.
(a)    At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Company Stock, each share of Company Stock that is issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares held by Dissenting Stockholders, which Dissenting Shares shall not constitute “Company Stock” hereunder and Restricted Stock) shall be converted into the right to receive the Closing Per Share Merger Consideration, in cash, without interest, and the holder of such Company Stock shall be entitled to receive a portion of: (i) the Adjustment Escrow Amount pursuant to Section 2.15(d); (ii) the Fund Amount pursuant to Section 2.15(b) and (iii) the Indemnity Escrow Amount pursuant to Section 10.3(d), in each case, at the respective times and subject to the contingencies specified therein. For purposes of calculating the aggregate amount of the Closing Merger Consideration payable to each Company Securityholder pursuant to this Section 2.5(a), Section 2.6(a)(i) and Section 2.6(f), and the aggregate portion of each of the Adjustment Escrow Amount, Fund Amount, and Indemnity

Escrow Amount that such Company Securityholder has the right to receive, all amounts payable in cash to such Company Securityholder will be aggregated and rounded up to the nearest whole cent (with $0.005 being rounded upward).
(b)    At the Effective Time, by virtue of the Merger and without any action on the part of Parent or Merger Sub, each share of common stock, par value $0.01 per share, of Merger Sub shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.
2.6    Treatment of Options; Restricted Stock; Warrants; Corporate Actions.
(a)    At the Effective Time, each then-outstanding and vested Option shall be cancelled as follows: (i) in the case of a vested Option having a per share exercise price less than the Closing Per Share Merger Consideration (the “Eligible Company Options”), such Option shall be cancelled in exchange for the right to receive from the Surviving Corporation: (A) an amount (subject to any applicable withholding Taxes) in cash, without interest, equal to the product of: (I) the number of shares of Common Stock subject to such Option and vested as of immediately prior to the Effective Time; and (II) the amount by which the Closing Per Share Merger Consideration exceeds the per share exercise price of such Option, payable through a special payroll, by check, direct deposit or wire transfer of immediately available funds as soon as reasonably practicable following the Closing; provided, however, that no Optionholder who holds an Eligible Company Option will receive any portion of such Optionholder’s Option Consideration until such Optionholder shall have surrendered to the Company or the Surviving Corporation a validly executed Joinder Agreement; and (B) the holder thereof shall be entitled to receive a portion of: (I) the Adjustment Escrow Amount pursuant to Section 2.15(d); (II) the Fund Amount pursuant to Section 2.13(b); and (III) the Indemnity Escrow Amount pursuant to Section 10.3(d), in each case, at the respective times and subject to the contingencies specified therein; or (ii) in the case of any Option having a per share exercise price equal to or greater than the Closing Per Share Merger Consideration, such Option shall be cancelled without the payment of cash or issuance of other securities in respect thereof. The cancellation of Options as provided in the immediately preceding sentences shall constitute full satisfaction of the Company’s obligations under such Options pursuant to the terms thereof. The aggregate amount paid or payable in respect of the cancellation of the Options as set forth in this Section 2.6 is referred to herein as the “Option Consideration.” For the avoidance of doubt, with respect to any Option that is partially vested and partially unvested, the term “Eligible Company Option” shall refer solely to the vested portion of such Option.
(b)    At the Effective Time, each then-outstanding Unvested Option immediately prior to the Effective Time shall be cancelled and converted into and become an option to purchase shares of Ultimate Parent Shares, with such conversion effected through Parent: (i) assuming such Unvested Options; or (ii) replacing such Unvested Options by issuing a replacement stock option to purchase Ultimate Parent Shares in substitution therefor with all material terms the same as the Unvested Options being replaced, in either case in accordance with the terms (as in effect as of the date of this Agreement) of the applicable Stock Option Plan and the terms of the stock option agreement by which each such Unvested Option is evidenced. All rights with respect to Common Stock under Unvested Options assumed or replaced by Parent shall thereupon be converted into options with respect to Ultimate Parent Shares. Accordingly, from and after the Effective Time: (A) each Unvested Option assumed or replaced by Parent may be exercised solely for Ultimate Parent Shares; (B) the number of shares of Ultimate Parent Shares subject to each Unvested Option assumed or replaced by Parent shall be determined by multiplying the number of shares of Common Stock that were subject to such Unvested Option immediately prior to the Effective Time by the Conversion Ratio and rounding the resulting number down to the nearest whole number of Ultimate Parent Shares; (C) the per share exercise price for the Ultimate Parent Shares issuable upon exercise of each Unvested Option assumed or replaced by Parent shall be determined by dividing the per share exercise price of Common Stock subject to such Unvested Option, as in effect immediately prior to the Effective Time, by the Conversion Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (D) subject to the terms of the stock option agreement by which such Unvested Option is evidenced, any restriction on the exercise of any Unvested Option assumed or replaced by Parent shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Unvested Option shall otherwise remain unchanged as a result of the assumption or replacement of such Unvested Option; provided, however, that (i) Parent’s board of directors or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each Unvested Option assumed or replaced by Parent, (ii) Unvested Options shall be subject to administrative procedures consistent with those in effect under Parent’s equity compensation plan and (iii) in the case of any Unvested Option to which Section 421 of the Code is intended to apply by reason of its qualification under Section 422 of the Code (an “Incentive Stock Option”), the exercise price of the option to purchase Ultimate Parent Shares, the number of Ultimate Parent Shares purchasable pursuant to such option to purchase Ultimate Parent Shares and the terms and conditions of exercise of such option to purchase Ultimate Parent Shares shall be determined in order to comply with Section 424 of the Code and any Unvested Option that is not an Incentive Stock Option shall be adjusted in a manner to comply with Section 409A of the Code. The “Conversion Ratio” shall be equal to the fraction having a numerator equal to the Closing Total Per Share Merger Consideration and having a denominator equal to the Ultimate Parent Share Price; provided, however, that if, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or Ultimate Parent Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or a record date with respect to any such event shall occur during such period, and such change is not reflected in the calculations of the Closing Total Per Share Merger Consideration or the Ultimate Parent Share Price then the Conversion Ratio shall be adjusted accordingly.
(c)    At the Effective Time, each share of Restricted Stock that is outstanding and unvested immediately prior to the Effective Time shall be converted into and become a right to receive restricted Ultimate Parent Shares or depositary receipts representing such restricted Ultimate Parent Shares, as may be determined by the Ultimate Parent in good faith (“Restricted Ultimate Parent Shares”), with such conversion effected through Parent, at Parent’s option, either: (i) assuming such share of Restricted Stock; or (ii) replacing such share of Restricted Stock by issuing Restricted Ultimate Parent Shares in substitution therefor with all material terms the same as the Restricted Stock being replaced, in either case in accordance with the terms (as in effect as of the date of this Agreement) of the Stock Option Plan and the terms of the award agreement by which such share of Restricted Stock is evidenced. All rights with respect to Common Stock under shares of Restricted Stock assumed or replaced by Parent shall thereupon be converted into rights with respect to Restricted Ultimate Parent Shares. Accordingly, from and after the Effective Time: (A) each share of Restricted Stock assumed or replaced by Parent will be Restricted Ultimate Parent Shares; (B) the number of Ultimate Parent Shares subject to each award of Restricted Stock assumed or replaced by Parent shall be determined by multiplying the number of shares of Common Stock that were subject to such award of Restricted Stock immediately prior to the Effective Time by the Conversion Ratio (as may be adjusted pursuant to Section 2.6(b)), and rounding the resulting number down to the nearest whole number of Ultimate Parent Shares; (C) any repurchase price applicable to the Restricted Ultimate Parent Shares shall be determined by dividing the repurchase price applicable to the Restricted Stock assumed or replaced by the Conversion Ratio (as may be adjusted pursuant to Section 2.6(b)) and rounding the resulting number up to the nearest whole cent; and (D) subject to the terms of the award agreement by which such award of Restricted Stock is evidenced, any restriction on the issuance of shares under any shares of Restricted Stock assumed or replaced by Parent shall continue in full force and effect and the term, vesting schedule and other provisions of such shares of Restricted Stock shall otherwise remain unchanged as a result of the assumption or replacement of such shares of Restricted Stock; provided, however, that: (i) Parent’s board of directors or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each share of Restricted Stock assumed or replaced by Parent; (ii) each share of Restricted Stock shall be subject to administrative procedures consistent with those in effect under Parent’s equity compensation plan; and (iii) any changes in the terms and provisions of the Restricted Stock to comply with applicable Laws shall be permitted, including setting the period in which the Ultimate Parent may repurchase any unvested Restricted Ultimate Parent Shares at no less than 12 months after the date of the termination of services of the holder of such unvested Restricted Ultimate Parent Shares.
(d)    At the Effective Time, if Parent so elects, Parent may assume the Stock Option Plan or merge such Stock Option Plan into any equity incentive plan of Parent. If Parent elects to so assume or merge the Stock Option Plan, then, under such Stock Option Plan, Parent shall be entitled to grant stock awards, to the extent permissible under applicable Law, using the share reserves of such Stock Option Plan as of the Effective Time (including any shares returned to such share reserves as a result of the termination of Unvested Options that are assumed or replaced by Parent pursuant to Section 2.6(b)), except that: (i) stock covered by such awards shall be Ultimate Parent Shares; (ii) all references in such Stock Option Plan to a number of shares of Common Stock shall be deemed amended to refer instead to a number of Ultimate Parent Shares determined by multiplying the number of referenced shares of Common Stock by the Conversion Ratio, and rounding the resulting number down to the nearest whole number of Ultimate Parent Shares; (iii) Parents’ board of directors or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to the administration of such Stock Option Plan; and (iv) all awards granted under such Stock Option Plan shall be subject to administrative procedures consistent with those in effect under Parent’s equity compensation plan.
(e)    Parent will cause the (i) Ultimate Parent Shares issuable upon exercise of the assumed or replaced Unvested Options and (ii) Restricted Ultimate Parent Shares, including for the avoidance of doubt those shares issued pursuant to the Securities Restriction Agreement to be registered with the SEC on Form S-8, by issuing such shares under an existing, effective Form S-8, or amending an existing, effective Form S-8, will exercise commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as such assumed Unvested Options remain outstanding, and will reserve a sufficient number of Ultimate Parent Shares for issuance upon exercise thereof.
(f)    At the Effective Time, each then-outstanding Warrant shall be cancelled in exchange for the right to receive from Parent as follows: (i) an amount in cash, without interest, equal to the product of: (A) the number of shares of Common Stock subject to such Warrant as of immediately prior to the Effective Time; and (B) the amount by which the Closing Per Share Merger Consideration exceeds the per share exercise price of such Warrant; provided, however, that no Warrantholder will receive any portion of such Warrantholder’s Warrant Consideration until such Warrantholder shall have surrendered to Parent or the Surviving Corporation a validly executed Joinder Agreement and Warrant Cancellation Agreement in substantially the form attached hereto as Exhibit H (the “Warrant Cancellation Agreement”); and (ii) the holder thereof shall be entitled to receive a portion of: (A) the Adjustment Escrow Amount pursuant to Section 2.15(d); (B) the Fund Amount pursuant to Section 2.13(b); and (C) the Indemnity Escrow Amount pursuant to Section 10.3(d), in each case, at the respective times and subject to the contingencies specified therein. The cancellation of Warrants as provided in the immediately preceding sentences shall constitute full satisfaction of the Company’s obligations under such Warrant pursuant to the terms thereof. The aggregate amount paid or payable in respect of the cancellation of the Warrants as set forth in this Section 2.6(f) is referred to herein as the “Warrant Consideration.”
(g)    At or prior to the Effective Time, the Company and the Company Board shall adopt any resolutions and take any actions necessary to (i) effectuate the provisions of Section 2.6 and to ensure that, from and after the Effective Time, holders of Options, Restricted Stock and Warrants have no rights with respect thereto other than those specifically provided in this Section 2.6.
2.7    Payment and Exchange of Certificates.
(a)    Prior to the Effective Time, Parent shall appoint Acquiom (the “Paying Agent”) to serve (and Acquiom shall serve) as Paying Agent for the payment of the cash portion of the Merger Consideration payable pursuant to this Agreement. Notwithstanding the foregoing, if and to the extent that any portion of the Merger Consideration (or any other payments under this Agreement) is subject to any income and/or employment withholding tax, then such payments shall be disbursed by the Surviving Corporation or other Affiliate of Parent (and the Surviving Corporation or such other Affiliate shall cause any such amounts to be disbursed) through the Surviving Corporation’s then-current payroll system, net of applicable Tax withholding, to the applicable payees. The appointment of the Paying Agent shall not affect Parent’s Liability for failing to perform its obligations under the Agreement.
(b)    As soon as reasonable practicable after the date of this Agreement, but in no event later than five (5) Business Days following the execution of this Agreement, the Paying Agent shall mail to each Common Stockholder, Preferred Stockholder and Warrantholder (collectively, the “Holders”), a letter of transmittal and instructions, in the form attached hereto as Exhibit I (the

“Letter of Transmittal”). The Letter of Transmittal shall specify that risk of loss and title to the shares of Common Stock or Preferred Stock or Warrant shall pass only upon receipt by Parent of certificates or instruments that immediately prior to the Effective Time represented such shares (the “Certificates”) or Warrant or confirmation of cancellation of such Certificates or Warrant from the Company’s transfer agent, eShares, Inc. (“eShares”) (the “eShares Cancellation”) (or, in the case of any lost, stolen or destroyed Certificate, compliance with Section 2.11), together with a properly completed and duly executed Letter of Transmittal, duly executed on behalf of such Common Stockholder, Preferred Stockholder, or Warrantholder, effecting the surrender of such shares. If a Holder surrenders to the Paying Agent a Certificate (or the Paying Agent receives the eShares Cancellation of such Certificate, as applicable) (other than a Certificate representing Dissenting Shares) or a Warrant, as applicable, together with such Letter of Transmittal duly executed, and such other documents as may be reasonably requested pursuant to the instructions included with the Letter of Transmittal, at least three (3) Business Days prior to the Closing Date, then such Holder shall be paid the cash portion of the Merger Consideration payable to such Holder on the Closing Date in exchange therefor the amount specified in Section 2.5(a) and Section 2.6(f), as applicable and such Certificate or Warrant, as applicable, shall forthwith be canceled. If a Holder surrenders to the Paying Agent a Certificate (or the Paying Agent receives the eShares Cancellation of such Certificate, as applicable) (other than a Certificate representing Dissenting Shares) or a Warrant, as applicable, together with such Letter of Transmittal duly executed, and such other documents as may be reasonably requested pursuant to such instructions, any time after three (3) Business Days prior to the Closing Date, then such Holder shall be paid the cash portion of the Merger Consideration payable to such Holder no earlier than on the Closing Date and as soon as reasonably practicable in accordance with the immediately preceding sentence, and such Certificate or Warrant, as applicable, shall forthwith be canceled. No interest will be paid or accrued on any amounts payable upon the surrender of the Certificates or Warrants, or the eShares Cancellation of the Certificates, as applicable. If payment is to be made to a Person other than the Person in whose name the Certificate or Warrant surrendered, or confirmed cancelled by eShares, as applicable, is registered, it shall be a condition of payment that the Certificate or Warrant so surrendered, or confirmed cancelled by eShares, as applicable, shall be properly endorsed or otherwise in proper form for transfer and delivered to the Paying Agent with all documents required to evidence and effect such transfer and that the Person requesting such payment pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the Certificate or Warrant surrendered, or confirmed cancelled by eShares, as applicable, or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered or confirmed cancelled by eShares, as applicable, as contemplated by this Section 2.7, each Certificate (other than a Certificate representing Dissenting Shares) and Warrant shall at any time after the Effective Time represent solely the right to receive upon such surrender or eShares cancellation the amounts payable in respect of such Certificate and Warrant as contemplated by Section 2.5(a), and Section 2.6(f), as applicable.
(c)    At any time following the six (6) month anniversary of the Closing Date, Parent shall be entitled to require the Paying Agent to deliver to Parent or its designated successor or assign cash that have been deposited with the Paying Agent pursuant to Section 2.7(a), not disbursed to the Holders pursuant to Section 2.7(b), and thereafter the Holders shall be entitled to look only to Parent or the Surviving Corporation only as general creditors thereof with respect to any and all cash amounts that may be payable to such Holders pursuant to Section 2.5(a) and Section 2.6(f), as applicable, upon the due surrender of a Certificate or Warrant, or the eShares Cancellation of the Certificates, as applicable, and a Letter of Transmittal duly executed, and such other documents as may be reasonably requested pursuant to instructions contained therein in the manner set forth in Section 2.7(b). No interest shall be payable for the cash delivered to Parent pursuant to the provisions of this Section 2.7(c) and which are subsequently delivered to a Holder.
(d)    None of Parent, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.
2.8    Effective Time; Closing Date. Assuming all of the conditions set forth in Article VII of this Agreement have been fulfilled or waived, and provided that this Agreement has not been terminated pursuant to the provisions hereof, on the Closing Date, Merger Sub and the Company shall cause the Certificate of Merger to be executed and filed with the Secretary of State of the State of Delaware as provided in the applicable provisions of the DGCL. For purposes of this Agreement, the “Effective Time” shall mean the time at which the Certificate of Merger has been duly filed in and accepted by the Office of the Secretary of State of the State of Delaware and has become effective in accordance with the DGCL.
2.9    Holder Allocable Expenses. Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a certificate, in a form acceptable to Parent (the “Holder Allocable Expense Certificate”), certified by the Significant Stockholders in their capacities as directors or officers of the Company, showing detail of both the paid and unpaid Holder Allocable Expenses incurred and expected to be incurred by the Company (including any Holder Allocable Expenses anticipated to be incurred after the Closing) (the “Estimated Holder Allocable Expenses”). The Estimated Holder Allocable Expenses shall be accompanied by invoices, payoff letters and payment instructions, including the identity of each recipient, dollar amounts, wire instructions and any other information necessary to effect payment thereof, for each of the foregoing Holder Allocable Expenses. On the Closing Date, Parent shall pay to each party identified in the Estimated Holder Allocable Expenses the amount set forth in the applicable payoff letter in accordance with the terms of the payment instructions for each such Holder Allocable Expense.
2.10    Repayment of Company Indebtedness. No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a certificate, in a form acceptable to Parent (the “Indebtedness Certificate”), certified by the Significant Stockholders in their capacities as directors or officers of the Company, showing all outstanding Company Indebtedness, the Person to whom such outstanding Company Indebtedness is owed and an aggregate total of such outstanding Company Indebtedness (the “Estimated Indebtedness”) together with pay-off letters reasonably acceptable to Parent and payment instructions from all holders of Indebtedness. The Company shall also make arrangements reasonably satisfactory to Parent for all holders of Company Indebtedness to provide to Parent recordable form mortgage and lien releases, canceled notes and other documents reasonably requested by Parent prior to the Closing such that all Liens on the assets or properties of the Company shall be satisfied, terminated and discharged on or prior to the Closing Date other than Permitted Liens. On the Closing Date, Parent shall pay to each holder of Company

Indebtedness set forth on the Indebtedness Certificate the amount set forth in the applicable invoice or payoff letter in accordance with the terms of the payment instructions set forth in the Indebtedness Certificate.
2.11    Lost Certificate. In the event any Certificate has been lost, stolen or destroyed, upon the making of an affidavit, in a form and amount reasonably acceptable to the Paying Agent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, Parent shall, or shall cause the Paying Agent to, issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable as soon as practicable after such receipt of such affidavit and bond in respect thereof as determined in accordance with this Article II.
2.12    Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, including Section 2.5, Common Shares or Preferred Shares issued and outstanding immediately prior to the Effective Time and held by a Stockholder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights of such Common Shares or Preferred Shares in accordance with the DGCL (such Common Shares or Preferred Shares being referred to collectively as the “Dissenting Shares” until such time as such Stockholder fails to perfect or otherwise loses such Stockholder’s appraisal rights under the DGCL with respect to such Common Shares or Preferred Shares) shall not be converted into a right to receive a portion of the Merger Consideration, but instead shall be entitled to only such rights as are granted by the DGCL; provided, however, that if, after the Effective Time, such Stockholder fails to perfect, withdraws or loses such Stockholder’s right to appraisal under the DGCL or if a court of competent jurisdiction shall determine that such Stockholder is not entitled to the relief provided by the DGCL, such Common Shares or Preferred Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the portion of the Merger Consideration, if any, to which such Stockholder is entitled pursuant to Section 2.5(a), without interest thereon. The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of Common Shares or Preferred Shares, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time that relates to such demand, and Parent shall have the opportunity and right to direct all negotiations and Proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or settle or offer to settle, any such demands.
2.13    Adjustment Escrow Amount; Indemnity Escrow Amount; Fund Amount.
(a)    At the Closing, Parent shall cause to be delivered to a separate account with SunTrust Bank (the “Escrow Agent” and such account, the “Escrow Account”) the Adjustment Escrow Amount and the Indemnity Escrow Amount (collectively, the “Escrow Fund”). The Escrow Fund shall be governed by the terms of an escrow agreement to be entered into by and among Parent, the Securityholder Representative and the Escrow Agent, such escrow agreement to be substantially in the form attached hereto as Exhibit J (the “Escrow Agreement”). All fees and expenses associated with the hiring and retention of the Escrow Agent shall be paid by Parent. The Adjustment Escrow Amount shall be held in escrow and shall be available to satisfy (and only to satisfy) any adjustment to the Merger Consideration of Parent pursuant to Section 2.15. The Indemnity Escrow Amount shall be held in escrow and shall be available as partial security to satisfy the indemnification obligations of the Company Securityholders under this Agreement, including pursuant to Section 2.15. Subject to Section 10.3(d), any payments to be made out of the Escrow Fund for the benefit of the Vested Stockholders and Warrantholders shall be made by Parent to the Vested Stockholders and Warrantholders in accordance with each Vested Stockholder’s and Warrantholder’s Pro Rata Share of such payments and any payments to be made out of the Escrow Fund for the benefit of the Eligible Optionholders shall be paid to the Surviving Corporation’s payroll agent for distribution to the Eligible Optionholders in accordance with each Eligible Optionholder’s Pro Rata Share. Subject to the terms and conditions of this Agreement and the Escrow Agreement, the Escrow Agreement will provide for (i) the release of any portion of the Adjustment Escrow Amount in accordance with Section 2.15(d), and (ii) the release of any portion of the Indemnity Escrow Amount remaining in the Escrow Account in accordance with Section 10.3(e). Any release and payment of amounts remaining in the Escrow Fund to Company Securityholders will be made in accordance with the Consideration Spreadsheet. The Indemnity Escrow Amount and the Adjustment Escrow Amount will be held by the Escrow Agent under the Escrow Agreement pursuant to the terms thereof. The Escrow Fund will be held as a trust fund and will not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party, and will be held and disbursed solely for the purposes and in accordance with the terms of this Agreement and the Escrow Agreement. The approval of this Agreement and the Merger by the Company Securityholders will constitute approval of the Escrow Agreement and of all of the arrangements relating thereto, including the placement of the Indemnity Escrow Amount and the Adjustment Escrow Amount in escrow.
(b)    At the Closing, Parent shall cause to be delivered to the Securityholder Representative the Fund Amount to establish a fund to pay the expenses of the Securityholder Representative (the “Fund Account”). The Securityholder Representative Amount will be used, in the sole and absolute discretion of the Securityholder Representative, to pay (i) the costs and expenses, if any, incurred by the Securityholder Representative in accordance with or otherwise related to this Agreement and the Escrow Agreement and the transactions contemplated hereby and thereby and (ii) any other costs or expenses incurred by the Securityholder Representative in the performance of its obligations as the Securityholder Representative. The retention by the Securityholder Representative of any amounts in the Fund Account from time to time shall not be used as evidence that the Company Securityholders have any liability hereunder. The Securityholder Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Fund Account other than as a result of its gross negligence or willful misconduct. The Securityholder Representative is not acting as a withholding agent or in any similar capacity in connection with the Fund Account, and has no tax reporting or income distribution obligations. The Company Securityholders will not receive any interest on the Fund Account and assign to the Securityholder Representative any such interest. Subject to Advisory Group approval, the Securityholder Representative may contribute funds to the Fund Account from any consideration otherwise distributable to the Company Securityholders. The Securityholder Representative shall pay, when it has determined that its duties hereunder are complete, any payments to be made out of the Fund Account to the Paying Agent for further distribution to the Vested Stockholders and Warrantholders in accordance with each Vested Stockholder’s and Warrantholder’s Pro Rata Share of such payments, and any payments to be made out of the Fund Account for the benefit of the Eligible Optionholders shall be paid to the Surviving Corporation’s payroll agent for distribution to the Eligible Optionholders in accordance with each Eligible Optionholder’s Pro Rata Share.
2.14    Withholding. Notwithstanding any other provision to this Agreement, Parent, the Surviving Corporation, the Paying Agent and their respective Affiliates and agents shall be entitled to deduct and withhold from the payments otherwise payable pursuant to this Agreement such amounts that it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local, provincial or foreign Law. To the extent that amounts are so deducted or withheld and paid over to the applicable Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
2.15    Working Capital Adjustment.
(a)    Closing Adjustment.
(i)    At least three (3) Business Days before the Closing, the Company shall prepare and deliver to Parent a statement (the “Estimated Closing Statement”) setting forth its good faith estimate of Company Cash (the “Estimated Company Cash”), Closing Working Capital (the “Estimated Closing Working Capital”) and unpaid Pre-Closing Taxes (the “Estimated Pre-Closing Taxes”), which statement shall contain an estimated balance sheet of the Company as of the Closing Date (without giving effect to the transactions contemplated herein) and a certificate of the Significant Stockholders, in their capacities as directors or officers of the Company, that the Estimated Closing Statement was prepared in accordance with GAAP, applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Financial Statements for the most recent fiscal year end.
(ii)    The “Estimated Closing Adjustment” means: (A) if the Estimated Closing Working Capital is less than the Working Capital Upper Threshold and greater than Working Capital Lower Threshold, Zero Dollars ($0.00): (B) if the Estimated Closing Working Capital is greater than or equal to the Working Capital Upper Threshold, the amount equal to: (I) the Estimated Closing Working Capital; minus (II) the Working Capital Upper Threshold; and (C) if the Estimated Closing Working Capital is less than or equal to the Working Capital Lower Threshold, the amount equal to: (I) Estimated Closing Working Capital; minus (II) the Working Capital Lower Threshold.
(iii)    The “Closing Adjustment” means: (A) if the Closing Working Capital as finally determined pursuant to this Section 2.15 is less than the Working Capital Upper Threshold and greater than Working Capital Lower Threshold, Zero Dollars ($0.00); (B) if the Closing Working Capital as finally determined pursuant to this Section 2.15 is greater than or equal to the Working Capital Upper Threshold, the amount equal to: (I) the Closing Working Capital as finally determined pursuant to this Section 2.15; minus (II) the Working Capital Upper Threshold; and (C) if the Closing Working Capital as finally determined pursuant to this Section 2.15 is less than or equal to the Working Capital Lower Threshold, the amount equal to: (I) the Closing Working Capital as finally determined pursuant to this Section 2.15; minus (II) the Working Capital Lower Threshold.

(b)    Post-Closing Adjustment.
(i)    Within ninety (90) days after the Closing Date, Parent shall prepare and deliver to Securityholder Representative a statement (the “Closing Statement”) setting forth its calculation of Closing Working Capital, Company Cash, Holder Allocable Expenses and Company Indebtedness, which statement shall contain an unaudited balance sheet of the Company as of the Closing Date (without giving effect to the transactions contemplated herein). To the extent not set forth in the Closing Statement, upon delivery of the Closing Statement, Parent shall be deemed to have accepted and agreed with the Company’s calculations of all other items and amounts contained in the Estimated Closing Statement, the Holder Allocable Expense Certificate and the Indebtedness Certificate. If, for any reason, Parent fails to deliver the Closing Statement within the time period required by this Section 2.15(b)(i), the Estimated Closing Statement, the Holder Allocable Expense Certificate and the Indebtedness Certificate delivered by the Company to Parent prior to the Closing shall be considered for all purposes of this Agreement as being, collectively, the “Closing Statement” delivered by the Parent pursuant to this Section and the Securityholder Representative shall have all of its rights under this Section 2.15 with respect to such statement and certificates.
(ii)    If the Closing Adjustment as finally determined pursuant to this Section 2.15 is greater than the Estimated Closing Adjustment, Parent shall, or shall cause the Surviving Corporation to, pay such excess in accordance with Section 2.15(d) for the benefit of the Company Securityholders. If the Closing Adjustment as finally determined pursuant to this Section 2.15 is less than the Estimated Closing Adjustment, Parent shall be entitled to receive such shortfall in accordance with Section 2.15(d).
(iii)    If the Company Cash as finally determined pursuant to this Section 2.15 is greater than the Estimated Company Cash, Parent shall, or shall cause the Surviving Corporation to, pay such excess in accordance with Section 2.15(d) for the benefit of the Company Securityholders. If the Company Cash as finally determined pursuant to this Section 2.15 is less than the Estimated Company Cash, Parent shall be entitled to receive such shortfall in accordance with Section 2.15(d).
(iv)    If the Estimated Holder Allocable Expenses are greater than the Holder Allocable Expenses as finally determined pursuant to this Section 2.15, Parent shall, or shall cause the Surviving Corporation to, pay such excess in accordance with Section 2.15(d) for the benefit of the Company Securityholders. If the Estimated Holder Allocable Expenses are less than the Holder Allocable Expenses as finally determined pursuant to this Section 2.15, Parent shall be entitled to receive such shortfall in accordance with Section 2.15(d).
(v)    If the Estimated Indebtedness is greater than the Company Indebtedness as finally determined pursuant to this Section 2.15, Parent shall, or shall cause the Surviving Corporation to, pay such excess in accordance with Section 2.15(d) for the benefit of the Company Securityholders. If the Estimated Indebtedness is less than the Company Indebtedness as finally determined pursuant to this Section 2.15, Parent shall be entitled to receive such shortfall in accordance with Section 2.15(d).

(vi)    Without duplication, all amounts owed pursuant to Section 2.15(b) shall be aggregated, and the net amount (if any) owed by Parent to the Company Securityholders, on the one hand, or the Company Securityholders to Parent (through the Escrow Fund as described below), on the other hand, shall be referred to as the “Post-Closing Adjustment.”
(c)    Examination and Review.
(i)    Examination. After receipt of the Closing Statement, Securityholder Representative shall have thirty (30) days (the “Review Period”) to review the Closing Statement. During the Review Period, Securityholder Representative and its accountants shall have reasonable access during normal business hours and upon reasonable advance notice to the books and records of the Surviving Corporation, and work papers and calculations prepared by, Parent and/or its accountants solely to the extent that they relate to the Closing Statement and to such historical financial information (to the extent in Parent’s possession) relating to the Closing Statement as Securityholder Representative may reasonably request for the purpose of reviewing the Closing Statement and to prepare a Statement of Objections (defined below), provided, that such access shall be in a manner that does not unreasonably interfere with the normal business operations of Parent or the Surviving Corporation.
(ii)    Objection. On or prior to the last day of the Review Period, Securityholder Representative may object to the Closing Statement by delivering to Parent a written statement setting forth its objections in reasonable detail, indicating each disputed item or amount and the basis for its disagreement therewith (the “Statement of Objections”). If Securityholder Representative fails to deliver the Statement of Objections before the expiration of the Review Period, the Closing Statement and the Post-Closing Adjustment, as the case may be, reflected in the Closing Statement shall be deemed to have been accepted by Securityholder Representative. If Securityholder Representative delivers the Statement of Objections before the expiration of the Review Period, Parent and Securityholder Representative shall negotiate in good faith to resolve such objections within thirty (30) days after the delivery of the Statement of Objections (the “Resolution Period”), and, if the same are so resolved within the Resolution Period, the Post-Closing Adjustment and the Closing Statement with such changes as may have been previously agreed in writing by Parent and Securityholder Representative, shall be final and binding.
(iii)    Resolution of Disputes. If Securityholder Representative and Parent fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (“Disputed Amounts”) shall be submitted for resolution to the office of Deloitte and if Deloitte is unable to serve, Parent and Securityholder Representative shall appoint by mutual agreement the office of an impartial nationally recognized firm of independent certified public accountants (the “Independent Accountant”) who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any adjustments to the Post-Closing Adjustment, as the case may be, and the Closing Statement. The parties hereto agree that all adjustments shall be made without regard to materiality. Deloitte or the Independent Accountant, as the case may be, shall only decide the specific items under dispute by the parties and its decision for each Disputed Amount must be within the range of values assigned to each such item in the Closing Statement and the Statement of Objections, respectively.
(iv)    Fees of Deloitte or the Independent Accountant. The fees and expenses of Deloitte or the Independent Accountant, as the case may be, shall be allocated between the Securityholder Representative (on behalf of the Company Securityholders), on the one hand, and Parent, on the other hand, based upon the percentage that the amount actually contested but not awarded to the Securityholder Representative or Parent, respectively, bears to the aggregate amount actually contested by such party.
(v)    Determination by Deloitte or Independent Accountant. Deloitte or the Independent Accountant, as the case may be, shall make a determination as soon as practicable within thirty (30) days (or such other time as all of the parties hereto shall agree in writing) after its engagement, and its resolution of the Disputed Amounts and its adjustments to the Closing Statement and/or the Post-Closing Adjustment shall be conclusive and binding upon the parties hereto.
(d)    Payment of Post-Closing Adjustment. In the event that the Post-Closing Adjustment is determined in accordance with this Section 2.15 to be owed to Parent, an amount in cash equal to the Post-Closing Adjustment shall be paid to Parent; first from the Adjustment Escrow Amount, and then from the Indemnity Escrow Amount. In the event the Post-Closing Adjustment is determined in accordance with this Section 2.15 to be owed to the Company Securityholders, the Paying Agent shall promptly pay, and in no event later than ten (10) days following such determination (the “Adjustment Escrow Release Date”), to each Vested Stockholder and Warrantholder, such Vested Stockholder’s and Warrantholder’s Pro Rata Share of the Post-Closing Adjustment and Parent shall pay to the Surviving Corporation’s payroll agent for the benefit of the Eligible Optionholders, each Eligible Optionholder’s Pro Rata Share of the Post-Closing Adjustment. In the event that any portion of the Adjustment Escrow Amount remains after giving effect to any reductions pursuant to the first sentence of this Section 2.15(d) or disbursements pursuant to the second sentence of this Section 2.15(d), the Adjustment Escrow Amount shall be released and the Paying Agent shall pay on the Adjustment Escrow Release Date to each Vested Stockholder and Warrantholder, such Vested Stockholder’s and Warrantholder’s Pro Rata Share of the remaining Adjustment Escrow Amount and shall pay to the Surviving Corporation’s payroll agent for the benefit of the Eligible Optionholders, each Eligible Optionholder’s Pro Rata Share of the remaining Adjustment Escrow Amount.
(e)    Adjustments for Tax Purposes. Any payments made pursuant to Section 2.15 shall be treated as an adjustment to the Merger Consideration by the parties for Tax purposes, unless otherwise required by Law.
2.16    Consideration Spreadsheet.
(a)    At least three (3) Business Days before the Closing and concurrently with the delivery of the Estimated Closing Statement, the Company shall prepare and deliver to Parent a spreadsheet (the “Consideration Spreadsheet”), certified by the Significant Stockholders, in their capacities as directors or officers of the Company, which shall set forth, as of the Closing Date and immediately prior to the Effective Time, the following: (i) detailed calculations of the Closing Merger Consideration, Closing Per Share Merger Consideration, Closing Total Merger Consideration and Closing Total Per Share Merger Consideration; (ii) with respect to each Common Stockholder, Preferred Stockholder, Optionholder and Warrantholder (collectively, the “Securityholders”): (A) the names and mailing and email address, if available, of all such Persons; (B) and the number of Common Shares, and Preferred Shares held by such Persons; (C) such Person’s social security number (or tax identification number, if applicable); (D) the respective certificate number(s) representing such Company Stock; (E) the number of shares of Common Stock issuable upon the exercise of any Eligible Company Options held by such Person; (F) the number of shares of Common Stock issuable upon the exercise of any Unvested Options held by such Person; (G) the number of shares of Restricted Stock held by such Person; (H) the number of shares of Common Stock issuable upon the exercise of any Warrants held by such Person; (I) the Pro Rata Share applicable to such Person; (J) the cash portion of Closing Merger Consideration to be paid to such Person at the Closing; (K) the number of Ultimate Parent Shares issuable to such Person upon the exercise of any options to purchase Ultimate Parent Shares in respect of Unvested Options assumed or replaced by Parent pursuant to Section 2.6(b); (L) the number of Restricted Ultimate Parent Shares issuable to such Person in respect of Restricted Stock assumed or replaced by Parent pursuant to Section 2.6(c); (M) the amount of cash comprising the Adjustment Escrow Amount on behalf of such Person (expressed as a dollar amount); (N) the amount of cash comprising the Fund Amount on behalf of such Person (expressed as a dollar amount); and (O) the amount of cash comprising the Indemnity Escrow Amount on behalf of such Person (expressed as a dollar amount).
(b)    The parties agree that Parent and Merger Sub shall be entitled to rely on the Consideration Spreadsheet in making payments under this Article II and Parent and Merger Sub shall not be responsible for the calculations or the determinations regarding such calculations in such Consideration Spreadsheet.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the Schedules to this Agreement, the Company represents and warrants to Parent, Ultimate Parent and Merger Sub that the statements contained in this Article III are true and correct:
3.1    Corporate Organization of the Company. The Company has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the State of Delaware and the Company is also qualified to do business and in good standing in those jurisdictions set forth on Schedule 3.1, which jurisdictions constitute all of the jurisdictions in which the ownership of properties or the conduct of the Business requires the Company to be so qualified, and has the corporate power and authority to own or lease its properties and to conduct the Business, except where the failure to be licensed or qualified would not reasonably be expected to have a Material Adverse Effect on the Company. The copies of the certificate of incorporation and bylaws of the Company previously made available by the Company to Parent are true, correct and complete. The minute books (containing the records of meetings of the Stockholders, the Company Board and any committees of the Company Board), the stock certificate books and the stock record books for the

Company are correct in all material respects and contain copies of all organizational documents and actions taken by the Company Board and Stockholders.
3.2    Subsidiaries. The Company does not, directly or indirectly, own and has never, directly or indirectly, owned any Subsidiary or any Equity Interest in a Subsidiary, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution or other investment in, or assume any Liability or obligation of, any Person.
3.3    Due Authorization. The Company has all requisite corporate power and authority to execute and deliver this Agreement and (subject to the approvals discussed below) to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. The Company Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Company Board, has approved this Agreement and approved the Merger, determined that this Agreement and the terms and conditions of the Merger and this Agreement are advisable and in the best interests of the Company and its Stockholders, and directed that this Agreement be submitted to the Stockholders with the recommendation of the Company Board that all of the Stockholders of the Company adopt this Agreement. The affirmative votes of: (a) the holders of a majority of the outstanding shares of Common Stock and Preferred Stock (voting together as a single voting class on an as-converted to Common Stock basis); and (b) the holders of a majority of the outstanding shares of Preferred Stock (voting as a single class) are the only votes of the holders of the Company Stock necessary to adopt this Agreement and approve the Merger (the “Company Stockholder Approval”). The execution of the Stockholder Approval is sufficient to obtain the Company Stockholder Approval.
3.4    No Conflicts; Consents. The execution, delivery and performance by the Company of this Agreement and the other agreements executed in connection with this Agreement to which it is a party, and the consummation of the transactions contemplated hereby and thereby, including the Merger, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation, bylaws or other organizational documents of the Company; (b) subject to, in the case of the Merger, the adoption of this Agreement by the Stockholders, and subject to the making of all filings, notifications, applications, or notices as described below and the receipt of all consents, authorizations, approvals, waiting period expirations or terminations, clearances, or approvals as described below, conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to the Company; (c) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract to which the Company is a party or by which the Company is bound or to which any of their respective properties and assets are subject; or (d) result in the creation or imposition of any Lien other than Permitted Liens on any properties or assets of the Company. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the Company in connection with the execution, delivery and performance of this Agreement, the other agreements entered into in connection with this Agreement and the consummation of the transactions contemplated hereby and thereby, except for the filing of the Certificate of Merger with the Secretary of State of Delaware and compliance with any applicable requirements of the HSR Act or any other applicable Antitrust Law analogous to the HSR Act or otherwise regulating antitrust or merger control matters in foreign jurisdictions.
3.5    Capitalization of the Company.
(a)    The authorized capital stock of the Company of (i) 90,700,000 shares of Common Stock, of which 38,156,944 shares are issued and outstanding as of the date of this Agreement, and (ii) 42,520,127 shares of Preferred Stock, of which 12,520,128 shares of Series A Preferred Stock are issued and outstanding. As of the date hereof, all of the issued and outstanding shares of Company Stock (A) have been duly authorized and validly issued and are fully paid and nonassessable and (B) have been offered, issued, sold and delivered in compliance with applicable federal and state securities laws.
(b)    Schedule 3.5(b)(i) sets forth a true and correct list as of the date hereof of each Person that is the registered owner of any Common Shares or Preferred Shares, the number of Common Shares or Preferred Shares owned by such Person and the price paid for such Common Shares or Preferred Shares. Schedule 3.5(b)(ii) sets forth a true and correct list as of the date hereof: (i) the name of the holder of each Option, Warrant and share of Restricted Stock; (ii) the number of Common Shares subject to each Option, Warrant and Restricted Stock award; (iii) the exercise price per share of each Option and Warrant; (iv) the date on which each Option, Warrant and share of Restricted Stock was granted or the shares subject to a repurchase right were issued; (v) the Stock Option Plan pursuant to which each Option and share of Restricted Stock has been granted; (vi) the applicable vesting schedule (including any acceleration of vesting provisions), and the extent to which each Option, Warrant and share of Restricted Stock is vested and exercisable, as applicable; (vii) the date on which each Option and Warrant expires; (viii) whether each Option is an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Each Option and share of Restricted Stock was granted under the Stock Option Plan. Each Option has been granted or issued with an exercise price at least equal to the fair market value of a share of the underlying Common Stock on the date of grant or issuance, as determined in accordance with Section 409A of the Code and the regulations and notices promulgated thereunder (and documented pursuant to a valuation conducted in accordance with Treasury Regulation 1.409A-1(6)(5)(iv)(B)), and none of the Options constitute “deferred compensation” subject to the provisions of Section 409A of the Code. True, complete and correct copies of the Stock Option Plan and all agreements and instruments relating to all outstanding Options and shares of Restricted Stock (including, but not limited to, executed copies of all Contracts relating to each Option and the shares of Common Stock purchased or granted under such Stock Option Plan and any Section 83(b) of the Code election form filed with respect to shares of Restricted Stock) have been made available or provided to Parent, and such plans, forms and Contracts have not been amended, modified or supplemented since being made available or provided to Parent, and there are no Contracts or understandings to amend, modify or supplement such plans or Contracts in any case from those made available or provided to Parent.

(c)    The Company has never adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for equity compensation to any Person. The Company has never granted any Equity Interests of the Company or any other commitments or agreements providing for the issuance of any Equity Interests of the Company, or for the repurchase or redemption of shares of Common Stock, and there are no agreements of any kind which may obligate the Company to issue, purchase, redeem or otherwise acquire any Equity Interests of the Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the capital stock of, or other equity or voting interest in, the Company to which the Company is a party or is bound. The Company has no authorized or outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the Stockholders of the Company on any matter. There are no Contracts to which the Company is a party or by which it is bound to vote or dispose of any shares of capital stock of, or other equity or voting interest in, the Company. There are no irrevocable proxies and no voting agreements with respect to any shares of capital stock of, or other equity or voting interest in, the Company to which the Company is a party. The Stock Option Plan has been duly authorized, approved and adopted by the Company Board and its Stockholders and is in full force and effect. As of the date hereof, the Company has reserved a total of 11,175,487 shares of Company Common Stock for issuance under the Stock Option Plan, of which, as of the date hereof: (i) 7,147,948 shares are issuable upon the exercise of outstanding, unexercised Options and (ii) 2,413,609 shares are available for grant but have not yet been granted pursuant to the Stock Option Plan. All outstanding Options and shares of Restricted Stock have been offered, issued, granted and delivered by the Company in compliance in all material respects with all applicable Laws and with the terms and conditions of the Stock Option Plan.
3.6    Financial Statements.
(a)    Attached as Schedule 3.6(a) hereto are: (a) the audited consolidated balance sheets and statements of income, cash flow and stockholders’ equity of the Company as of and for the twelve-month periods ended December 31, 2014 and December 31, 2015 and (b) an unaudited consolidated balance sheet and statements of income and cash flow of the Company as of and for the twelve-month period ended December 31, 2016 (the “Financial Statements”). The Financial Statements (i) are derived from and consistent with the books and records of the Company, (ii) complied as to form in all material respects with applicable accounting requirements with respect thereto as of their respective dates, (iii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated and consistent with each other, and (iv) fairly present the financial condition of the Company at the dates therein indicated and the results of operations and cash flows of the Company for the periods therein specified (subject, in the case of unaudited Financial Statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate will be material in amount), (v) are true, correct and complete, and (vi) if audited, have been audited by an auditor or firm of accountants qualified to act as auditors in the United States and the auditors’ report(s) required to be annexed thereto is unqualified.
(b)    The Financial Statements reserve for all bad and doubtful debts to the extent required by GAAP, and make due provision for depreciation and amortization and for any obsolescence of assets to the extent required by GAAP. No value was attributed in any of Financial Statements to any asset which was not beneficially owned by the Company at the date of such Financial Statements or which in the case of fixed assets, were not in full use for the purposes of its business.
(c)    The Company has established and maintains a system of internal accounting controls sufficient to provide commercially reasonable assurances (in the context of a private company) (i) that transactions, receipts and expenditures of the Company are being executed and made only in accordance with appropriate authorizations of management and the Company Board, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company, and (iv) that the amount recorded for assets on the books and records of the Company is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
(d)    There have been no instances of fraud by any officer or Employee of the Company, whether or not material, that occurred during any period covered by the Financial Statements and neither the Company, nor the Company’s independent auditors, nor to the Company’s knowledge, any Employee, consultant or director of the Company, has identified or discovered any fraud, whether or not material, that involves the Company’s management or other Employees, consultants or directors of the Company who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company, or any written claim, or to the Company’s Knowledge any other claim or allegation, regarding any of the foregoing. Neither the Company nor, to the Company’s Knowledge, any director, officer, Employee, auditor or accountant of the Company has received any material written complaint, allegation, assertion or claim, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls or any material inaccuracy in the Company’s Financial Statements. No attorney representing the Company, whether or not employed by the Company, has reported to the Company Board or any committee thereof or to any director or officer of the Company evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, Employees or agents. There are no significant deficiencies or material weaknesses in the design or operation of the Company’s internal controls which would adversely affect the Company’s ability to record, process, summarize and report financial data. There are no material loss contingencies (as such term is used in Statement of Financial Accounting Standards No. 5 (“Statement No. 5”)) that are not adequately provided for in the Financial Statements as required by Statement No. 5. There has been no change in the Company accounting policies since inception, except as described in the Financial Statements.
(e)    Schedule 3.6(e) sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which the Company maintains accounts of any nature and the names of all Persons authorized to draw thereon or make withdrawals therefrom.

(f)    Schedule 3.6(f) accurately lists all Company Indebtedness including, for each item of Company Indebtedness, the agreement governing Company Indebtedness and the interest rate, maturity date and any assets or properties securing Company Indebtedness. All Company Indebtedness may be prepaid at the Closing without penalty under the terms of the Contracts governing such Company Indebtedness. The Company is not a party to any loan agreement or other agreement for the provision of credit or financing facilities to it or any agreement for the incurrence of Company Indebtedness, except for agreements set forth in Schedule 3.6(f); the Company is in material compliance with the terms of any such agreements, and no material breach, default or event of default by the Company has occurred and is continuing thereunder.
(g)    The Company does not have any outstanding loans or advances (other than routine expense advances to Employees of the Company or any Subsidiary consistent with past practice or accounts receivable) to, or any investments in or capital contributions to, any Person, and there are no amounts owing to the Company other than accounts receivable that have arisen in the Ordinary Course of Business.
(h)    There is no Liability owed by or to the Company, on the one hand, and Fog Creek or Stack Exchange, on the other hand.
3.7    Undisclosed Liabilities. There is no Liability, debt or obligation of or claim of any nature, whether accrued, absolute, contingent, asserted, unasserted or otherwise (whether or not required to be reflected in financial statements prepared in accordance with GAAP, and whether due or to become due), against the Company, except for Liabilities and obligations (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since December 31, 2016 in the Ordinary Course of Business (none of which relate to breach of contract, breach of warranty, tort, infringement, violation of or Liability under any Law or any Proceeding, none of which are material individually or in the aggregate and all of which will be included in the calculation of Closing Working Capital) or (c) for Holder Allocable Expenses.
3.8    Litigation and Proceedings. There are not currently, and there never has been, any actions or other Proceedings pending or, to the Knowledge of the Company, threatened in writing (i) against the Company or any of its assets or (ii) against any officer, director or Employee of the Company in their respective capacities in such positions, nor, to the Knowledge of the Company, are there any facts or circumstances that could constitute a reasonable basis therefor. There is no investigation, audit or other Proceeding pending or threatened in writing, against the Company, or, to the Knowledge of the Company, any of the Company’s officers or directors by or before any Governmental Authority, nor, to the Knowledge of the Company, are there any facts or circumstances that could constitute a reasonable basis therefor. The Company is not subject to any unsatisfied order, judgment, injunction, ruling, decision, award or decree of any Governmental Authority which would reasonably be expected to (i) prevent or delay the consummation of the transactions contemplated hereby or (ii) materially affect the Company or any of its properties or assets. To the Knowledge of the Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will or would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Proceeding. No Proceeding has ever been commenced by the

Company. To the Company’s Knowledge, no facts or circumstances exist that would constitute a reasonable basis for the Company to bring a Proceeding against a third party.
3.9    Legal Compliance. The Company is, and at all times since inceptions has been, in compliance with all applicable Laws in all material respects. Since its inception, the Company has not received any written notice of any violation of, or failure to comply with any existing applicable Law, rule, regulation, judgment, order or decree of any Governmental Authority having jurisdiction over the Company or any of its properties. The Company has not received any request for information, notice, demand letter, administrative inquiry or formal or informal complaint or claim from any Governmental Authority with respect to any aspect of the Business, affairs, properties or assets of the Company.
3.10    Contracts; No Defaults.
(a)    Schedule 3.10(a) contains a listing of all Contracts described in clauses (i) through (xx) below to which the Company is a party (other than Contracts under which the Company has no future obligation or Liability). True, correct and complete copies of the Contracts listed on Schedule 3.10(a) have been delivered to or made available to Parent.
(i)    Each Contract (other than the Standard Form Agreements or purchase orders with suppliers or customers or employment offer letters entered into in the Ordinary Course of Business) that the Company reasonably anticipates will involve aggregate payments or consideration furnished by or to the Company of more than $10,000 in any year;
(ii)    Each note, debenture, other evidence of Company Indebtedness, guarantee, loan, credit or financing agreement or instrument or other contract for money borrowed, including any agreement or commitment for future loans, credit or financing;
(iii)    Each Contract for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company (other than in the Ordinary Course of Business), other than Contracts in which the applicable acquisition or disposition has been consummated and there are no obligations (contingent or otherwise) remaining;
(iv)    Each Contract concerning Owned Real Property, Leased Real Property, license, installment and conditional sale agreement, and other Contract that provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or personal property;
(v)    Each joint venture, partnership, or limited liability company Contract to which the Company, on the one hand, and any third party, on the other hand, are parties;
(vi)    Each Contract requiring capital expenditures after the date of this Agreement in an aggregate amount in excess of $10,000 in any calendar year;
(vii)    Each employment agreement with current employees of the Company and Contract with current individual contractors or consultants (or similar arrangements) to which the Company is a party and which are not cancellable without material penalty or without more than thirty (30) days’ notice;
(viii)    Each Inbound License that involves aggregate payments by the Company in excess of $10,000 in any calendar year;
(ix)    Each Outbound License that either (i) involves aggregate payments to the Company in excess of $10,000 in any calendar year or (ii) is not substantially on the Company’s applicable form of Standard Form Agreement;
(x)    Each Contract that contains a covenant not to compete or “most favored nation” provision, or other covenant restricting the development, manufacture, pricing, marketing or distribution of products and services of the Company;
(xi)    Each Contract that imposes any confidentiality, standstill, no-solicit, no-hire or similar obligation on the Company, except for those entered into in the Ordinary Course of Business or in connection with the sale process of the Company;
(xii)    Each Contract that contains a right of first refusal, first offer or first negotiation in favor of any party other than the Company;
(xiii)    Each Contract pursuant to which the Company has granted any exclusive marketing, sales, use or distribution rights to any third party;
(xiv)    Each Contract relating to stock redemption or purchase agreements or other agreements affecting or relating to the capital stock of the Company (other than repurchases of stock in accordance with the Company’s Stock Option Plan or applicable Contracts in connection with the termination of service of Employees or other service providers);
(xv)    Each Contract to which Fog Creek or Stack Exchange is a party or is otherwise bound involving the Company, the Company’s Business or any of the Company’s assets or Liabilities.
(xvi)    Each collective bargaining Contract or other agreement with any labor union or other employee representative of a group of Employees;
(xvii)    Each Contract that provides any transaction bonus, discretionary bonus, “stay‑put” or other compensatory payments to be made (whether required or discretionary) to service providers of the Company at Closing as a result of the execution of this Agreement or consummation of the transactions contemplated hereby;
(xviii)    Each Contract with a current officer or employee of the Company regarding the terms and conditions of such officer’s or employee’s employment, other than employment offer letters that are cancellable without notice by or further Liability to the Company;
(xix)    Each Contract that provides for severance payments or benefits or constitutes a separation agreement between the Company and any of its Employees; and

(xx)    Each agreement, policy, past practice or plan, including any stock option plan, stock appreciation rights plan or stock purchase plan, or any plan providing similar equity awards, for which any benefits will be provided or increased, as a result of the execution of this Agreement or consummation of the transactions contemplated hereby.
(b)    Each of the Contracts listed pursuant to Section 3.10(a), and each other Contract involving Intellectual Property Rights of the Company, (i) is in full force and effect, (ii) represents a legal, valid and binding obligation of the Company, (iii) to the Knowledge of the Company, represents the legal, valid and binding obligations of the other parties thereto and (iv) is enforceable in accordance with its respective terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. The Company has not received any written notice or threat to terminate any Contract listed on Schedule 3.10(a) and (A) neither the Company nor, to the Knowledge of the Company, any other party thereto is in material breach of or material default under any such Contract, (B) the Company has not received any written claim or notice of material breach of or material default under any such Contract, and (C) to the Knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract (in each case, with or without notice or lapse of time or both). As of the date of this Agreement, there are no new Contracts that are being actively negotiated except those Contracts being negotiated and entered into in the Ordinary Course of Business or in connection with the sale process of the Company.
3.11    Employee Benefit Plans.
(a)    Schedule 3.11 sets forth a true and complete list of each (i) “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) whether or not subject to ERISA; (ii) stock option plan, stock purchase plan, equity-based plan, bonus or incentive award plan, severance pay plan, program or arrangement, deferred compensation arrangement or agreement, employment agreement, executive compensation or change in control plan, program or arrangement, supplemental income arrangement, fringe benefit, collective bargaining agreement, Employee loan, vacation plan, and each other employee benefit plan, policy, program, agreement or arrangement not described in (i) above; and (iii) each plan, policy, program, agreement or arrangement providing compensation to Employees, non-Employee directors and other service providers, in each case which the Company, any of its ERISA Affiliates or the PEO sponsors, maintains, contributes to, or provides benefits under or through such plan, policy, program, agreement or arrangement has any obligation to sponsor, maintain, contribute to or provide benefits under or through such plan, policy, program, agreement or arrangement or if such plan, policy, program, agreement or arrangement provides benefits to or otherwise covers any Employee, officer, director or other service provider of the Company or any of its ERISA Affiliates (or their spouses, domestic partners, dependents or beneficiaries) other than employee offer letters that are cancellable without notice and without further Liability to the Company (each a “Company Benefit Plan”). In the case of a Company Benefit Plan funded through a trust described in Section 401(a) of the Code or an organization described in Section 501(c)(9) of the Code, or any other funding vehicle, each reference to such Company Benefit Plan shall include a reference to such trust, organization or other vehicle.
(b)    With respect to each material Company Benefit Plan, the Company has delivered to Parent true, correct and complete copies of (i) each Company Benefit Plan and any trust agreement relating to such plan, (ii) the most recent summary plan description for each Company Benefit Plan for which such summary plan description is required (and all modifications thereto), (iii) the most recent annual report on Form 5500 and all attachments thereto filed with the Internal Revenue Service with respect to such Company Benefit Plan (if applicable), (iv) the most recent actuarial valuation (if applicable) relating to such Company Benefit Plan, (v) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to such Company Benefit Plan, (vi) any insurance policy (including any fiduciary liability insurance policy or fidelity bond) related to such Company Benefit Plan; and (vii) all non-routine correspondence to and from any state or federal agency with respect to such Company Benefit Plan.
(c)    (i) Each Company Benefit Plan is and has been operated and administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code, and (ii) all payments and/or contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made and all obligations in respect of each Company Benefit Plan as of the date hereof have been accrued and reflected in the Company’s Financial Statements in accordance with the terms of the applicable Company Benefit Plan and applicable Law.
(d)    Each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination letter from the Internal Revenue Service regarding its qualification under such section or may rely on an opinion letter issued by the Internal Revenue Service with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the Internal Revenue Service for a determination of the qualified status of such Company Benefit Plan for any period for which such Company Benefit Plan would not otherwise be covered by an Internal Revenue Service determination and no event or omission has occurred that would cause any Company Benefit Plan to lose such qualification.
(e)    Each Company Benefit Plan may be amended, terminated, or otherwise modified by the Company to the greatest extent permitted by applicable Law, including the elimination of any and all future benefit accruals thereunder and no Employee communications or provision of any Company Benefit Plan has failed to effectively reserve the right of the Company or any of its ERISA Affiliates to so amend, terminate or otherwise modify such Company Benefit Plan. Neither the Company nor any of its ERISA Affiliates has announced its intention to modify or terminate any Company Benefit Plan or adopt any arrangement or program which, once established, would come within the definition of a Company Benefit Plan. Each asset held under any such Company Benefit Plan may be liquidated or terminated without the imposition of any redemption fee, surrender charge or comparable Liability.
(f)    No Company Benefit Plan is a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Company or any ERISA Affiliate could incur Liability under Section 4063 or 4064 of ERISA or a plan maintained by more than one employer as described in Section 413(c) of the Code. No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (“Multiemployer Plan”) or other pension plan subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA and neither the Company nor any ERISA Affiliate has ever maintained, sponsored, or contributed to or been required to maintain, sponsor or contribute to or has ever had any Liability with respect to a Multiemployer Plan or other pension plan subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA. No event has occurred and no condition exists that would subject the Company, either directly or by reason of its affiliation with any ERISA Affiliate, to Liability under Title IV of ERISA. For purposes of this Section 3.11, “ERISA Affiliate” shall mean any entity (whether or not incorporated) other than the Company that, together with the Company, is considered under common control and treated as one employer under Sections 414(b), (c), (m) or (o) of the Code.
(g)    The Company and each Company Benefit Plan that is a group health plan is in material compliance with the Patient Protection and Affordable Care Act, the Health Care and Education Reconciliation Act of 2010 and subsequent agency guidance (collectively, the “2010 Health Care Law”). The design and operation of each Company Benefit Plan that is a group health plan has not resulted in the incurrence of any material penalty or excise tax under Code Section 4980H to the Company pursuant to the 2010 Health Care Law and there is nothing that would create a reporting obligation or excise tax under 4980D of the Code.
(h)    No Proceedings are pending or, to the Knowledge of the Company, threatened with respect to any Company Benefit Plan or any fiduciary or service provider thereof, and to the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such litigation, actions, suits, Proceedings, audits or claims.
(i)    No Company Benefit Plan has ever provided, provides, or reflects or represents any Liability to provide, post termination or retiree life insurance, health or other employee welfare benefits to any Person for any reason, except as may be required by COBRA or other similar state Law, and neither the Company nor any ERISA Affiliate has ever represented, promised or contracted (whether in oral or written form) to any Employee, director or other service provider (either individually or as a group) or any other Person that such individuals would be provided with such life insurance, health or other employee welfare benefits, except to the extent required by Law.
(j)    No Company Benefit Plan is subject to the laws of any jurisdiction outside the United States.
3.12    Labor Relations and Employment Matters.
(a)    No strike, labor dispute, slowdown, work stoppage or other actual potential dispute or labor issue against the Company is pending, to the Knowledge of the Company threatened, or reasonably anticipated. The Company does not have Knowledge of any activities or Proceedings of any labor union to organize any Employees. There are no actions, suits, claims, labor disputes or grievances pending or to the Knowledge of the Company threatened or reasonably anticipated relating to any labor matters involving any Employee. The Company has not engaged in any material unfair labor practices within the meaning of the National Labor Relations Act or otherwise. The Company is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or arrangement or union Contract with respect to Employees, and no collective bargaining agreement is being negotiated by the Company. The Company has not taken any action which would constitute a “plant closing” or “mass lay-off” within the meaning of WARN or similar Law, issued any notification of a plant closing or mass lay-off required by WARN or any similar Law, or incurred any Liability or obligation under WARN or any similar Law that remains unsatisfied.
(b)    The Company and each of its ERISA Affiliates is in compliance in all material respects with all applicable Laws, collective bargaining agreements and arrangements, extension orders, contracts, policies and binding customs and practices respecting employment, employment practices, terms and conditions of employment, worker classification, Tax withholding, unlawful discrimination, equal employment, fair employment practices, meal and rest periods, overtime, minimum wage, paycheck and pay stub requirements, employment and payroll records retention, workers compensation, insurance, vacation, sick leave and any other form of leave, immigration status, employee safety and health, wages (including wage payment and overtime payment requirements), compensation and hours of work, and in each case, with respect to Employees: (i) has withheld, timely reported and timely remitted all amounts required by Law or by agreement to be withheld, reported and remitted with respect to wages, salaries and other payments to Employees, (ii) is not liable for any arrears of wages, overtime, meal or rest period wages or penalties, termination-related payments or any Taxes or any penalty for failure to comply with any of the foregoing, (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security, pension, provident fund, or other benefits for Employees or obligations of employers (other than routine payments to be made in the normal course of business and consistent with past practice), and (iv) has not entered into any Code Section 3121(l) agreement on behalf of any Affiliate or ERISA Affiliate. There are no actions, suits, claims, demands or administrative matters (other than routine claims for benefits) pending, threatened or reasonably anticipated against the Company or any ERISA Affiliate or any of their respective Employees relating to any Employee, any Contract between the Company and any of the Employees or any Company Benefit Plan. There are no pending or to the Knowledge of the Company threatened or reasonably anticipated claims, suits, administrative matters or actions against Company or any Company trustee under any worker’s compensation policy or long term disability policy. The Company has not engaged in any policies or practices that would reasonably be expected to give rise to Liability in a discrimination, harassment, retaliation, wage and hour or other individual or putative class action lawsuit related to any labor, wage and hour or employment matters. The Company is not and has never been subject or a party to a conciliation agreement, consent decree or other agreement or order with any Governmental Authority with respect to employment practices. The services provided by each of the Company’s and each of its ERISA Affiliates’ respective Employees is terminable without cause at the discretion of the Company or its ERISA Affiliates and any such termination would result in no Liability to the Company or any ERISA Affiliate. The Company has maintained in full force proper workers compensation coverage for all Employees, including if required by Law, contractors and consultants. Neither the Company nor any ERISA Affiliate has any Liability with respect to any misclassification of: (A) any Person as an independent contractor rather than as an employee, (B) any Employee currently self-employed or employed by another employer or (C) any Employee currently or formerly classified as exempt from any entitlement to overtime wages. Nor does the Company or any ERISA Affiliate have any joint-employer Liability with respect to any use of service providers, including any independent contractors or other Persons.
(c)    Schedule 3.12(c) contains a complete and accurate spreadsheet of the current employees of the Company and each of its ERISA Affiliates as of the date hereof and shows with respect to each such employee: (i) the employee’s name; (ii) the position or title held by the employee; (iii) all remuneration payable and other benefits provided or which the Company is bound to provide (whether at present or in the future) to each such employee, or any Person connected with such employee, and includes, if any, particulars of all profit sharing, incentive, commission and bonus arrangements to which the Company is a party, whether legally binding or not, with respect to such employee or any Person connection with such employee; (iv) such employee’s date of hire and service period for the purpose of employee related entitlements; (v) the location of employment; (vi) whether such employee is classified as exempt or non-exempt for wage and hour purposes and, if exempt, the type of exemption relied upon; (vii) annual base salary; (viii) whether such employee is paid on a salary, hourly or commission basis and the actual rates of compensation, average scheduled hours per week and bonus potential; (ix) such employee’s status (i.e., active or inactive and if inactive, the type of leave and estimated duration); (x) such employee’s accrued leave entitlements; (xi) visa status; and (xii) any contractual severance or “change in control” provisions or similar benefits. No current employee is entitled to prior notice of a termination of employment or payment in lieu thereof, and to the Knowledge of the Company, no employee required to be listed in Schedule 3.12(c) intends to terminate his or her employment or engagement for any reason.
(d)    Schedule 3.12(d)(i) contains an accurate and complete list of all Persons that have (or had) a consulting, advisory or independent contractor relationship with the Company at any time during the last three (3) years, and with respect to each such Person: (i) a description of the nature of the service provided to the Company by such Person; (ii) the location such services were provided by such Person; (iii) the rate of pay and total payments made to such Person; and (iv) a description of any notice required prior to termination of such Person’s services to the Company. The services provided by each such Person is terminable without cause at the discretion of the Company and its relevant ERISA Affiliate and any such termination would result in no Liability to the Company or any ERISA Affiliate. Schedule 3.12(d)(ii) lists all Liabilities of the Company to any contractor that result from the termination of such Person’s provision of services to the Company, whether or not due to a change in control of the Company.
3.13    Taxes.
(a)    All income and other material Tax Returns required to be filed by or with respect to the Company have been properly prepared and timely filed (within any applicable extension periods), and all such Tax Returns are true, correct and complete in all material respects.
(b)    The Company has fully and timely paid all Taxes (whether or not shown to be due on the Tax Returns referred to in Section 3.13(a)). The Company is not the beneficiary of any extension of time within which to file any Tax Return, other than automatic extensions of time to file Tax Returns in the Ordinary Course of Business not exceeding 6 months. There are no Liens for Taxes other than Permitted Liens upon any of the assets of the Company.

(c)    All amounts of Tax required to be withheld by the Company in connection with amounts paid or owing to or for the benefit of any Employee, independent contractor, creditor, Stockholder or other third party have been timely withheld and paid over to the appropriate Tax authority and all IRS Forms W-2 and 1099 (and non-U.S. equivalent forms) required with respect thereto have been properly completed and timely filed.
(d)    No deficiency for any amount of Tax has been asserted, assessed, proposed or threatened in writing (or to the Knowledge of the Company, orally) by any Governmental Authority against the Company, except for deficiencies which have been satisfied by payment, settled or been withdrawn. No audit or other Proceeding by any Governmental Authority is pending or threatened in writing (or to the Knowledge of the Company, orally) with respect to any Taxes due from or with respect to the Company.
(e)    The Company has delivered or made available to Parent correct and complete copies of all federal income Tax Returns filed by, and examination reports and statements of deficiencies assessed against or agreed to by, Company since December 31, 2013. The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
(f)    The Company (i) is not a party to or bound by any Tax indemnification, Tax allocation or Tax sharing agreements (or similar agreements or arrangements) other than customary commercial agreements entered into with third parties in the Ordinary Course of Business not primarily related to Taxes or the Tax Indemnification Agreement, (ii) has not been a member of an affiliated, consolidated, combined or unitary group for any Tax purpose (other than a group the common parent of which is the Company), (iii) does not have any Liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise and (iv) is not and never has been a party to any joint venture, partnership or other agreement that is treated as a partnership for Tax purposes. There is no power of attorney given by or binding upon the Company with respect to Taxes for any period for which the statute of limitations (including any waivers or extensions) has not yet expired that is currently in effect.
(g)    The Company has not distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.
(h)    The Company has not entered into a “reportable transaction” that has given rise to a disclosure obligation under Section 6011 of the Code and the Treasury Regulations promulgated thereunder.
(i)    The unpaid Taxes of the Company (i) did not, as of the date of the most recent balance sheet included in the Financial Statements, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Financial Statements and (ii) will not exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of the Company in filing their Tax Returns.
(j)    The Company is not, nor has not been, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(k)    The distribution by Fog Creek of all of the issued and outstanding shares of capital stock of the Company to the holders of Fog Creek capital stock (the “Spin-Off Transaction”) met the requirements of Sections 355(a)(1)(A) through (D) of the Code, qualified as a tax-free distribution described in Section 355 of the Code and Fog Creek recognized no gain or loss with respect to the Spin-Off Transaction pursuant to Section 355(c) of the Code.
(l)    The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting made prior to the Closing for a taxable period ending on or prior to the Closing Date, including any adjustment pursuant to Code Sections 481 or 263A (or any corresponding or similar provision of state, local, or foreign income Tax law); (ii) use of an improper method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law) executed on or prior to the Closing; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount or deferred revenue received on or prior to the Closing Date, or (vi) election under Section 108(i) of the Code.
(m)    No Tax authority in any jurisdiction in which the Company does not file Tax Returns has asserted in writing (or to the Knowledge of the Company, orally) that the Company is or may be subject to Tax in that jurisdiction.
(n)    At all times since its formation, and through the Closing Date, the Company has been and will continue to be taxable as a C corporation (and not as a disregarded entity or an S corporation within the meaning of Sections 1361 and 1362 of the Code). The Company uses the accrual method of accounting for Tax purposes. The taxable year of the Company is and has always been the calendar year ending December 31.
(o)    Each employee benefit arrangement that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Company Benefit Plan is, or to the Knowledge of the Company, will be, subject to the penalties of Section 409A(a)(1) of the Code. The per share exercise price of each Option is no less than the fair market value of a share of Company Common Stock on the date of grant of such Option determined in a manner consistent with Section 409A of the Code.

(p)    None of the shares of Company Stock are “covered securities” under Treasury Regulations Section 1.6045-1(a)(15). In the event that any shares of Company Stock are “covered securities,” Schedule 3.13(q) sets forth the cost basis and date of issuance of such shares or securities.
(q)    An election under Section 83(b) of the Code was timely made in connection with any issuance of any Restricted Stock issued by the Company that were eligible for such an election. The Company has received, from each current and former Employee, director or other service provider of the Company who holds Company Stock that is subject to a substantial risk of forfeiture as of the date hereof, if any, a copy of the election(s) made under Section 83(b) of the Code with respect to all such shares, and, to the Company’s Knowledge, such elections were validly made and filed with the Internal Revenue Service in a timely fashion.
(r)    The Company is not subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment, place of business or source of income in that country. The Company is and has at all times been resident for Tax purposes in its country of incorporation or formation and is not and has not at any time been treated as resident in any other country for any Tax purpose (including any arrangement for the avoidance of double taxation).
(s)    Notwithstanding anything in this Agreement to the contrary, the Company makes no representations or warranties regarding the existence in any Tax period beginning after the date of this Agreement or the ability to use in any such Tax period any net operating loss carryforwards or other similar carryforward Tax attributes of the Company.
(t)    Neither the execution and delivery of this Agreement, the Stockholder approval of this Agreement, nor the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event, contingent or otherwise) (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit (including, but not limited to, notice, severance, golden parachute, bonus, commission or otherwise) to any Employee, officer, director or other service provider of the Company or any of its ERISA Affiliates; (ii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered); (iii) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any Employee, officer, director or other service provider of the Company or an ERISA Affiliate, (iv) limit the right of the Company or any of its ERISA Affiliates to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust or (v) result in any forgiveness of Indebtedness.
3.14    Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company or any of its Affiliates.
3.15    Insurance. Schedule 3.15 contains a summary description of all policies of property, fire and casualty, product liability, workers’ compensation and other forms of insurance held by, or for the benefit of, the Company (the “Insurance Policies”) as of the date hereof, including any self-insurance or co-insurance programs. True, correct and complete copies of the Insurance Policies have been made available to Parent. Each Insurance Policy is in full force and effect and there are currently no claims pending against the Company under any Insurance Policy currently in effect and covering the property, Business or Employees of the Company, and all premiums due and payable with respect to the policies maintained by the Company have been paid to date. The Company has not received a written notice that could reasonably be expected to be followed by a written notice of cancellation or non‑renewal of any Insurance Policy. Schedule 3.15 sets forth a true and correct claims history under each Insurance Policy since the Company’s inception.
3.16    Licenses, Permits and Authorizations. The Company has obtained all of the material licenses, approvals, consents, registrations, privileges and permits (collectively “Permits”) necessary under applicable Laws to permit the Company to own, operate, use and maintain their tangible assets in the manner in which they are now operated and maintained and to conduct the Business and all such Permits are valid and in full force and effect. No Permit is subject to termination as a result of the execution of this Agreement or consummation of the transactions contemplated hereby.
3.17    Title to Assets; Condition and Sufficiency of Assets.
(a)    The Company has good and valid title to all tangible assets and other tangible property reflected on the books of the Company as owned by the Company, free and clear of all Liens other than Permitted Liens.
(b)    The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property of the Company are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property currently owned or leased by the Company, together with all other properties and tangible assets of the Company, are sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and tangible assets necessary to conduct the Business.
3.18    Real Property.
(a)    The Company does not have any Owned Real Property. Schedule 3.18 lists all Leased Real Property.
(b)    The Leased Real Property constitutes all of the real property used or occupied by the Company in connection with the conduct of the Business. The Company has delivered to Parent full, complete and accurate copies of each of the Contracts concerning Leased Real Property, including all memoranda of lease, estoppel certificates, consents, commencement date letters, letters of extensions, subordination, non-disturbance and attornment agreements, documents or correspondence that materially adversely affect or may materially adversely affect the tenancy at any Leased Real Property (including, without limitation, any exercise of any lease options).

(c)    The Company holds a valid and existing leasehold interest under such Leased Real Property free and clear of any Liens except Permitted Liens. The Contracts concerning Leased Real Property constitute all of and the only agreements under which the Company holds leasehold or subleasehold interests in any real property and the Contracts concerning Leased Real Property shall continue to be legal, valid, binding, enforceable and in full force and effect immediately following the Closing.
(d)    The Company has not assigned, transferred, subleased, licensed, conveyed, mortgaged, deeded in trust or encumbered any of its rights and interest in the leasehold or subleasehold under any of the Contracts concerning Leased Real Property or granted occupancy rights in any parcel or portion of any parcel of Leased Real Property to any other Person.
3.19    Intellectual Property.
(a)    Definitions. For all purposes of this Agreement, the following terms shall have the following respective meanings:
(i)    “Company Intellectual Property” means any and all Technology and Intellectual Property Rights owned or purported to be owned by, held in the name of, or exclusively licensed to the Company, including without limitation, any Company Product.
(ii)    “Company Intellectual Property Rights” means any and all Intellectual Property Rights owned or purported to be owned by, held in the name of, or exclusively licensed to the Company.
(iii)    “Company Privacy Policy” means any external or internal, past or present privacy policy of the Company, including any policy relating to: (i) the privacy of users of any Company Product or of any Company Site, (ii) the collection, storage, disclosure, and transfer of any Customer Data or Personally Identifiable Information, or (iii) any Employee information.
(iv)     “Company Products” means all products and services developed, manufactured, made commercially available, marketed, distributed, sold, imported for resale or licensed by or on behalf of the Company since its inception, and all products and services which the Company intends to manufacture, make commercially available, market, distribute, sell, import for resale, or license within twelve (12) months after the date hereof.
(v)     “Customer Data” means all data, metadata, information or other content (i) transmitted to the Company by users or customers of the Company Products or Company Sites, or (ii) otherwise stored or hosted for users or customers by or on behalf of the Company or the Company Products.
(vi)     “Generally Commercially Available Code” means (i) any generally commercially available software in executable code form, licensed to the Company for a cost of not more than US$5,000 in the aggregate per year per user or work station, and not more than US$10,000 in the aggregate for all users and work stations, excluding any development tools or development environments, or any other software or technology that is or will to any extent be incorporated into, integrated or bundled with, linked with, or require any other payment with respect to, any Company Product or other Company Intellectual Property.
(vii)    “Intellectual Property Rights” means any or all of the following, and all rights in, arising out of, or associated therewith in each case throughout the world: (i) all United States and foreign patents and utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights in inventions and discoveries including without limitation invention disclosures (“Patents”); (ii) all trade secrets and other rights in know-how and confidential or proprietary information; (iii) all rights associated with works of authorship, including exclusive exploitation rights, copyrights, copyrights registrations and applications therefor and all other rights corresponding thereto, including moral rights (“Copyrights”); (iv) all industrial designs and any registrations and applications therefor; (v) all World Wide Web addresses and domain names, uniform resource locators (“URLs”), other names and locators associated with the Internet, and applications and registrations therefor (“Domain Names”), (vi) all trade names, logos, common law trademarks and service marks, trade dress, trademark and service mark registrations and applications therefor and all goodwill associated therewith (“Trademarks”); and (vii) any similar, corresponding or equivalent rights to any of the foregoing.
(viii)    “Open Source Software” means all software or other Technology that is distributed as “open source software” or “free software” or is otherwise publicly distributed or made generally available in source code or equivalent form under terms that permit modification and redistribution of such software or Technology. Open Source Software includes, without limitation, any software under a similar licensing or distribution model (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL) and the Apache License).
(ix)    “Personally Identifiable Information” means, in addition to all information defined, identified or described in writing as “personal information,” “personally identifiable information,” “PII” or using any similar term in any Company Privacy Policy or other public-facing written statement, all information regarding or capable of being associated (either alone or in combination) with an individual consumer or device, including (i) information that identifies or could be used to identify an individual, including name, physical address, telephone number, email address, financial account number, government-issued identifier (including Social Security number and driver’s license number), medical, health or insurance information, gender, date of birth, educational or employment information, religious or political views or affiliations, marital or other status, photograph, face geometry, or biometric information, and any other data used or intended to be used to identify, contact or precisely locate an individual, (ii) any data regarding an individual’s activities online or on a mobile or other application (e.g., searches conducted, web pages, video or other content visited or viewed by a particular individual), and (iii) Internet Protocol (IP) addresses or other persistent identifiers, to the extent such addresses or identifiers constitute personal information under applicable Laws. Personally Identifiable Information may relate to any individual, including a current, prospective or former customer,

Employee or vendor of any Person. Personally Identifiable Information includes information in any form, including paper, electronic and other forms.
(x)    “Registered Intellectual Property” means all Intellectual Property Rights that are the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority at any time anywhere in the world.
(xi)    “Technology” means any or all of the following: (i) works of authorship including algorithms, diagrams, formulae, APIs and computer programs, whether in source code or in executable code form, subroutines, user interfaces, architecture, schematics, configuration and documentation, (ii) inventions (whether or not patentable), discoveries and improvements, (iii) proprietary and confidential information, trade secrets and know how, (iv) databases, data compilations and collections and technical data, (v) Trademarks, (vi) Domain Names, web addresses and sites, (vii) methods, protocols, techniques, and processes, and (viii) devices, prototypes, designs and schematics, and (viii) other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).
(b)    Registered Intellectual Property. Schedule 3.19(b) (i) lists all Registered Intellectual Property that is Company Intellectual Property (“Company Registered Intellectual Property”), including any application, registration or serial numbers, (ii) lists any actions required by an applicable Governmental Authority (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere in the world) that must be taken by the Company within one hundred twenty (120) days of the date hereof with respect to any of the foregoing, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates, and (iii) lists any Proceedings or actions before any court or tribunal (including the PTO or equivalent authority anywhere in the world) related to any Company Registered Intellectual Property. All registration, maintenance and renewal-related actions (including the payment of fees, or the filing of any documents or certificates) currently due (or which will be due on or before the Closing Date) in connection with such Company Registered Intellectual Property have been (or will be) timely taken. Neither the Company nor Fog Creek has claimed any status in the application for or registration of any Company Registered Intellectual Property, including “small business status,” that would not be applicable to Parent.
(c)    Transferability of Company Intellectual Property. All Company Intellectual Property is, and, as of and immediately following the Closing, will be fully transferable, alienable and licensable by the Company without restriction and without payment of any kind to any Person.
(d)    Validity. The Company Intellectual Property Rights are, and as of, and immediately following, the Closing, will be valid and enforceable. To the Knowledge of the Company there are no facts or circumstances that would render any Company Intellectual Property Rights invalid or unenforceable. Without limiting the foregoing, to the Knowledge of the Company, there exists no information, materials, facts, or circumstances, including any information or fact that would constitute prior art, that would render any of the Company Registered Intellectual Property invalid or unenforceable, or would affect any pending application for any Company

Registered Intellectual Property. The Company has not misrepresented, or failed to disclose, any facts or circumstances in any application for any Company Registered Intellectual Property that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the validity or enforceability of any Company Registered Intellectual Property.
(e)    Title to Company Intellectual Property. The Company is the sole and exclusive owner or exclusive licensee of each item of Company Intellectual Property, free and clear of any Liens other than licenses granted under non-exclusive licenses of the Company Intellectual Property to end users of the Company’s Products made in the Ordinary Course of Business. Neither the Company nor Fog Creek has purchased any Company Intellectual Property from any third Person. All Company Intellectual Property will be fully transferable, alienable or licensable by the Company to the same extent as such Company Intellectual Property was transferable, alienable or licensable by the Company immediately prior to the Closing Date. The Company has the sole and exclusive right to bring a claim or suit against a third party for infringement or misappropriation of the Company Intellectual Property Rights. Neither the Company nor Fog Creek has (i) transferred to any Person ownership of, or granted any exclusive license with respect to, any Intellectual Property Rights that are or would have been, but for such transfer or grant, Company Intellectual Property Rights or (ii) permitted the rights of the Company in any Intellectual Property Rights that are or were, at the time, material Company Intellectual Property to lapse or enter into the public domain. Any and all Company Intellectual Property that is or was owned by any Employee, consultant contractor, or Fog Creek has been properly transferred to the Company. No Company Intellectual Property or Company Product is subject to any claim, Proceeding, outstanding order, stipulation or Contract restricting in any material manner, the use, transfer, or licensing thereof by the Company, or which may affect the validity, use or enforceability of such Company Intellectual Property or Company Product.
(f)    Third Party Intellectual Property Rights. Schedule 3.19(f) sets forth all Contracts under which the Company is granted any right under any Intellectual Property Rights or with respect to Technology of any other Person (collectively, “Inbound Licenses”), provided that Schedule 3.19(f) does not require the setting forth of (i) licenses for Open Source Software listed in Schedule 3.19(m) and (ii) licenses for Generally Commercially Available Code.
(g)    Standard Form Agreements. Copies of the Company’s standard form(s) of non-disclosure agreement and the Company’s standard form(s), including attachments, of non-exclusive licenses of the Company Products to end-users, customers and channel partners and any model Contract clauses used by the Company (collectively, the “Standard Form Agreements”) have been made available to Parent and true, accurate and complete copies of each Standard Form Agreement is set forth on Schedule 3.19(g).
(h)    Outbound License Agreements. Schedule 3.19(h) lists all Contracts to which the Company or Fog Creek is a party and under which the Company or Fog Creek has licensed, provided or assigned or granted any right to any Company Intellectual Property and/or Technology to third parties (“Outbound Licenses”), provided that Schedule 3.19(h) does not require the setting forth of Standard Form Agreements. All Outbound Licenses are in full force and effect. The Company is not bound by, and no Company Intellectual Property is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company to license, exploit, or enforce any Company Intellectual Property anywhere in the world. No Company Intellectual Property has been supplied or provided by the Company or Fog Creek to any Person, other than pursuant to the Outbound Licenses.
(i)    No Infringement by the Company. The operation of the Business as it is currently conducted or currently contemplated to be conducted, including the design, development, use, import, branding, advertising, promotion, marketing, manufacture, delivery, sale and/or licensing of any Company Product, has not infringed or misappropriated, does not infringe or misappropriate, and will not infringe or misappropriate, when conducted in substantially the same manner by the Company following the Closing, any Intellectual Property Rights of any third Person, violate any right (including any right to privacy or publicity) of any third Person, or constitute unfair competition or trade practices under the Laws of any jurisdiction. Neither the Company nor Fog Creek has received written notice from any Person claiming that such conduct, any Company Product, any Technology used by the Company or Fog Creek or any Company Intellectual Property infringes, violates or misappropriates any Intellectual Property Rights of any Person or constitutes unfair competition or trade practices under the laws of any jurisdiction (nor does the Company have Knowledge of any basis therefor). The Company is not in material violation of the terms of any Inbound License.
(j)    Restrictions on Business. The Company is not restricted or limited from engaging in any line of business or from developing, using, making, selling, offering for sale any product, service or Technology. Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Parent by operation of law or otherwise of any Inbound Licenses or Outbound Licenses to which the Company is a party, will result in: (i) Parent granting to any third Person any additional right to any Intellectual Property Rights owned by, or licensed to, Parent or any of its Subsidiaries, beyond those rights that Parent would grant pursuant to any Outbound Licenses to which it becomes a party in connection with the transactions contemplated by this Agreements, (ii) the Company granting to any third Person any right to any Intellectual Property Rights owned by, or licensed to the Company or being required to provide any source code for any Company Product, (iii) Parent or the Company being bound by, or subject to, any non-compete or other restriction on its freedom to engage in, participate in, operate or compete in any line of business, or (iv) Parent or the Company being obligated to pay any royalties or other license fees with respect to Intellectual Property Rights of any third Person in excess of those payable by the Company in the absence of this Agreement or the transactions contemplated hereby.
(k)    No Third Party Infringement. To the Company’s Knowledge, no Person has infringed or misappropriated and no Person is currently infringing or misappropriating any Company Intellectual Property Rights.
(l)    Proprietary Information Agreements. Copies of the Company’s standard form of proprietary information, confidentiality and assignment agreement for Employees and the Company’s standard form of consulting agreement have been made available to Parent. All Employees and all current and former consultants or contractors of the Company and all employees, consultants and contractors of Fog Creek who have been involved in the creation or development of any Technology or Intellectual Property Rights for the Company, or have had access to Technology or Intellectual Property Rights of the Company have executed the applicable form of agreement pursuant to which each Employee and each current and former consultant or contractor and each employee, consultant or contractor of Fog Creek has assigned all of their Intellectual Property Rights related thereto to the Company or to Fog Creek, respectively (which, in turn, has assigned all such Intellectual Property Rights to the Company pursuant to the Spin-Off Transaction), and waived for the benefit of the Company, all moral rights in any such works of authorship, to the fullest extent in accordance with applicable Law. Without limiting the foregoing, no Employee or current and former consultant or contractor, or employee, consultant or contractor of Fog Creek owns any Company Products (or any portion thereof) or Company Intellectual Property, nor has any Employee or current and former consultant or contractor or employee, or consultant or contractor of Fog Creek made any assertions with respect to any alleged ownership. Without limiting the foregoing, all rights in, to and under all Intellectual Property Rights and Technology created by the Company’s founders for or on behalf of the Company (or the Company’s Business) prior to their commencement of employment or engagement with the Company have been duly and validly assigned to the Company.
(m)    Open Source Software. The Company has taken sufficient steps, including by implementing and enforcing commercially reasonable policies, designed to (i) identify Open Source Software used by the Company or otherwise included in the Company Products, and (ii) regulate the use, modification, and distribution of Open Source Software in connection with the operation of the business of the Company. Schedule 3.9(m) lists all Open Source Software that is incorporated into, linked with, distributed with, made available by the Company to any third party, used to host any Company Product in any way, or from which any part of any Company Product has been derived, or that has otherwise been made available by the Company to any third party, and accurately describes the manner in which such Open Source Software was incorporated, linked or otherwise used, including, without limitation, whether the Open Source Software is or has been modified and/or distributed by the Company and whether (and if so, how) such Open Source Software was incorporated into or linked in any Company Product. Schedule 3.19(m) also lists the applicable license terms for each such item of Open Source Software, and the Company Product(s) (if any) to which each such item of Open Source Software relates. Neither the Company nor Fog Creek has used Open Source Software in any manner that (i) requires the disclosure or distribution in source code form of any Company Intellectual Property, including any portion of any Company Product other than such Open Source Software, (ii) requires the licensing of any Company Intellectual Property, or any portion of any Company Product other than such Open Source Software, for the purpose of making derivative works, (iii) imposes any restriction on the consideration to be charged for the distribution of any Company Intellectual Property, (iv) creates any obligation for the Company with respect to Company Intellectual Property or grants to any third Person, any rights or immunities under Company Intellectual Property, or (v) imposes any other limitation, restriction or condition on the right of the Company to use or distribute any Company Intellectual Property. With respect to any Open Source Software that is used by the Company in the operation of its Business, the Company is in compliance with all applicable licenses with respect thereto, complete copies of or links to such licenses which have been made available to Parent.

(n)    Source Code. Neither the Company, nor Fog Creek, nor any other Person acting on the Company or Fog Creek’s behalf has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any source code for any Company Product. Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment or transfer to Parent, by operation of Law or otherwise, of any Company Intellectual Property, will result in, or entitle any Person to demand, the disclosure, delivery or license of any source code for any Company Product to any Person.
(o)    Personally Identifiable Information and Customer Data. Schedule 3.19(o) describes the types of Personally Identifiable Information and Customer Data collected (and the process by which such information is collected) by or on behalf of the Company through Internet websites owned by the Company in connection with the Business (“Company Sites”), and through any Company Products, and also contains each Company Privacy Policy and identifies, with respect to each Company Privacy Policy, the period of time during which such Company Privacy Policy was or has been in effect, whether the terms of a later Company Privacy Policy apply to the data or information collected under such Company Privacy Policy, and, if so, the mechanism (e.g., opt-in, opt-out, notice) used to apply the later Company Privacy Policy to such data or information. The Company complies, and at all times has complied, with each Company Privacy Policy, and all applicable Laws, contractual and fiduciary obligations, requirements of self-regulatory organizations, consumer-facing statements in any marketing or promotional materials, relating to the collection, storage, transfer, retention, disposal and any other processing of any Personally Identifiable Information and Customer Data collected, used or maintained by or on behalf of the Company. The Company has at all times complied with all Laws relating to the transfer of Personally Identifiable Information or Customer Data from one jurisdiction to another jurisdiction. Neither this Agreement, nor the transactions contemplated by this Agreement, nor the transfer to Parent or Parent’s possession or use (in the same manner as such information has been used by the Company) of any Personally Identifiable Information, Customer Data, or any other data contained in the Company’s databases will result in any violation of any Law, contract, or Company Privacy Policy. No claims have been asserted or to the Knowledge of the Company are threatened against the Company by any Person alleging a violation of any Person’s privacy, personal or confidentiality rights under applicable Laws or the Company Privacy Policy.
(p)    Protection of Personally Identifiable Information and Customer Data; Security. The Company has at all times taken commercially reasonable steps (including, without limitation, implementing and monitoring compliance with industry standard measures with respect to technical and physical security) consistent with industry standards or required by applicable Laws or contractual obligations, to ensure the confidentiality, availability, security and integrity of the Company’s information technology assets and the Personally Identifiable Information, Customer Data and all other confidential content, data and information collected, processed, transmitted or maintained by or on behalf of the Company (collectively, “Company Data”), and to ensure that such Company Data are protected against damage, loss and against unauthorized access, modification, disclosure or other use. There has been no unauthorized access to or other misuse of any such information technology assets or Company Data. All such information technology assets and Company Data are and have at all times been collected, processed, transmitted, stored, and used, as applicable, in the U.S., and the Company is not subject to the jurisdiction of any non-U.S. Governmental Authority with respect to the collection, processing, transmission, storage or use thereof. There is no, nor has there ever been, any complaint to, or any audit, Proceeding, investigation (formal or informal), or claim against, the Company or, to the Knowledge of the Company, any of its customers, initiated by any Person or any Governmental Authority with respect to the security, confidentiality, transmission, availability, or integrity of such information technology assets or Company Data. The Company has and maintains adequate disaster recovery and security plans, procedures and facilities for the Business, including with respect to any suppliers or vendors of the Company who collect, process, transmit or maintain any Company Data by or on behalf of the Company, which plans, procedures and facilities are set forth in detail in Schedule 3.19(p)(i). Schedule 3.19(p)(ii) sets forth each supplier and vendor of the Company who collects, processes, transmits or maintains any Company Data by or on behalf of the Company.
(q)    Products. Schedule 3.19(q) contains a complete and accurate list (by name and version number) of all Company Products.
(r)    Bugs. Schedule 3.19(r) sets forth the Company’s current (as of the date hereof) list of known bugs maintained by its development or quality control groups with respect to any of the Company Products and Company Intellectual Property. The Company has and enforces a policy to document all known material bugs, errors and defects in the Company Products, and such documentation is retained and is available internally at the Company and has been made available to Parent. There are no bugs, errors or defects in the Company Products that do, or may reasonably be expected to, materially adversely affect the value, functionality or fitness of the intended purpose of such Company Product or that would reasonably be expected to adversely affect the Company’s ability to perform any of its contractual obligations; nor has there been, and there are no claims asserted against the Company or to the Knowledge of the Company, any of its customers or distributors related to the Company Products or any Company Intellectual Property; and the Company has not been and is not required to recall any Company Products.
(s)    Contaminants. The Company has not knowingly included in any Company Products or Company Intellectual Property any disabling codes or instructions or any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of Company Products, Company Data, Company Intellectual Property or data, information, content or other Technology of the Company or any third Person (“Contaminants”). The Company has taken all commercially reasonable steps to protect the information technology systems used in connection with the operation of the Company from Contaminants.
(t)    IP Sufficiency. The Company Intellectual Property, together with any Intellectual Property Rights or Technology licensed to the Company pursuant to Inbound Licenses, includes all Intellectual Property Rights and Technology that are used in or necessary to conduct the business as it is currently conducted, including the design, development, manufacture, use, marketing, import for resale, distribution, licensing out and sale of any Company Product. The Company owns, or possesses licensed copies of all Technology that is used in or necessary to the conduct of the Business as currently conducted. The Company owns, or possesses licensed copies of, or can obtain, create or derive on commercially reasonable terms, all Technology that is used in or necessary to the conduct of the Business as currently proposed to be conducted.
3.20    Environmental Matters. The Company is and has been, in compliance in all material respects with all applicable Environmental Laws. The Company holds all licenses, approvals, consents, registrations and permits required under applicable Environmental Laws (“Environmental Permits”) to authorize the Company to operate its assets in a manner in which they are now operated and maintained and to conduct the Company’s Business as currently conducted and are in compliance in all material respects with all Environmental Permits required for the conduct of their respective operations. There are no material lawsuits, actions, suits, written claims, notices of violation or other Proceedings at law or in equity or, to the Knowledge of the Company, investigations before or by any Governmental Authority pending or, to the Knowledge of the Company, issued to or threatened, against the Company alleging violations of or Liability under any Environmental Law. The Company has not released, spilled, leaked, pumped, poured, emitted, emptied, discharged, injected, escaped, leached, dumped, or disposed to, into or through the environment any Hazardous Material on, in, from, under or at any property currently or formerly operated or leased by the Company in an amount, manner or concentration that could reasonably be expected to result in material Liability to the Company. To the Knowledge of the Company, no Hazardous Material is present or has come to be located at any property currently operated or leased by the Company in an amount, manner or concentration that could reasonably be expected to result in material Liability to the Company. The Company has provided or made available to Parent all material documents, records and information in the possession or control of the Company concerning any environmental or health and safety matter relevant to the Company or to any property currently or formerly operated or leased by the Company, including without limitation, environmental audits, environmental risk assessments, site assessments, documentation regarding waste disposal, and reports, correspondence, and Environmental Permits issued by any Governmental Authority.
3.21    Absence of Changes.
(a)    From the date of the most recent audited balance sheet included in the Financial Statements to the date of this Agreement, there has not been any Material Adverse Effect on the Company.
(b)    From the date of the most recent audited balance sheet included in the Financial Statements through the date of this Agreement, the Company: (i) has, in all material respects, conducted its Business and operated its properties in the Ordinary Course of Business; (ii) has not suffered or incurred any destruction of, damage to, or loss of any material assets (whether tangible or intangible), material business or loss of a customer or supplier of the Company (in each case, whether or not covered by insurance); and (iii) has not engaged in any of the activities prohibited by Section 5.1 of this Agreement.
3.22    Affiliate Transactions. Except as disclosed on Schedule 3.22 or with respect to employment or other compensation arrangements, neither Fog Creek, Stack Exchange, the Securityholders, Employee, independent contractor, officer or director or Affiliate of the Company, Fog Creek or Stack Exchange or any other Person related by blood or marriage to any of the foregoing, or any entity in which any such Person owns any outstanding Equity Interest, is a party to any Contract, agreement, lease, loan, contract, commitment or transaction with the Company or by which any of the assets or Liabilities of the Company is bound or which is pertaining to the Company’s Business or has any interest in any property, real or personal or mixed, tangible or intangible, used in or pertaining to the Company’s Business. Neither Fog Creek, Stack Exchange, the Securityholders nor Employee, independent contractor, officer or director or Affiliate of Fog Creek, Stack Exchange or any other Person related by blood or marriage to any of the foregoing, or any entity in which any such Person owns any outstanding Equity Interest, owns directly or indirectly, on an individual or joint basis, any interest in, or serves as an officer or director or in another similar capacity of, any competitor, customer or supplier of the Company, or any organization which has a contract or agreement with the Company For clarity, no disclosure will be required under this Schedule 3.22 as to (i) the portfolio companies of any venture capital, private equity or angel investor in the Company or (ii) any publicly-traded company.
3.23    Accounts Payable; Accounts Receivable.
(a)    All accounts payable of the Company arose in bona fide arm’s length transactions in the Ordinary Course of Business and no account payable in excess of $5,000 is delinquent in its payment. Since its inception, the Company has paid its accounts payable in the Ordinary Course of Business and in a manner which is consistent with its past practices.
(b)    All of the accounts receivable of the Company are valid and enforceable claims, are not subject to any set-off or counterclaim. Since its inception, the Company has collected its accounts receivable in the Ordinary Course of Business and has not accelerated any such collections. None of the accounts receivable of the Company is subject to any claim of offset, recoupment, setoff or counter-claim, and the Company has no Knowledge of any specific facts or circumstances (whether asserted or unasserted) that could give rise to any such claim. None of the accounts receivable of the Company is contingent upon the performance by the Company of any obligation or Contract and no agreement for deduction or discount has been made with respect to any of such accounts receivable. Any allowance for doubtful accounts provided for in the Financial Statements are adequate and have been established in accordance with GAAP.
3.24    Illegal Payments. Neither the Company nor any of its officers, directors, managers, Employees, Stockholders, agents or representatives, nor any Person associated with or acting for or on behalf of the Company, has directly or indirectly (a) made or attempted to make any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property, or services, (i) to obtain favorable treatment for business or Contracts secured, (ii) to pay for favorable treatment for business or Contracts secured, (iii) to obtain special concessions or for special concessions already obtained or (iv) in violation of any requirement of applicable Law in each jurisdiction where the Company is conducting or has conducted its Business (including Anti-Corruption and Anti-Bribery Laws), or (b) established or maintained any fund or asset that has not been recorded in the books and records of the Company. The Company has established sufficient internal controls and procedures to ensure compliance with Anti-Corruption and Anti-Bribery Laws and has made available all of such documentation to Parent.
3.25    Customers and Suppliers.

(a)    The Company does not have any outstanding disputes concerning its products and/or services provided to any customer or distributor of the Company who, in the twelve (12) months ended December 31, 2016, was one of the twenty five (25) largest sources of revenues for the Company based on amounts paid or payable (each, a “Significant Customer”). Each Significant Customer is listed on Schedule 3.25(a). The Company has not received any written notice, nor does that Company have any Knowledge, that any Significant Customer shall not continue, or materially reduce its level of business, as a customer or distributor of the Company (or the Surviving Corporation or Parent) after the Closing or that such customer or distributor intends to terminate or materially and adversely modify existing Contracts with the Company (or the Surviving Corporation or Parent).
(b)    The Company does not have any outstanding disputes concerning products and/or services provided by any supplier of the Company who, in the twelve (12) months ended December 31, 2016, was one of the twenty five (25) largest suppliers of products and/or services to the Company based on amounts paid or payable, or are suppliers of products and/or services on which the Company is dependent for the conduct of its business as presently conducted and which cannot be readily replaced without disruption to its business or material additional cost (each, a “Significant Supplier”). Each Significant Supplier is listed on Schedule 3.25(b). As of the date hereof, the Company has not received any notice, nor does that Company have any Knowledge, that any Significant Supplier shall not continue as a supplier to the Company (or the Surviving Corporation or Parent) after the Closing or that such supplier intends to terminate or materially and adversely modify existing Contracts with the Company (or the Surviving Corporation or Parent).
(c)    To the Knowledge of the Company, the user and subscriber information provided in Schedule 3.25(c) is true and correct in all material respects as of December 31, 2016, subject to the qualifications, limitations and disclosures set forth therein.
(d)    The loss of any single customer or distributor of or supplier to the Company would not have a Material Adverse Effect.
3.26    Export and Import Control Laws.
(a)    The Company, its predecessors, and its current and former Subsidiaries, have at all times been in compliance with all applicable Export and Import Control Laws, and, except as specifically authorized by a governmental license, license exception, or other permit or applicable authorization of a Governmental Authority, have not:
(i)    exported, reexported, transferred, or brokered the sale of any goods, services, technology, or technical data to any destination to which, or individual for whom, a license or other authorization is required under the U.S. Export Administration Regulations (the “EAR,” 15 C.F.R. § 730 et seq.), the International Traffic in Arms Regulations (the “ITAR,” 22 C.F.R. § 120 et seq.), or the U.S. economic sanctions administered by the Office of Foreign Assets Control (“OFAC,” 31 C.F.R. Part 500 et seq.);
(ii)    exported, reexported, or transferred any goods, services, technology, or technical data to, on behalf of, or for the benefit of any Person or entity (i) designated as a

Specially Designated National or appearing on OFAC’s Consolidated Sanctions List, or (ii) on the Denied Persons, Entity, or Unverified Lists of the Bureau of Industry and Security, or (iii) on the Debarred List of the Directorate of Defense Trade Controls (if applicable);
(iii)    exported any goods, services, technology, or technical data that have been or will be used for any purposes associated with nuclear activities, missiles, chemical or biological weapons, or terrorist activities, or that have been or will be used, transshipped or diverted contrary to applicable U.S. trade controls;
(iv)    exported, reexported, transferred, or imported any goods, services, technology, or technical data to or from Cuba, the Crimea region of Ukraine, Iran, Libya, North Korea, Syria, or Sudan during a time at which such country/region and/or its government was subject to U.S. trade embargoes under OFAC regulations, the EAR, or any other applicable statute or Governmental Order;
(v)    manufactured any defense article as defined in the ITAR, including within the United States and without regard to whether such defense article was subsequently exported, without being registered and in good standing with the Directorate of Defense Trade Controls, U.S. Department of State;
(vi)    imported any goods except in full compliance with the Export and Import Control Laws, including but not limited to Title 19 of the United States Code, Title 19 of the Code of Federal Regulations, and all other regulations administered or enforced by the Bureau of Customs and Border Protection; or
(vii)    violated the antiboycott prohibitions, or failed to comply with the reporting requirements, of the EAR (15 C.F.R. § 760) and the Tax Reform Act of 1976 (26 U.S.C. § 999).
(b)    Attached as Schedule 3.26(b) is a true and accurate table identifying each of the items made by the Company over the last five years, including, for each item, the correct Export Control Classification Number (under the Commerce Control List of the EAR) or United States Munitions List Category (of the ITAR), the date such classification was made, and an indication whether the item was self-classified or was the result of an agency determination.
(c)    The Company has in place adequate controls to ensure compliance with any applicable Laws pertaining the export and import of goods, services, and technology, including without limitation the EAR, the ITAR, the U.S. economic sanctions administered by OFAC, and the Export and Import Control Laws. Neither the Company nor its predecessors has undergone or is undergoing, any audit, review, inspection, investigation, survey or examination by a Governmental Authority relating to export, import, or other trade-related activity. To the Knowledge of the Company, there are no threatened claims, nor presently existing facts or circumstances that would constitute a reasonable basis for any future claims, with respect to exports, imports, or other trade-related activity by the Company or its predecessors.

3.27    Books and Records. The minute books of the Company, all of which have been made available to Parent, contain true, correct and complete records of all meetings held, and corporate action taken, by the Stockholders of the Company, the Company Board and committees of the Company Board, and no meeting of any such Stockholders, Company Board or committee has been held for which minutes have not been prepared or that are not contained in such minute books. The Company has made and kept business records, financial books and records, personnel records, ledgers, sales accounting records, Tax records and related work papers, sales order files, purchase order files, engineering order files, warranty and repair files, supplier lists, customer lists, dealer, representative and distributor lists, studies, surveys, analyses, strategies, plans, forms, designs, diagrams, drawings, specifications, technical data, production and quality control records and formulations, and other books and records of the Company (collectively, the “Books and Records”) that are true, correct and complete and accurately and fairly reflect, in all material respects, the business activities of the Company. The Company has not engaged in any transaction, maintained any bank account or used any corporate funds except as reflected in its Books and Records. At the Closing, the minute books and other Books and Records of the Company will be in the possession of the Company.
3.28    Disclosure. This Agreement (including the Schedules hereto) does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained herein or therein not misleading in light of the circumstances under which they were made. No representation or warranty by the Company contained in this Agreement, and no statement contained in any Schedule (including any supplement or amendment thereto) relating to such representations or warranties, and the other documents to be delivered at the Closing by or on behalf of the Company in connection with the transactions contemplated hereby, contains or will contain any untrue statement of material fact or omits or will omit to state a material fact necessary in order to make the statements and information contained therein true. The Company has made available to Parent true, correct and complete copies of all documents described on any Schedule hereto.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT, ULTIMATE PARENT AND MERGER SUB
Parent, Ultimate Parent and Merger Sub represent and warrant to the Company that the statements contained in this Article IV are true and correct as of the date of this Agreement and as of the Closing Date.
4.1    Corporate Organization. Parent has been duly incorporated and is validly existing as a corporation in good standing under the Laws of Delaware and has the corporate power and authority to own or lease its properties and to conduct its business as it is now being conducted. Ultimate Parent has been duly incorporated and is validly existing as a corporation in good standing under the Laws of its incorporation and has the corporate power and authority to own or lease its properties and to conduct its business as it is now being conducted. Merger Sub has been duly incorporated and is validly existing as a corporation in good standing under the Laws of Delaware and has the corporate power and authority to own or lease its properties and to conduct its business as it is now being conducted.

4.2    Due Authorization. Each of Parent, Ultimate Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to perform all obligations to be performed by it hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the board of directors of Parent, Ultimate Parent and Merger Sub, and no other corporate proceeding on the part of Parent, Ultimate Parent or Merger Sub is necessary to authorize this Agreement (other than the adoption of this Agreement by Parent in its capacity as the sole stockholder of Merger Sub, which adoption will occur immediately following execution of this Agreement by Merger Sub). This Agreement has been duly and validly executed and delivered by each of Parent, Ultimate Parent and Merger Sub and this Agreement constitutes a legal, valid and binding obligation of each of Parent, Ultimate Parent and Merger Sub, enforceable against Parent, Ultimate Parent and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
4.3    Sufficient Resources. Parent has sufficient cash resources available to satisfy all of its obligations under this Agreement.
4.4    Noncontravention. Neither the execution and delivery by Parent, Ultimate Parent or Merger Sub of this Agreement, nor the consummation by Parent, Ultimate Parent or Merger Sub of any of the transactions contemplated hereby, will: (a) conflict with or violate any provision of the organizational documents of Parent, Ultimate Parent and Merger Sub; or (b) violate any Law applicable to Parent, Ultimate Parent or Merger Sub or any of their respective properties or assets, except for any violation that would not reasonably be expected to have a material adverse effect on Parent’s, Ultimate Parent’s or Merger Sub’s ability to execute and deliver this Agreement or consummate the Closing or the other transactions contemplated hereby.
4.5    No Brokers. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Parent or any of its Affiliates.
ARTICLE V
COVENANTS
5.1    Conduct of Business. From the date of this Agreement through earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, except as contemplated by this Agreement or as consented to by Parent in writing, operate the Business in the ordinary course and substantially in accordance with past practice. Without limiting the generality of the foregoing, except as set forth on Schedule 5.1 or as consented to by Parent in writing, the Company shall not, except as otherwise contemplated by this Agreement or set forth in Schedule 5.1:
(a)    change or amend the certificate of incorporation, bylaws or other organizational documents of the Company, except as otherwise required by Law;

(b)    make or declare any dividend or distribution to the Stockholders of the Company;
(c)    enter into, modify or terminate any Contract of a type required to be listed on Schedule 3.10(a), except in the Ordinary Course of Business, or enter into any other material transaction or materially change any business practice of the Company;
(d)     (i) sell, assign, transfer, convey, lease or otherwise dispose of any material assets or properties, or (ii) create any Lien (other than a Permitted Lien) on any material asset or property or any Intellectual Property Rights;
(e)     (i) take any action with respect to the grant of any severance or termination pay (other than pursuant to policies or agreements of the Company in effect on the date of this Agreement) which will become due and payable at or after the Closing Date; (ii) make any change in the key management structure of the Company, including the hiring of additional employees, promotion of employees or the termination of employees; (iii) except as required by the terms of this Agreement, adopt, enter into, terminate or amend any Company Benefit Plan or any individual employment, consulting, retention, change in control, bonus or severance arrangement or (iv) except pursuant to any written agreement in existence on the date hereof between the Company and such Person, increase the rate or terms of compensation or benefits (including any acceleration of vesting) of any of its directors, officers or employees, whether past or present, pay or agree to pay any pension, retirement allowance or other employee benefit not contemplated by any Company Benefit Plan to any director, officer or employee, whether past or present;
(f)    acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof, in a single transaction or a series of related transactions;
(g)    make any loans, advances or capital contributions to any Person, except for advances to Employees or officers of the Company for expenses incurred in the Ordinary Course of Business;
(h)    make or change any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle any Tax claim or assessment relating to the Company, surrender any right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company;
(i)    issue, sell or pledge, or authorize or propose the issuance, sale or pledge of (i) additional shares of capital stock of any class of the Company, or securities convertible into or exchangeable for any such shares, or any rights, warrants or options to acquire any such shares or other convertible securities of the Company other than shares of capital stock issued pursuant to outstanding Options or Warrants exercised in the Ordinary Course of Business or (ii) any other securities in respect of, in lieu of, or in substitution for shares of capital stock of the Company outstanding on the date hereof;

(j)    redeem, purchase or otherwise acquire any outstanding shares of the capital stock of the Company other than pursuant to the Company’s contractual rights of first refusal over any shares of the capital stock of the Company;
(k)    incur any Indebtedness (other than ordinary course borrowings in the Ordinary Course of Business under credit facilities existing on the date hereof and other than performance bonds or letters of credit entered into in the Ordinary Course of Business);
(l)    make any change in any method of accounting other than those required by GAAP or applicable Law;
(m)    waive, cancel, compromise or release any rights or claims of material value, whether or not in the Ordinary Course of Business;
(n)    (i) make any capital expenditures that aggregate in excess of $10,000 or (ii) fail to repair any of the tangible assets of the Company that is necessary or advisable to maintain such assets in good working order;
(o)    institute or settle any claim or lawsuit;
(p)    except in the Ordinary Course of Business, accelerate, postpone or otherwise alter the timing of payment of any account receivable to or any account payable from the Company; or
(q)    enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 5.1.
Parent acknowledges and agrees that: (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing; or (ii) prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.
5.2    Access to Information.
(a)    Subject to compliance with all applicable Laws and subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company by third-parties that may be in the Company’s possession from time to time, and except for any information that is subject to attorney-client privilege or other privilege from disclosure, upon reasonable advance notice by Parent, the Company shall afford to Parent and its accountants, counsel and other representatives reasonable access, during normal business hours, in such manner as to not interfere with normal operation of the Company, to all of its properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and Employees of the Company, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company as such representatives may reasonably request.
(b)     Parent and the Company shall comply with, and shall cause their respective representatives to comply with, all of their respective obligations under the Confidentiality

Agreement, which shall survive the termination of this Agreement in accordance with the terms set forth therein.
5.3    Notice of Certain Events. Until the Closing, the Securityholder Representative and the Company shall promptly notify Parent in writing of any matter hereafter discovered (or which reasonably should have been discovered) that, if existing or known at the date of this Agreement, (i) would have been required to be set forth or described in any Schedule to this Agreement in order to make the representations and warranties of the Company true and correct, (ii) that constitutes a breach or prospective breach of any representation or warranty or other term of this Agreement by the Company that would reasonably be expected to result in the failure of the condition set forth in Section 7.2(a), or (iii) had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. No notice pursuant to this Section 5.3 shall affect any representation or warranty given by the Company hereunder or any of Parent’s rights hereunder, including under Article VII and Article X. For clarity, any unintentional failure to give notice under this Section 5.3 shall not be deemed to be a breach of covenant under this Section 5.3 and shall constitute only a breach of the underlying representation, warranty, covenant, agreement or condition, as the case may be.
5.4    No Solicitation of Competing Proposals.
(a)    The Company shall not, and shall not authorize or permit any of its Affiliates or any of its or their representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding a Competing Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Competing Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding a Competing Proposal. The Company shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, a Competing Proposal. For purposes hereof, “Competing Proposal” shall mean any inquiry, proposal or offer from any Person (other than Parent or any of its Affiliates) concerning (i) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the Company; (ii) the issuance or acquisition of shares of capital stock or other equity securities of the Company; (iii) the sale, lease, exchange or other disposition of any significant portion of the Company’s properties or assets; or (iv) any other transactions that would reasonably be expected to hinder or delay the Merger.
(b)    In addition to the other obligations under this Section 5.4, the Company shall promptly (and in any event within three (3) Business Days after receipt thereof by the Company or its representatives) advise Parent orally and in writing of any Competing Proposal, any request for information with respect to any Competing Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Competing Proposal, the material terms and conditions of such request, Competing Proposal or inquiry, and the identity of the Person making the same.
(c)    The Company agrees that the rights and remedies for noncompliance with this Section 5.4 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Parent and that money damages would not provide an adequate remedy to Parent.
5.5    Code § 280G Vote.
(a)    No later than five (5) Business Days prior to the Closing Date, the Company shall deliver to Parent a waiver agreement, substantially in the form attached hereto as Exhibit K (a “280G Waiver”), from each Person who the Company, in consultation with Parent, reasonably believes is, with respect to the Company, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately prior to the date of this Agreement, and who might otherwise receive or have the right or entitlement to receive a parachute payment under Section 280G of the Code (“280G Payments”), unless the requisite Company Stockholder approval of such parachute payments is obtained pursuant to Section 5.5(b).
(b)    Promptly following the delivery by the Company to Parent of each 280G Waiver described in Section 5.5(a), the Company shall submit to the Company’s Stockholders for approval (in a manner reasonably satisfactory to Parent) by such number of Company Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code any payments or benefits that are subject to a 280G Waiver and that the Company, subject to the reasonable approval of Parent, determines may separately or in the aggregate, constitute “parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), such that such payments and benefits shall not be deemed to be “parachute payments” under Section 280G of the Code, and prior to the Effective Time the Company shall deliver to Parent evidence reasonably satisfactory to Parent (i) that a Company Stockholder vote was solicited in conformance with Section 280G and the regulations promulgated thereunder, and the requisite Company Stockholder approval was obtained with respect to any payments or benefits that were subject to the Company Stockholder vote (the “280G Approval”), or (ii) that the 280G Approval was not obtained and as a consequence, that such “parachute payments” shall not be made or provided, pursuant to the 280G Waivers. All materials and waivers to be submitted to Stockholders pursuant to this Section 5.5 shall be subject to reasonable review and approval by Parent (provided that such approval shall not be unreasonably withheld, conditioned or delayed).
5.6    Termination of Company Benefit Plans; Benefit Waivers.
(a)    The Company, as applicable, shall terminate, effective as of no later than the day immediately preceding the Closing Date, any and all group severance, separation or salary continuation plans, programs or arrangements, any and all Company Benefit Plans intended to include a Code Section 401(k) arrangement and any and all Company Benefit Plans intended to meet the requirements of Code Section 125 (each a “Terminated Plan”) (unless Parent provides written notice to the Company no later than five (5) Business Days prior to the Closing Date that such plans shall not be terminated). The Company shall provide Parent with evidence that such Terminated Plans have been terminated (effective as of no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Company Board. The form and substance of such resolutions shall be subject to reasonable review and approval of Parent (provided that such approval shall not be unreasonably withheld, conditioned or delayed). The Company also shall take such other actions in furtherance of terminating such Terminated Plans as Parent may reasonably require. In the event that termination of any Terminated Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then such charges and/or fees shall be deemed to be Holder Allocable Expenses, and the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Parent.
5.7    Stockholder Approval and Board Recommendation.
(a)    The Company shall take all action necessary in accordance with this Agreement, DGCL, its certificate of incorporation and its bylaws to seek the Company Stockholder Approval by virtue of the execution of a Stockholder Written Consent approving the Merger and adopting this Agreement. The Company shall exercise commercially reasonable efforts to obtain the affirmative votes of Stockholders representing at least ninety five percent (95%) of the outstanding shares of Company Stock by virtue of the execution of the Stockholder Written Consent (the “Required Stockholder Approval”) as soon as practicable following the execution of this Agreement. Upon obtaining the Company Stockholder Approval or the Required Stockholder Approval, as applicable, the Company shall promptly deliver to Parent copies of the executed Stockholder Written Consents or other documents evidencing the obtainment of the Company Stockholder Approval or the Required Stockholder Approval, as applicable. Promptly, but in no event later than five (5) Business Days, after the date of this Agreement, the Company shall deliver to each of the holders of Company Stock a written notice (the “Stockholder Notice”) pursuant to: (i) Section 228 of the DGCL with respect to the Stockholder Written Consent; and (ii) Section 251 of the DGCL. The Stockholder Notice shall comply with the requirements of the DGCL and all applicable federal and state securities Laws. The Stockholder Notice shall be in a form reasonably acceptable to Parent.
(b)    (i) The Company Board shall unanimously recommend that the Stockholders vote in favor of the approval of the Merger and adoption of this Agreement pursuant to the Stockholder Written Consent; (ii) any information statement or other disclosure document distributed to the Stockholders in connection with this transaction shall include a statement to the effect that the Company Board has unanimously recommended that the Stockholders vote in favor of the approval of the Merger and adoption of this Agreement pursuant to the Stockholder Written Consent; and (iii) neither the Company Board nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Parent, the unanimous recommendation of the Company Board that the Stockholders vote in favor of the approval of the Merger and adoption of this Agreement.
5.8    Resignations. The Company shall deliver to Parent written resignations, effective as of the Closing, of the officers and directors of the Company at least two (2) Business Days prior to the Closing.
5.9    Closing Conditions. From the date hereof until the Closing, each party hereto shall use commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Article VII hereof.

5.10    Public Announcements. Unless otherwise required by applicable Law (based upon the reasonable advice of counsel), no party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of Parent; provided that Parent shall provide the Company with a reasonable opportunity to review and comment on any press release, if any, disseminated by Parent announcing the execution of this Agreement.
5.11    Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.
5.12    Indemnification. From and after the Effective Time, Parent agrees that it shall cause the Surviving Corporation to continue to indemnify each Person who was a director or officer of the Company immediately prior to the Effective Time (“Covered Persons”), for acts or omissions arising out of or pertaining to matters existing or occurring prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the extent required by applicable Law, the Company’s Certificate of Incorporation or bylaws and the indemnity agreements listed on Schedule 5.12; provided, that the Person to whom such expenses are advanced provides an undertaking to the Surviving Corporation to repay such advances if it is ultimately determined in accordance with such Person’s applicable indemnity agreement, or, in the absence of an indemnity agreement, by applicable Law and the Company’s Certificate of Incorporation and bylaws, that such Person is not entitled to indemnification. Notwithstanding the foregoing, no Person who was a director or officer of the Company immediately prior to the Effective Time shall be entitled to indemnification pursuant to this Section 5.12 for any indemnity obligations such Person may have in such Person’s capacity as a Company Securityholder pursuant to Article X, of this Agreement. At or prior to the Closing, the Company will purchase a prepaid directors’ and officers’ liability insurance “run-off policy” with a claims period of six (6) years from the Closing Date, for the benefit of the each Person who was a director, officer or Employee of the Company prior to the Effective Time with respect to their acts and omissions as directors, officers and Employees of the Company occurring prior to the Closing (the “D&O Tail Policy”). The costs of the D&O Tail Policy shall be included as a Holder Allocable Expense. In all cases, and not withstanding anything to the contrary contained herein, each Person who was a director, officer or Employee of the Company prior to the Effective Time shall first seek recourse against the D&O Tail Policy in connection with claims for indemnification for acts or omissions occurring on or prior to the Closing prior to seeking recourse against Parent or the Surviving Corporation for such indemnification.
5.13    Tax Matters.
(a)    The Company shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Company that are due on or before the Closing Date (including any applicable extensions). Such Tax Returns shall be prepared in a manner consistent with the past practices of the Company, unless otherwise required by applicable Law. The Company shall provide a draft of any such Tax Returns that are income or other material Tax Returns to Parent at least twenty (20) days prior to the due date thereof and shall consider in good faith any reasonable comments provided by Parent within ten (10) days of Parent’s receipt of such Tax Returns.
(b)    Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Company for taxable periods ending on or before the Closing Date that are due after the Closing Date and any Straddle Period. Such Tax Returns shall be prepared in a manner consistent with the past practices of the Company, unless otherwise required by applicable Law. Parent shall provide the Securityholder Representative copies of all such income or other material Tax Returns reflecting increased Tax Liability for which the Company Securityholders would be required to provide indemnification pursuant to this Agreement at least twenty (20) days prior to their filing and shall consider in good faith any reasonable comments provided by the Securityholder Representative within ten (10) days of the Securityholder Representative’s receipt of such Tax Return. Parent shall pay, or cause to be paid, to the applicable Tax authority all Taxes shown as due on such Tax Returns, provided, however, Parent shall be reimbursed or indemnified pursuant to Section 10.2(a)(v) for all Pre-Closing Taxes incurred.
(c)    Parent and the Securityholder Representative shall cooperate fully, and shall cause their respective Affiliates to cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any Proceeding regarding Taxes of, or with respect to, the Company (including any Tax Contests). Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information reasonably relevant to any such Proceeding or Tax Contest and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent and the Securityholder Representative shall (i) retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations (taking into account any extensions thereof, which extensions Parent shall notify the Securityholder Representative of promptly in writing) of the respective taxable periods and (ii) give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, shall allow the requesting party to take possession of such books and records.
(d)    All sales, use, transfer, value added, goods and services, gross receipts, excise, conveyance and documentary, stamp, recording, registration, conveyance and similar Taxes and fees incurred in connection with the purchase and sale of the Company Stock (“Transfer Taxes”) shall be borne fifty percent (50%) by the Company Securityholders, which portion shall be Holder Allocable Expenses and fifty percent (50%) by Parent. The party required by applicable Law to file any Tax Return with respect to Transfer Taxes shall do so in the time and manner prescribed by applicable Law.
(e)    Parent shall notify the Securityholder Representative in writing upon receipt by Parent, the Surviving Corporation or any of their Affiliates of any written notice from a Governmental Authority of a Proceeding with respect to Taxes of the Company which may give rise to a claim for Taxes (“Tax Contest”) that relate to one or more Tax periods ending on or prior to the Closing Date and could reasonably be expected to result in any increased Tax Liability for which the Company Securityholders would be required to provide indemnification pursuant to this Agreement; provided, however, that the failure to so notify the Securityholder Representative shall not affect the Parent Indemnified Parties’ rights to indemnification hereunder except to the extent that the Company Securityholders are actually and materially prejudiced by such failure. Parent shall have sole control of the conduct of such Tax Contests, provided, however, Parent shall (i) keep the Securityholder Representative timely informed with respect to the commencement, status and nature of any such Tax Contest and (ii) provide the Securityholder Representative with copies of any material submissions, material documents or agreements relating to any such Tax Contest for its review and comment (and consider in good faith any reasonable written comments provided by the Securityholder Representative). Parent and its Affiliates (including, after the Closing, the Surviving Corporation) shall not take any Tax position that is inconsistent with treating the Spin-Off Transaction as a tax-free distribution described in Section 355 of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code or any analogous provision of applicable state or local Law. In the event of any conflict or overlap between the provisions of this Section 5.13(e) and Section 10.3, the provisions of this Section 5.13(e) shall control.
(f)    Any and all existing Tax Sharing Agreements to which the Company is a party shall be terminated as of the Closing Date and after the Closing Date the Company shall have no further rights or Liabilities with respect to such Tax Sharing Agreements.
5.14    Contract Consents, Amendments and Terminations.
(a)    The Company shall: (i) use commercially reasonable efforts to obtain all necessary consents, waivers and approvals listed on Schedule 5.14(a)(i) (the “Required Consents”) and all those of any parties to any Contract as are required thereunder in connection with the Merger or for any such Contracts to remain in full force and effect without limitation, modification or alteration after the Effective Time, all of which are required to be listed in Schedule 3.4; and (ii) provide all notices listed on Schedule 5.14(a)(ii) (the “Required Notices”) and all those required under any Contract in connection with the Merger, all of which are required to be listed in Schedule 3.4. Such consents, waivers, approvals and notices shall be in a form reasonably acceptable to Parent. In the event that the other parties to any such Contract conditions its grant of a consent, waiver or approval (including by threatening to exercise a “recapture” or other termination right) upon, or otherwise requires in response to a notice or consent request pursuant to this Agreement, the payment of a consent fee, “profit sharing” payment or other consideration, including increased rent payments or other payments under the Contract or the provision of additional security (including a guaranty), the Company shall, subject to obtaining the consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), be responsible for making all payments or providing such additional security required to obtain such consent, waiver or approval prior to the Closing, and such payments shall be deemed Holder Allocable Expenses for purposes of this Agreement. In the event the Merger does not close for any reason, Parent shall not have any Liability to the Company, the Securityholders or any other Person for any costs, claims, Liabilities or damages resulting from the Company seeking to obtain such consents waivers and approvals and delivering such notices.

(b)    The Company shall modify each of the Contracts listed on Schedule 5.14(b) hereto in the manner set forth on Schedule 5.14(b) (the “Required Modifications”) hereto effective as of and contingent upon the Closing, so that the Required Modifications are in effect as of immediately prior to the Effective Time. Such Required Modifications shall be in a form reasonably acceptable to Parent. In the event that the other parties to any such Contract conditions its grant of a modification (including by threatening to exercise a “recapture” or other termination right) upon, or otherwise requires in response to a modification request pursuant to this Agreement, the payment of a consent fee, “profit sharing” payment or other consideration, including increased rent payments or other payments under the Contract or the provision of additional security (including a guaranty), the Company shall, subject to obtaining the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), be responsible for making all payments or providing such additional security required to obtain such modification prior to the Closing and such payments shall be deemed Holder Allocable Expenses for purposes of this Agreement. In the event the Merger does not close for any reason, Parent shall not have any Liability to the Company, the Securityholders or any other Person for any costs, claims, Liabilities or damages resulting from the Company seeking to obtain such modifications.
(c)    The Company shall terminate each of the Contracts listed on Schedule 5.14(c) hereof (the “Terminated Agreements”), effective as of and contingent upon the Closing, including sending all required notices, such that each such Contract shall be of no further force or effect immediately prior to the Effective Time. Upon the Closing, the Company shall have paid all amounts owed under the Terminated Agreements (as a result of the termination of the Terminated Agreements or otherwise), and none of the Surviving Corporation, Parent or any of their respective Affiliates will incur any claim, Liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) under any Terminated Agreement as of or following the Closing Date. The Company shall, subject to obtaining the prior written consent of Parent, be responsible for making any payments required to terminate the Terminated Agreements prior to the Closing and such payments shall be deemed Holder Allocable Expenses for purposes of this Agreement. In the event the Merger does not close for any reason, Parent shall not have any Liability to the Company, the Securityholders or any other Person for any costs, claims, Liabilities or damages resulting from the Company seeking to obtain such terminations.
(d)    On or before the Closing Date, all Liabilities owing by the Company to Fog Creek or Stack Exchange, the Securityholders and any Employee, independent contractor, officer or director or Affiliate of Fog Creek, Stack Exchange or any other Person related by blood or marriage to any of the foregoing, on the one hand, shall be terminated in full, without any Liability for the Company following the Closing.
5.15    Commercially Reasonable Efforts.
(a)    Subject to the terms and conditions of this Agreement, the Company, Parent and Merger Sub shall use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Law and otherwise to consummate the transactions contemplated by this Agreement, including the obtaining of all necessary actions or nonactions, waivers, consents, authorizations, approvals and expirations of all applicable waiting periods from Governmental Authorities and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all commercially reasonable steps as may be necessary to obtain an approval, consent, authorization, expiration of all applicable waiting periods or waiver from, or to avoid an action or other Proceeding by, any Governmental Authorities.
(b)    In furtherance and not in limitation of the undertakings pursuant to this Section 5.15, each of the Company, Parent and Merger Sub shall: (i) provide or cause to be provided as promptly as practicable to Governmental Authorities with regulatory jurisdiction over enforcement of any Antitrust Laws (each such Governmental Authority, a “Governmental Antitrust Authority”) information and documents requested by any Governmental Antitrust Authority or necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, including preparing and filing any notification and report form and related material required under the HSR Act and any additional consents and filings under any other Antitrust Laws as promptly as practicable following the date of this Agreement (but in no event more than three (3) Business Days from the date hereof except by mutual consent confirmed in writing) and thereafter to respond as promptly as practicable to any request for additional information or documentary material that may be made under the HSR Act and any additional consents and filings under any other Antitrust Laws, and (ii) use their reasonable best efforts to take such actions as are necessary or advisable to obtain prompt approval of consummation of the transactions contemplated by this Agreement by any Governmental Authority. Parent shall prepare and file, with the Company’s reasonable assistance, any filings required outside the U.S. in connection with the transactions described herein. Parent and the Company will each pay fifty percent (50%) of any filing fees required to be paid by Parent, Merger Sub or the Company to any Governmental Antitrust Authority under this Section 5.15(b).
(c)    Notwithstanding anything to the contrary herein, in connection with the receipt of any necessary governmental approvals or clearances (including under any Antitrust Laws), nothing in this Agreement shall require Parent or any of its Affiliates to, nor shall the Company or any of its Affiliates without the prior written consent of Parent agree or proffer to, divest, hold separate, or enter into any license or similar agreement with respect to, or agree to restrict the ownership or operation of, or agree to conduct or operate in a specified manner, any material portion of the business or assets of Parent, the Company or any of their respective Affiliates. Notwithstanding anything to the contrary herein, in no event shall Parent, the Company or any of its or their Affiliates be obligated to litigate or participate in the litigation of any Proceeding, whether judicial or administrative, brought by any Governmental Authority or appeal any Governmental Order: (i) challenging or seeking to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit consummation of this Agreement or the other transactions contemplated by this Agreement or seeking to obtain from Parent or any of its Affiliates any damages in connection therewith; or (ii) seeking to prohibit or limit in any respect, or place any conditions on, the ownership or operation by the Company, Parent or any of their respective Affiliates of all or any portion of the business, assets or any product of the Company or any of its Affiliates or Parent or any of its Affiliates or to require any such Person to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or enter into a consent decree or hold separate all or any portion of the business, assets or any product of the Company or any of its Affiliates or Parent or any of its Affiliates, in each case as a result of or in connection with this Agreement or any of the other transactions contemplated by this Agreement.
(d)    Subject to applicable Law relating to the exchange of information, the Company and Parent and their respective counsel shall: (i) have the right to review in advance, and to the extent practicable each shall consult the other on, any filing made with, or written materials to be submitted to, any Governmental Authority in connection with the transactions contemplated by this Agreement; (ii) promptly inform each other of any substantive communication (or other correspondence or memoranda) received from, or given to, the U.S. Department of Justice, the U.S. Federal Trade Commission, or any other Governmental Authority in connection with the transactions contemplated by this Agreement; and (iii) promptly furnish each other with copies of all correspondence, filings and written communications between them or their Affiliates, on the one hand, and any Governmental Authority or its respective staff, on the other hand, with respect to the transactions contemplated by this Agreement. The parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 5.15 as ‘outside counsel only.’ Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials. The Company and Parent shall, to the extent practicable, provide the other party and its counsel with advance notice of and the opportunity to participate in any discussion, telephone call or meeting with any Governmental Authority in respect of any filing, investigation or other inquiry in connection with the transactions contemplated by this Agreement and to participate in the preparation for such discussion, telephone call or meeting. Each party shall not commit to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period under the HSR Act or other applicable Antitrust Laws, without the prior written consent of the other parties.
5.16    Additional Financial Statements. The Company shall use its reasonable best efforts during the period between the date of this Agreement and the Closing Date to cause the Company’s auditors to complete (a) the audited balance sheet of the Company as of December 31, 2016; (b) the audited statement of operations, change in shareholders’ equity and cash flows of the Company for the twelve (12) months ended December 31, 2016; and (c) the reviewed statement of operations of the Company for the six (6) month period ending on December 31, 2016, and, if the Closing does not occur prior to March 31, 2017 other than due to a breach of this Agreement by Parent or any other failure or delay caused by Parent, the reviewed balance sheet of the Company and the reviewed statement of operations, change in shareholders’ equity and cash flows of the Company for any fiscal quarters completed during the period beginning on January 1, 2017 and ending as of the Closing Date (the “Additional Financial Statements”). In connection with the foregoing, the Company shall use its reasonable best efforts to ensure that the Additional Financial Statements shall: (a) be derived from and consistent with the books and records of the Company; (b) comply as to form in all material respects with applicable accounting requirements with respect thereto as of their respective dates; (c) be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated and consistent with each other; (d) fairly present the financial condition of the Company at the dates therein indicated and for the periods therein specified (subject, in the case of unaudited interim period financial statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate will be material in amount); (e) be true, correct and complete; and (f) shall be audited (for any financial statements as of or for the 12 months ended December 31) or be reviewed (for any financial statements not as of or for the 12 months ended December 31) by an auditor or firm of accountants qualified to act as auditors in the United States and any auditors’ report(s) required to be annexed thereto shall be unqualified. Notwithstanding the preceding sentence or any other provision of this Agreement to contrary, the Company makes no representation or warranty with respect to the Additional Financial Statements; provided, however, that no information or knowledge obtained in connection with the preparation of the Additional Financial Statements or otherwise shall affect or be deemed to modify, amend or supplement any representation or warranty set forth herein or in the Schedules or the conditions to the obligations of the parties to consummate the Merger in accordance with the terms and provisions hereof, or restrict, impair or otherwise affect any Parent Indemnified Parties’ right to indemnification hereunder or otherwise prevent or cure any misrepresentations, breach of warranty or breach of covenant.
ARTICLE VI
CLOSING
6.1    Filing of Certificate of Merger. Assuming all of the conditions set forth in Article VII of this Agreement have either been fulfilled or waived, and if this Agreement has not theretofore been terminated pursuant to its terms, the boards of directors of Parent, Merger Sub and the Company shall, subject to Section 6.2, direct their officers forthwith to file and record all relevant documents, including the Certificate of Merger, with the appropriate government officials to effectuate the Merger on the Closing Date.
6.2    Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Goodwin Procter LLP, 135 Commonwealth Drive, Menlo Park, CA 94025, at 10:00 a.m. on the date which is no more than three (3) Business Days after the date on which all conditions set forth in Article VII shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing) or such other time and place as Parent and the Company may mutually agree (the “Closing Date”); provided, however, in no event shall the Closing occur within the last thirty (30) days of any fiscal quarter of Ultimate Parent.
ARTICLE VII
CONDITIONS TO OBLIGATIONS
7.1    Conditions to Obligations of Parent, Ultimate Parent, Merger Sub and the Company. The obligations of Parent, Ultimate Parent, Merger Sub and the Company to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:
(a)    Any waiting period (and any extension thereof) required under the HSR Act and any other Antitrust Law applicable to the transactions contemplated by this Agreement shall have expired or shall have been terminated. All other material consents of, notices to, or registrations, declarations or filings with, any Governmental Authority legally required for the consummation of the transactions contemplated by this Agreement shall have been obtained or filed.
(b)    No Governmental Authority having jurisdiction over any party hereto shall have issued any Governmental Order or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger and no Law shall have been adopted that makes consummation of the Merger illegal or otherwise prohibited.
(c)    This Agreement shall have been adopted and approved by the Stockholder Written Consent in accordance with the DGCL and the Company’s certificate of incorporation and bylaws.
7.2    Conditions to Obligations of Parent, Ultimate Parent and Merger Sub. The obligations of Parent, Ultimate Parent and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Parent, Ultimate Parent and Merger Sub in their sole discretion:
(a)    Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and the Closing Date, as if made anew at and as of that time, except that (i) any representations and warranties which speak as to another date (including, the date of this Agreement) shall be true and correct in all material respects at and as of such date, and (ii) any representations and warranties that are qualified with respect to materiality or a Material Adverse Effect shall be true and correct in all respects.
(b)    Performance of Obligations of the Company. The covenants of the Company to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.
(c)    Significant Stockholder Certificate. The Company shall have delivered to Parent a certificate signed by the Significant Stockholders, in their capacities as directors or officers of the Company, dated the Closing Date, certifying that the conditions specified in Section 7.2(a), Section 7.2(b) and Section 7.2(g) have been fulfilled.
(d)    Secretary’s Certificate. The Company shall have delivered a certificate of the Secretary of the Company, in his or her capacity as such, dated as of the Closing Date, certifying as to (i) the incumbency of officers of the Company executing documents executed and delivered in connection herewith, (ii) the copies of the Company’s certificate of incorporation and bylaws, each as in effect from the date of this Agreement until the Closing Date, (iii) a copy of the action by written consent or minutes of the meeting of the Company Board authorizing and approving the applicable matters contemplated hereunder, (iv) a copy of the Stockholder Written Consent duly executed by such Stockholders sufficient to obtain the Required Stockholder Approval and the Company Stockholder Approval, and (v) certification that a stockholder vote was solicited with regard to the 280G Payments in conformance with Section 280G of the Code and the regulations promulgated thereunder.

(e)    Required Consents, Notices, Modifications and Terminations. Evidence in form and substance reasonably satisfactory to Parent that: (i) all Required Consents shall have been obtained; (ii) all Required Notices shall have been timely delivered; (iii) all Required Modifications shall have been effected; and (iv) all Terminated Agreements shall have been terminated effective, as of immediately prior to the Effective Time.
(f)    Payoff Letters. Parent shall have received payoff letters in form and substance reasonably acceptable to Parent from each financial institution with respect to the payment of the Company Indebtedness and the release of any Lien related thereto.
(g)     Company Material Adverse Effect. Since the date of the Agreement, there shall not have occurred a Material Adverse Effect on the Company.
(h)    Reserved.
(i)    Stockholder Written Consent. The Company shall deliver the Stockholder Written Consent, duly executed by such Stockholders sufficient to obtain the Required Stockholder Approval.
(j)    Non-Competition Agreements.
(i)    The Key Stockholder shall have delivered to Parent a Key Stockholder Non-Competition Agreement duly executed by the Key Stockholder, and the Key Stockholder Noncompetition Agreement shall be in full force and effect and shall not have been revoked, rescinded or otherwise repudiated by the Key Stockholder and the Key Stockholder shall have not expressed an intention or interest (whether formally or informally) in, or taken action toward revoking, rescinding or otherwise repudiating the Key Stockholder Non-Competition Agreement.
(ii)    Joel Spolsky shall have delivered to Parent a Significant Stockholder Non-Competition Agreement duly executed by the Mr. Spolsky, and the Significant Stockholder Non-Competition Agreement shall be in full force and effect and shall not have been revoked, rescinded or otherwise repudiated by Mr. Spolsky and Mr. Spolsky shall have not expressed an intention or interest (whether formally or informally) in, or taken action toward revoking, rescinding or otherwise repudiating the Significant Stockholder Non-Competition Agreement.
(iii)     Each Required Employee shall have delivered to Parent a Required Employee Non-Competition Agreement duly executed by each Required Employee, and each such Required Employee Noncompetition Agreement shall be in full force and effect and shall not have been revoked, rescinded or otherwise repudiated by the respective signatories thereto and none of the Required Employees shall have expressed an intention or interest (whether formally or informally) in, or taken action toward revoking, rescinding or otherwise repudiating their respective Required Employee Non-Competition Agreement.
(k)    Employment Arrangements.

(i)    Each of the Key Stockholder and the Required Employees shall have executed and delivered Employment Documents to Parent and each such Employment Document shall be in full force and effect and shall not have been revoked, rescinded or otherwise repudiated by the respective signatories thereto, and neither the Key Stockholder nor any Required Employee shall have terminated his or her employment with the Company or expressed an intention or interest (whether formally or informally) in, or taken action toward terminating his or her employment with the Company at or prior to the Closing, or with the Surviving Corporation or Parent following the Closing. Each of the Key Stockholder and the Required Employees (A) shall have satisfied Parent's customary employee background investigation and (B) shall be eligible to work in the United States.
(ii)    No more than ten percent (10%) of the contractors set forth on Schedule 7.2(k)(ii) and Employees (excluding the Key Stockholder and the Required Employees from the calculation) who receive an offer of employment from Parent or any of its Subsidiaries: (A) shall have failed to execute and deliver Employment Documents to Parent; (B) shall have terminated his or her employment with the Company or expressed an intention or interest (whether formally or informally) in, or taken action toward terminating his or her employment with the Company at or prior to the Closing, or with the Surviving Corporation or Parent following the Closing; (C) shall have failed to satisfy Parent's customary employee background investigation; or (D) shall fail to be eligible to work in the United States.
(l)    Joinder Agreement. As of immediately before the Closing, Company Securityholders entitled to receive, in the aggregate, not less than ninety five percent (95%) of the Merger Consideration that is or may become payable to such Company Securityholders at the Effective Time, including the Significant Stockholders and all Required Employees (assuming for such purposes that the entire Escrow Fund is released to the Company Securityholders, without interest) shall have delivered to Parent a Joinder Agreement.
(m)    Warrant Cancellation Agreements. The Company shall have delivered to Parent the Warrant Cancellation Agreements duly executed by each Warrantholder.
(n)    Securities Restriction Agreement. The Key Stockholder shall have delivered to Parent the Securities Restriction Agreement duly executed by the Key Stockholder.
(o)    FIRPTA Certificate. The Company will have delivered to Parent, in a form reasonably satisfactory to Parent, a duly authorized and executed certificate stating that no interest in the Company is a United States real property interest within the meaning of Section 897 of the Code which certificate (and delivery thereof) will comply in all respects with the requirements set forth in Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h) and the Company shall have provided notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).
(p)    No Litigation. No Proceeding shall be pending or threatened in writing before (or that could come before) any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before (or that could come before) any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any of the transactions contemplated by this Agreement or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation.
(q)    Other Deliverables. The Company shall have delivered the following to Parent:
(i)    the Consideration Spreadsheet;
(ii)    the Holder Allocable Expense Certificate;
(iii)    the Indebtedness Certificate; and
(iv)    the Estimated Closing Statement; and
(v)    a certificate of good standing of the Company issued by the Secretary of State (or other appropriate office) of the state of the Company’s incorporation and certificates of good standing of the Company issued by the Secretary of State (or other appropriate office) of each of the jurisdictions set forth on Schedule 3.1.
(r)    Section 593(l) Report. Ultimate Parent shall have received a report in accordance with Section 593(l) of the Companies Act of 2006.
(s)    Dissenting Shares. Stockholders holding no more than two percent (2%) of the Company Stock shall have the right to exercise appraisal rights in accordance with the DGCL.
(t)    Release. Each of Fog Creek and Stack Exchange shall have delivered to Parent a Release in the form attached hereto as Exhibit L (the “Release”), duly executed by each of Fog Creek and Stack Exchange and the Release shall be in full force and effect and shall not have been revoked, rescinded or otherwise repudiated by Fog Creek or Stack Exchange.
(u)    Tax Indemnification Agreement. The Company shall have caused Fog Creek to deliver to Parent the Tax Indemnification Agreement in the form attached hereto as Exhibit M (the “Tax Indemnification Agreement”), duly executed by Fog Creek and the Tax Indemnification Agreement shall be in full force and effect and shall not have been revoked, rescinded or otherwise repudiated by Fog Creek.
(v)    Fog Creek Non-Solicitation Agreement. The Company shall have caused Fog Creek to deliver to Parent the Non-Solicitation Agreement in the form attached hereto as Exhibit N-1 (the “Fog Creek Non-Solicitation Agreement”), duly executed by Fog Creek and the Fog Creek Non-Solicitation Agreement shall be in full force and effect and shall not have been revoked, rescinded or otherwise repudiated by Fog Creek.
(w)    Stack Exchange Non-Solicitation Agreement. The Company shall have caused Stack Exchange to deliver to Parent the Non-Solicitation Agreement in the form attached hereto as Exhibit N-2 (the “Stack Exchange Non-Solicitation Agreement”), duly executed by Stack Exchange and the Stack Exchange Non-Solicitation Agreement shall be in full force and effect and shall not have been revoked, rescinded or otherwise repudiated by Stack Exchange.

(x)    Acknowledgment and Release. The Company shall have delivered to Parent an Acknowledgement and Release in the form attached hereto as Exhibit O (the “Acknowledgement and Release”), duly executed by each individual listed on Schedule 7.2(x).
7.3    Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:
(a)    Representations and Warranties. Each of the representations and warranties of Parent contained in this Agreement shall be true and correct in all material respects as of the Closing Date, as if made anew at and as of that time, except that (i) any representations and warranties which speak as to another date shall be true and correct in all material respects at and as of such date, and (ii) any representations and warranties that are qualified with respect to materiality or a Material Adverse Effect shall be true and correct in all respects.
(b)    Performance of Obligations of Parent. The covenants of Parent to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.
ARTICLE VIII
TERMINATION/EFFECTIVENESS
8.1    Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned prior to Closing:
(a)    by mutual written consent duly authorized by the Company Board and the board of directors of Parent (or a duly authorized committee thereof);
(b)    by either Parent or the Company, if the Closing shall not have occurred on or before April 10, 2017 or such other date that Parent and the Company may agree upon in writing (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose breach of this Agreement is the proximate cause of the failure of the Closing to occur on or before the Termination Date;
(c)    by either Parent or the Company, if any permanent injunction or other order of a Governmental Authority restraining, enjoining or otherwise prohibiting the consummation of the Merger shall have become final and nonappealable;
(d)    by Parent if: (i) the Company shall have breached any representation, warranty, covenant or agreement contained herein and such breach shall not have been cured within twenty (20) days after delivery to the Company of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and if not cured within the timeframe above and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 7.1(a) or Section 7.1(b) to be satisfied (provided that that the right to terminate this Agreement under this Section 8.1

(d) shall not be available if Parent is at that time in material breach of this Agreement); or (ii) a Material Adverse Effect on the Company shall have occurred;
(e)    by the Company, if Parent shall have breached any representation, warranty, covenant or agreement contained herein and such breach shall not have been cured within twenty (20) days after delivery to Parent of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and if not cured within the timeframe above and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 7.3(a) or Section 7.3(b) to be satisfied (provided that that the right to terminate this Agreement under this Section 8.1(e) shall not be available if the Company is at that time in material breach of this Agreement); or
(f)    by Parent, if the Stockholder Approval is not duly executed and delivered to Parent within one (1) hour after the execution of this Agreement;
8.2    Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall have no further force or effect, without Liability on the part of any party hereto or its Affiliates, except to the extent that Liability results from any prior fraud (with scienter), willful breach or intentional misrepresentation by a party of its representations, warranties or consents set forth in this Agreements. The provisions of Sections 8.2, 11.4, 11.5, 11.6, 11.9, 11.11, 11.13, 11.14, 11.15 and 11.16, and the Confidentiality Agreement, shall survive any termination of this Agreement and the termination of this Agreement shall not relieve any Person hereto from Liability in connection with any fraud (with scienter), willful breach or any intentional misrepresentation of such Person that occurred prior to such termination.
ARTICLE IX
SECURITYHOLDER REPRESENTATIVE
9.1    Designation and Replacement of Securityholder Representative. The parties have agreed that it is desirable to designate the Securityholder Representative as a representative to act on behalf of holders of the Common Shares for certain limited purposes, as specified herein. The parties have designated Fortis Advisors LLC, a Delaware limited liability company, as the initial Securityholder Representative and the true and lawful attorney-in-fact and exclusive agent of the Company Securityholders, and approval of this Agreement by the holders of Common Stock and Preferred Stock shall constitute ratification and approval of such designation. The Securityholder Representative may resign at any time, and the Securityholder Representative may be removed by the vote of Persons which collectively owned more than fifty percent (50%) of the Common Stock and Preferred Stock, voting together as a single class on an as converted basis, immediately prior to the Effective Time (the “Majority Holders”). In the event that a Securityholder Representative has resigned or been removed, a new Securityholder Representative shall be appointed by a vote of the Majority Holders, such appointment to become effective upon the written acceptance thereof by the new Securityholder Representative.
9.2    Authority and Rights of the Securityholder Representative; Limitations on Liability. The Securityholder Representative shall have such powers and authority as are necessary to carry out the functions assigned to it under this Agreement; provided, however, that the Securityholder

Representative shall have no obligation to act on behalf of the Stockholders except as expressly provided herein and for purposes of clarity, there are no obligations of the Securityholder Representative in any ancillary agreement, schedule, exhibit or the Schedules. Without limiting the generality of the foregoing, the Securityholder Representative shall have full power, authority and discretion to, after the Closing, (i) negotiate and enter into amendments to this Agreement for and on behalf of the Stockholders, (ii) give and receive notices and other communications relating to this Agreement and the transactions contemplated hereby, (iii) take or refrain from taking any actions (whether by negotiation, settlement, litigation or otherwise) to resolve or settle all matters and disputes arising out of or related to this Agreement and the transactions contemplated hereby, including any disputes related to the Closing Statement in accordance with, Section 2.15, and (iv) take all actions necessary or appropriate in the judgment of the Securityholder Representative for the accomplishment of the foregoing. All actions taken by the Securityholder Representative under this Agreement, the Escrow Agreement or the Securityholder Representative Engagement Agreement shall be binding upon each Company Securityholder and such Company Securityholder’s successors as if expressly confirmed and ratified in writing by such Company Securityholder, and all defenses which may be available to any Company Securityholder to contest, negate or disaffirm the action of the Securityholder Representative taken in good faith under this Agreement, the Escrow Agreement or the Securityholder Representative Engagement Agreement are waived. The Securityholder Representative shall be entitled to: (i) rely upon the Consideration Spreadsheet, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Company Securityholder or other party. The powers, immunities and rights to indemnification granted to the Securityholder Representative Group hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Company Securityholder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Company Securityholder of the whole or any fraction of his, her or its interest in the Escrow Fund. Certain Company Securityholders have entered into an engagement agreement (the “Securityholder Representative Engagement Agreement”) with the Securityholder Representative to provide direction to the Securityholder Representative in connection with its services under this Agreement, the Escrow Agreement and the Securityholder Representative Engagement Agreement (such Company Securityholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Securityholder Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Securityholder Representative Group”) shall have any liability to Parent, the Company or any Securityholder with respect to actions taken or omitted to be taken in their capacity as the Securityholder Representative or member of the Advisory Group, as applicable. The Securityholder Representative shall at all times be entitled to rely on any directions received from the Majority Holders. The Securityholder Representative shall be entitled to engage such counsel, experts and other agents and consultants as it shall deem necessary in connection with exercising its powers and performing its function hereunder and (in the absence of bad faith on the part of the Securityholder Representative) shall be entitled to conclusively rely on the opinions and advice of such Persons. All expenses of the Securityholder Representative incurred subsequent to the Closing in connection with the powers and duties outlined in this Section 9.2 shall be payable from the Fund Account first and, if those expenses exceed the balance of that account, the Company Securityholders will indemnify, severally and not jointly in accordance with each Company Securityholder’s Pro

Rata Share, defend and hold harmless the Securityholder Representative Group from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs judgments, amounts paid in settlement and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment and in connection with seeking recovery from insurers) (collectively, “Representative Losses”) arising out of or in connection with the Securityholder Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Securityholder Representative, the Securityholder Representative will reimburse the Company Securityholders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Securityholder Representative by the Company Securityholders, any such Representative Losses may be recovered by the Securityholder Representative from (i) the funds in the Fund Account and (ii) the amounts in the Escrow Account at such time as remaining amounts would otherwise be distributable to the Company Securityholders; provided, that while this Section 9.2 allows the Securityholder Representative to be paid from the aforementioned sources of funds, this does not relieve the Company Securityholders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Securityholder Representative from seeking any remedies available to it at law or otherwise. In no event will the Securityholder Representative be required to advance its own funds or incur any financial liability on behalf of the Company Securityholders or otherwise. Furthermore, the Securityholder Representative shall not be required to take any action unless the Securityholder Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Securityholder Representative against the costs, expenses and liabilities which may be incurred by the Securityholder Representative in performing such actions. The Company Securityholders acknowledge and agree that the foregoing indemnities and immunities will survive the resignation or removal of the Securityholder Representative or any member of the Advisory Group and the Closing and/or the termination of this Agreement or the Escrow Agreement.
ARTICLE X
INDEMNIFICATION
10.1    Survival of Representations, Warranties and Covenants. All representations, warranties, covenants, and agreements of the Company, Parent, Ultimate Parent and Merger Sub made in this Agreement shall survive the Closing, subject to the following provisions of this Section 10.1. If the Merger is consummated, the right to bring a claim relating to any Representation Breach (including any Third Party Claim relating to a Representation Breach) shall survive the Closing, regardless of any investigation or disclosure made by or on behalf of or knowledge obtained by any of the parties to this Agreement, until 11:59 pm Pacific time on the date that is eighteen (18) months following the Closing Date (the “General Claims Expiration Time”), at which point such representations, warranties and certifications shall terminate and be of no further force and effect; provided, however, that (i) the right to bring a claim for breach of any of the representations and warranties of the Company contained in Section 3.19 (Intellectual Property) and any corresponding representations, warranties or certifications of the Company contained in any certificate required to be delivered by the Company to Parent pursuant to any provision of this Agreement regarding such representations and warranties (the “IP Representations”) (including any Third Party Claim relating to any IP Representation) shall survive the Closing, regardless of any investigation made by or on behalf of or knowledge obtained by any of the parties to this Agreement, until 11:59 pm Pacific time on the date that is thirty-six (36) months following the Closing Date (the “IP Claims Expiration Time”), at which point such representations, warranties and certifications shall terminate and be of no further force and effect, and (ii) the right to bring a claim for breach of any of the representations and warranties of the Company contained in the Fundamental Representations and any corresponding representations, warranties and certifications of the Company contained in any certificate required to be delivered by the Company to Parent pursuant to any provision of this Agreement regarding such Fundamental Representations (including any Third Party Claim relating to any Fundamental Representation) shall survive the Closing, regardless of any investigation made by or on behalf of or knowledge obtained by any of the parties to this Agreement, until the expiration of the applicable statute of limitations with respect to the underlying subject matter of such representations, warranties and certifications (which, for clarity, is not the Delaware extended breach of contract statute of limitations) (the “Fundamental Rep Claims Expiration Time”), at which point such representations, warranties and certifications shall terminate and be of no further force and effect. The right to bring any claim for indemnification that is made pursuant to Sections 10.2(a)(iv) through 10.2(a)(iv) (including any Third Party Claim relating to any of the matters specified in Sections 10.2(a)(iv) through 10.2(a)(iv)), regardless of any investigation made by or on behalf of or knowledge obtained by any of the parties to this Agreement, or arising out of any fraud (with scienter), willful breach or intentional misrepresentation, will remain operative and in full force and effect until the expiration of the applicable statute of limitations with respect to the underlying subject matter of such claim (which, for clarity, is not the Delaware extended breach of contract statute of limitations) (the “Special Claims Expiration Time”). No right to indemnification pursuant to Article X in respect of (A) any claim for which a Claim Certificate or Third Party Claim Notice is provided to the Securityholder Representative pursuant to Section 10.3 prior to the General Claims Expiration Time, the IP Claims Expiration Time, the Fundamental Rep Claims Expiration Time, or the Special Claims Expiration Time, as applicable, shall be affected by the expiration of such representations and warranties, which representations and warranties shall survive until the resolution of such claims, but solely with respect to such claims. It is the express intent of the parties that, if an applicable survival period as contemplated by this Article X is shorter than the statute of limitations that would otherwise have been applicable to a relevant claim under applicable Law, then, by contract, the period during which a party may assert such claim shall be limited to the survival period contemplated hereby. If the Merger is consummated, the representations and warranties of Parent, Ultimate Parent and Merger Sub contained in this Agreement and the other certificates contemplated hereby shall expire and be of no further force or effect as of the Closing.
10.2    Indemnification.
(a)    From and after the Closing, subject to the limitations and procedures set forth in this Agreement, the Company Securityholders shall, severally and not jointly in accordance with each Company Securityholder’s Pro Rata Share, hold harmless and indemnify Parent and its Subsidiaries (including the Surviving Corporation), and each of their respective Affiliates, officers, directors, employees, equityholders, partners and members (collectively, the “Parent Indemnified

Parties”) from and against, and shall compensate and reimburse each of the Parent Indemnified Parties for, any and all Losses, whether or not due to a third-party claim, in each case, directly or indirectly arising out of, resulting from, or in connection with:
(i)    any failure of any representation or warranty made by the Company in this Agreement (as modified by the Schedules hereto (including any exhibit or schedule to such Schedules)) to be true and correct as of the date hereof and as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties which by their terms speak only as of a specific date or dates (including the date of this Agreement), which representations and warranties shall be true and correct as of such date);
(ii)    any failure of any certification, representation or warranty made by the Company in any certificate required to be delivered to Parent pursuant to any provision of this Agreement to be true and correct as of the date such certificate is delivered to Parent (collectively with Section 10.2(a)(i), “Representation Breaches”);
(iii)    any breach, violation or default by the Company of any covenant, agreement or obligation of the Company in this Agreement to the extent such breach, violation or default occurs at or prior to the Closing;
(iv)    any inaccuracies in the Consideration Spreadsheet,
(v)    any Pre-Closing Taxes not accurately reflected as Estimated Pre-Closing Taxes on the Estimated Closing Statement;
(vi)    any Securityholder-Related Claim;
(vii)    any Losses relating to or arising out of any “excess parachute payments” within the meaning of Section 280G of the Code, relating to Section 409A of the Code or relating to Section 83 of the Code;
(viii)    any payments required to be paid or any reasonable out-of-pocket costs incurred with respect to Dissenting Shares to the extent that such payments, in the aggregate, exceed the amount of the payments that otherwise would have been payable pursuant to Section 2.5 upon the exchange of such Dissenting Shares;
(ix)    any fraud (with scienter), willful breach or intentional misrepresentation by or on behalf of the Company, including by any representative of the Company, in connection with this Agreement, the Merger or the other transactions contemplated hereby;
(x)    any Holder Allocable Expenses, Company Cash or Company Indebtedness not accurately reflected on the Closing Statement and not otherwise satisfied pursuant to Section 2.15(d), and any portion of any Post-Closing Adjustment owed to Parent and not otherwise satisfied pursuant to Section 2.15(d);
(xi)    any matter disclosed in Schedule 10.2(a); and

(xii)    subject to Section 10.3(b) and the other limitations set forth in this Article X, any third party Proceeding, claim or other proceeding (or threat thereof) against any Parent Indemnified Party (including the Surviving Corporation) following the Closing, including the costs of defending against, investigating, negotiating, settling and enforcing any such third party claims, if the facts and circumstances alleged in third party Proceeding would give the Parent Indemnified Parties a right to indemnification under Section 10.2(a)(i) – (xi) assuming such facts and circumstances were factually accurate (each, a “Third Party Claim”)
(b)    No Company Securityholder (including any officer or director of the Company) shall have any right of contribution, indemnification or right of advancement from the Surviving Corporation or Parent with respect to any Losses claimed by a Parent Indemnified Party.
10.3    Claims for Indemnification; Resolution of Conflicts.
(a)    Procedure for Claims Other than Third Party Claims.
(i)    In the event that a Parent Indemnified Party may have a right to indemnification under this Article X, then Parent (on behalf of such Parent Indemnified Party) may seek recovery by promptly delivering to the Securityholder Representative a certificate (a “Claim Certificate”) (it being understood that any such Claim Certificate relating to a Third Party Claim shall be subject to Section 10.3(b) and any Claim Certificate relating to a Tax Contest shall be subject to Section 5.13(e)) (i) stating that a Parent Indemnified Party has suffered, incurred, sustained or accrued, or reasonably anticipates that it may suffer, incur, sustain or accrue, Losses, and (ii) specifying in reasonable detail the basis for the claim(s), as well as the Losses relating thereto (which, if not determinable at such time, may be a reasonable good faith estimate thereof) (the aggregate amount of such Losses in a Claim Certificate being referred to as the “Claimed Amount”); provided, however, that the failure to so notify the Securityholder Representative shall not affect the Parent Indemnified Parties’ rights to indemnification hereunder except to the extent that the Company Securityholders are actually and materially prejudiced by such failure. The Securityholder Representative shall have thirty (30) days after receipt of a Claim Certificate to deliver to Parent a certificate (an “Objection Certificate”), pursuant to which the Securityholder Representative shall, on behalf of the Company Securityholders: (A) agree that the Parent Indemnified Party is entitled to receive all of the Claimed Amount (in which case, the Escrow Agent shall pay to Parent from the Indemnity Escrow Amount an amount equal to the Claimed Amount or the applicable portion thereof as determined by Parent, and, to the extent the Claimed Amount is to be recovered in-whole or in-part directly from the Company Securityholders, each Company Securityholder shall promptly, and in no event later than thirty (30) days following the delivery of the Objection Certificate to Parent, pay to Parent an amount equal to the product of (x) such Company Securityholder’s Pro Rata Share, multiplied by (y) the portion of the Claimed Amount to be recovered directly from Company Securityholders), (B) agree that the Parent Indemnified Party is entitled to receive part, but not all, of the Claimed Amount (the “Agreed Amount”) (in which case, the Escrow Agent shall pay to Parent from the Indemnity Escrow Amount an amount equal to the Agreed Amount or the applicable portion thereof as determined by Parent, and, to the extent the Agreed Amount is to be recovered in-whole or in-part directly from the Company Securityholders, each Company Securityholder shall promptly, and in no event later than thirty (30) days following the delivery of the Objection Certificate to Parent, pay to Parent an amount equal to the product of (x) such Company Securityholder’s Pro Rata Share, multiplied by (y) the portion of the Agreed Amount to be recovered directly from Company Securityholders), and/or (C) contest that the Parent Indemnified Party is entitled to receive any of, or part of, the Claimed Amount and specify, in reasonable detail, any objections to the claims in such Claim Certificate or the Claimed Amount. If the Securityholder Representative fails to deliver an Objection Certificate within thirty (30) days after receipt of a Claim Certificate, then the Securityholder Representative shall be deemed, for and on behalf of the Company Securityholders, to agree that the Parent Indemnified Party is entitled to receive all of the Claimed Amount (which deemed agreement shall be deemed final, binding and conclusive with respect to all of the Company Securityholders) (in which case, the Escrow Agent shall pay to Parent from the Indemnity Escrow Amount an amount equal to the Claimed Amount or the applicable portion thereof as determined by Parent, and, to the extent the Claimed Amount is to be recovered in-whole or in-part directly from the Company Securityholders, each Company Securityholder shall promptly, and in no event later than sixty (60) days following the delivery of the Claim Certificate to the Securityholder Representative, pay to Parent an amount equal to the product of (x) such Company Securityholder’s Pro Rata Share, multiplied by (y) the portion of the Claimed Amount to be recovered directly from Company Securityholders).
(b)    Third Party Claims.
(i)    In the event that Parent becomes aware of a Third Party Claim, Parent shall promptly deliver a Claim Certificate to the Securityholder Representative along with a copy of such claim if available (collectively, the “Third Party Claim Notice”), and the Securityholder Representative shall (1) have all rights with respect to such Third Party Claim Notice as it would with respect to any other Claim Certificate under Section 10.3(a) and the provisions of Section 10.3(c) shall apply mutatis mutandis to such Third Party Claim Notice and (2) be entitled on behalf of the Company Securityholders, at its sole option and expense, to participate in, but not to determine, conduct or dictate any portion of the strategy related to, the defense of such Third Party Claim; provided, however, that, for the sake of clarity, it is agreed that the Securityholder Representative shall not have the ability, without the prior written consent of Parent, to petition, make any motion to, or take any other procedural action in connection with such Third Party Claim by or before, any Governmental Authority. The failure to so notify the Securityholder Representative shall not relieve the Company Securityholders of any Liability, except to the extent the Securityholder Representative demonstrates that the defense of such Third Party Claim is actually and materially prejudiced thereby. All Losses suffered, incurred, sustained or accrued in connection with the defense, investigation or settlement of any such Third Party Claim, regardless of the outcome of such claim, shall be deemed to be Losses hereunder (collectively, “Third Party Costs”), subject to the following limitations (and all other limitations set forth in this Agreement), all of which are cumulative:
(A)    One hundred percent (100%) of all Third Party Costs suffered, incurred, sustained or accrued in connection with the defense, investigation or settlement of any Third Party Claim relating to Representation Breaches (or alleged Representation Breaches) up to a maximum aggregate amount of Five Million Dollars ($5,000,000.00) shall be deemed to be Losses hereunder and the Company Securityholders shall indemnify the Parent Indemnified Parties for all such Third Party Costs; thereafter, eighty percent (80%) of Third Party Costs relating to

Representation Breaches (or alleged Representation Breaches) in excess of such Five Million Dollars ($5,000,000.00) threshold shall be deemed to be Losses hereunder and the Company Securityholders shall indemnify the Parent Indemnified Parties for such portion of such Third Party Costs; provided, that if it is ultimately determined pursuant to Section 10.3(c) that such Third Party Claim arises from an actual Representation Breach, the limitation in the preceding clause shall not apply and one hundred (100%) of the Third Party Costs incurred in connection with such Third Party Claim shall be deemed to be Losses hereunder and the Company Securityholders shall indemnify the Parent Indemnified Parties for all such Third Party Costs.
(B)    For the avoidance of doubt, the recovery by Parent of all Third Party Costs shall be subject to all other limitations on liability set forth in this Agreement.
Parent shall have the right in its sole discretion to conduct the defense of, and to settle, any Third Party Claim; provided, however, that Parent shall seek the Securityholder Representative’s consent (not to be unreasonably conditioned, withheld or delayed) prior to settling any Third Party Claim; provided, further, that the consent of the Securityholder Representative with respect to any settlement of any such Third Party Claim shall be deemed to have been given unless the Securityholder Representative shall have objected within thirty (30) days after a written request for such consent by the Parent Indemnified Person. In the event that the Securityholder Representative has consented to or deemed to have consented to any settlement, the Company Securityholders shall have no power or authority to object under any provision of this Article X to the amount of such settlement. Neither the Securityholder Representative nor any Company Securityholder may settle or compromise any such Third Party Claim without the prior written consent of the relevant Parent Indemnified Party(ies). This Section 10.3(b) shall not apply to any matters involving Taxes, which shall be governed exclusively by Section 5.13.
(c)    Resolution of Conflicts.
(i)    In case the Securityholder Representative shall timely deliver an Objection Certificate, then for a period of thirty (30) days after delivery of such Objection Certificate, the Securityholder Representative and Parent shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims or amounts objected to in the Objection Certificate. Either party may, but shall not be obligated to, initiate non-binding mediation of the dispute with the assistance of a neutral arbitrator belonging to and under the rules of the CPR Institute for Dispute Resolution. The party requesting the mediation shall arrange for mediation services, subject to the approval of the other party, which shall not be unreasonably withheld. Mediation shall take place in San Francisco, California USA during reasonable business hours and upon reasonable advance notice. Mediation may be scheduled to begin at any time, but with at least ten (10) Business Days’ written notice to all parties. If one party initiates mediation, the parties (A) shall participate in the mediation in good faith and shall commit reasonable time and energy to the mediation so as to promptly resolve the dispute or conclude that they cannot resolve the dispute and (B) shall not pursue other remedies while such mediation is proceeding. If the Securityholder Representative and Parent should so agree (whether by mediation or otherwise), a memorandum setting forth such agreement shall be prepared and signed by both parties, in which case, the Escrow Agent shall pay to Parent from the Indemnity Escrow Amount an amount equal to the amount set forth in such agreement or the applicable portion thereof as determined by Parent, and, to the extent the amount set forth in such agreement is to be recovered in-whole or in-part directly from the Company Securityholders, each Company Securityholder shall promptly, and in no event later than thirty (30) days following the date of such agreement, pay to Parent an amount equal to the product of (x) such Company Securityholder’s Pro Rata Share, multiplied by (y) the portion of the amount set forth in such agreement to be recovered directly from the Company Securityholders.
(ii)    Should Parent and the Securityholder Representative be unable to agree as to any particular item or items or amount or amounts specified in an Objection Certificate within the time periods specified in Section 10.3(c)(i), then the Parent Indemnified Party shall be permitted to submit such dispute to a court of competent jurisdiction in accordance with Section 11.13. Upon resolution of such dispute, or receipt of a final non-appealable order or determination from a court of competent jurisdiction setting forth the resolution of such dispute, then, the Escrow Agent shall pay to Parent from the Indemnity Escrow Amount an amount equal to the Losses so determined or the applicable portion thereof as determined by Parent, and, to the extent the amount of Losses so determined are to be recovered in-whole or in-part directly from the Company Securityholders, each Company Securityholder shall promptly, and in no event later than thirty (30) days following the date of such, pay to Parent an amount equal to the product of (x) such Company Securityholder’s Pro Rata Share, multiplied by (y) the portion of the amount of Losses so determined to be recovered directly from the Company Securityholders.
(d)    From and after the Closing, the Company Securityholders agree that, subject to the other provisions of this Article X, the Indemnity Escrow Amount shall be available to indemnify, defend and hold harmless the Parent Indemnified Parties from and against any and all Losses in respect of which such Parent Indemnified Parties may be indemnified, defended or held harmless under this Article X and under Section 2.15(d).
(e)    Any amounts remaining in the Escrow Account on the Indemnity Escrow Initial Release Date less the sum of: (i) the Special Escrow Amount; plus (ii) any amount specified in any unresolved Claim Certificates or Objection Notices, as applicable, (the “Indemnity Escrow Initial Release Amount”)), shall be released no later than the fifth (5th) Business Day following such date (the “Initial Payment Date”). On the Initial Payment Date, the Paying Agent shall deliver to each Vested Stockholder and Warrantholder, such Vested Stockholder’s and Warrantholder’s Pro Rata Share of the Indemnity Escrow Initial Release Amount payable on the Initial Payment Date and shall pay to the Surviving Corporation’s payroll agent for the benefit of the Eligible Optionholders, each Eligible Optionholder’s Pro Rata Share of the Indemnity Escrow Initial Release Amount payable on the Initial Payment Date. Any amounts remaining in the Escrow Account on the Indemnity Escrow Final Release Date (less any amount specified in any unresolved claims), shall be released no later than the fifth (5th) Business Day following such date (the “Final Payment Date”). On the Final Payment Date, the Paying Agent shall deliver to each Vested Stockholder and Warrantholder, such Vested Stockholder’s and Warrantholder’s Pro Rata Share of the then remaining Indemnity Escrow Amount payable on the Final Payment Date and shall pay to the Surviving Corporation’s payroll agent for the benefit of the Eligible Optionholders, each Eligible Optionholder’s Pro Rata Share of the then remaining Indemnity Escrow Amount payable on the Final Payment Date. Following resolution of all claims, the Paying Agent shall deliver to each

Vested Stockholder and Warrantholder, such Vested Stockholder’s and Warrantholder’s Pro Rata Share of any remaining portion of the Indemnity Escrow Amount and shall pay to the Surviving Corporation’s payroll agent for distribution to the Eligible Optionholders, each Eligible Optionholder’s Pro Rata Share of any remaining portion of the Indemnity Escrow Amount.
10.4    Limitations on Indemnification Liability. Any claims a Parent Indemnified Party makes under this Article X will be limited as follows:
(a)    Following the Closing, the right to be indemnified pursuant to this Article X shall be the sole and exclusive remedy of the Parent Indemnified Parties with respect to the subject matter of this Agreement; provided, however, that: (i) the Parent Indemnified Parties shall have the right to seek equitable remedies; (ii) there shall be no limitation on the Parent Indemnified Parties’ right to pursue claims against a Company Securityholder for that Company Securityholder’s commission of fraud (with scienter), willful breach or intentional misrepresentation; and (iii) nothing in this Agreement shall limit any Parent Indemnified Parties rights under any other agreement entered into in connection with this Agreement other than with respect to any schedules or certificates delivered pursuant to this Agreement.
(b)    No claim shall be made in respect of a Representation Breach or for any Third Party Claim relating to a Representation Breach (“Representation Claims”) unless the cumulative amount of Losses suffered, sustained, incurred or accrued by the Parent Indemnified Parties for Representation Claims exceed One Million Two Hundred Seventy Five Thousand Dollars ($1,275,000.00) (the “Basket”), and then the Parent Indemnified Parties shall be entitled to recover the entire amount of such Losses (not just the excess); provided, that any claims arising out of, resulting from or in connection with any fraud (with scienter), willful breach or intentional misrepresentation or any breaches of Fundamental Representations shall not be subject to the Basket and shall not be included in the determination of whether the Basket has been reached.
(c)    If the Merger is consummated, recovery from the Indemnity Escrow Amount shall be the sole and exclusive remedy for the Parent Indemnified Party for General Claims. With respect to any claims arising out of, resulting from or in connection with: (A) any fraud (with scienter), willful breach or intentional misrepresentation by or on behalf of the Company, including by any representative of the Company; (B) the matters listed in clauses (iii) through (xi) of Section 10.2(a) (including any Third Party Claim relating to the matters listed in clauses (iii) through (xi) of Section 10.2(a)); (C) any Fundamental Representation (including any Third Party Claim relating to any Fundamental Representation) (the matters set forth in the foregoing subclauses (A), (B) and (C), collectively, the “Special Claims”); and (D) any IP Representation (including any Third Party Claim relating to any IP Representation) (the “IP Claims”), after Parent Indemnified Parties are entitled to recover the entire Indemnity Escrow Amount (after taking into account all other amounts the Parent Indemnified Parties are entitled to recover from the Indemnity Escrow Amount), each Company Securityholder shall be liable for such Company Securityholder’s Pro Rata Share of the amount of any Losses resulting from a Special Claim or IP Claim. In addition, (x) each Company Securityholder’s liability for all Losses resulting from IP Claims (including any Third Party Costs relating to any Third Party Claim alleging facts and circumstances that, if true, would give rise to an IP Claim), in the aggregate, shall be limited to such Company Securityholder’s Pro Rata Share of the IP Cap; and (y) each Company Securityholder’s aggregate liability under this Agreement or otherwise in connection with the transactions contemplated hereby shall be limited to the Merger Consideration payable to such Company Securityholder solely in respect of such Company Securityholder’s Vested Securities (inclusive of any amounts paid to such Company Securityholder from the Indemnity Escrow Amount) except in the case of fraud (with scienter), willful breach or intentional misrepresentation committed by such Company Securityholder. Any amounts that the Parent Indemnified Parties recover from the Indemnity Escrow Amount pursuant to Special Claims shall not reduce the amount that the Parent Indemnified Parties may recover from the Company Securityholders with respect to General Claims; provided that any such General Claim is brought prior to the applicable expiration time set forth in Section 10.1 and subject to the other limitations contained in this Agreement. By way of illustration and not limitation, assuming there are no other claims for indemnification in the event that Losses resulting from a Special Claim are first satisfied from the Indemnity Escrow Amount and such recovery partially or fully depletes the Indemnity Escrow Amount, the maximum amount recoverable by the Parent Indemnified Parties pursuant to a subsequent claim that is a General Claim shall continue to be the full dollar value of the Indemnity Escrow Amount, such that the amount recoverable for such two claims would be the same regardless of the chronological order in which they were made, but in all cases subject to the other limitations contained in this Agreement.
(d)    All indemnifiable Losses of a Parent Indemnified Party shall be calculated net of any proceeds actually recovered by such Parent Indemnified Party under any applicable insurance coverage (in each case, calculated net of any actual collection costs and reserves, expenses, deductibles or premium adjustments or retrospectively rated premiums (as determined in good faith by such Parent Indemnified Party) incurred or paid to procure such recoveries) in respect of any Losses suffered, paid, sustained or incurred by any Parent Indemnified Party; provided, that no Parent Indemnified Party shall have any affirmative duty to seek or obtain or continue to pursue any such recoveries.
(e)    Notwithstanding any other provision of this Agreement, in no event will any Company Securityholder be liable for any other Company Securityholder’s breach of such other Company Securityholder’s representations, warranties, covenants, or agreements contained in any Joinder Agreement, Letter of Transmittal, Stockholder Written Consent, Warrant Cancellation Agreement or other ancillary agreement hereto to which such other Company Securityholder is a party.
(f)    Notwithstanding anything contained in this Agreement to the contrary, no Parent Indemnified Party may recover duplicative Losses in respect of a single set of facts or circumstances under more than one representation or warranty in this Agreement or any other agreement executed in connection with this Agreement regardless of whether such facts or circumstances would give rise to a breach of more than one representation or warranty in this Agreement or any other agreement executed in connection with this Agreement.
(g)    Notwithstanding any other provision of this Agreement, the Company Securityholders shall not have any liability or indemnification obligation for any Taxes of the Company (i) resulting from any election made under Section 338 of the Code with respect to the

Merger, (ii) for breaches of any representation or warranty contained in Section 3.13 with respect to any taxable period (or portion thereof) beginning after the Closing Date, other than the representations and warranties contained in Sections 3.13(f) and (l) or any interest or penalties accruing in a taxable period beginning after the date hereof which relate to Taxes for a Pre-Closing Tax Period, (iii) resulting from any action taken by Parent or the Company after the Closing on the Closing Date, other than any actions contemplated by this Agreement or the other agreements entered into in connection with this Agreement or (iv) the ability of Parent, the Surviving Corporation or any of their Affiliates to utilize any Tax asset or Tax attribute (e.g., net operating loss carryforward or Tax credit carryforward) in any Tax period or portion thereof (including any Straddle Period) commencing after the Effective Time.
(h)    All indemnifiable Losses of a Parent Indemnified Party arising from Item 1 of Schedule 10.2(a) shall be calculated net of any proceeds actually recovered by such Parent Indemnified Party under the Tax Indemnification Agreement. The Parent Indemnified Parties shall use commercially reasonable efforts to seek or obtain recoveries of such Losses pursuant to the Tax Indemnification Agreement before recourse is sought against the Indemnity Escrow Amount and/or the Company Securityholders pursuant to the terms of this Agreement; provided, however, that no Parent Indemnified Party shall have an affirmative duty to participate in, or otherwise be subject to, any liquidation, dissolution or insolvency involving Fog Creek or any federal or state bankruptcy, reorganization, receivership, insolvency or other similar Proceeding involving Fog Creek or its creditors.
(i)    Notwithstanding any other provision of this Agreement to the contrary, but subject to all other limitations of this Agreement, following the General Claims Release Date, unless otherwise consented to by the Securityholder Representative only indemnifiable Losses arising from Item 1 of Schedule 10.2(a) shall be recoverable from amounts remaining in the Escrow Fund (it being understood that nothing in this Section10.4(i) limits the Company Securityholders’ liability or the Parent Indemnified Parties’ rights under this Article X.
10.5    Materiality. For purposes of determining the amount of Losses arising from a breach of or inaccuracy in any representation or warranty of the parties in this Agreement (but not for purposes of determining whether any such breach or inaccuracy occurred), limitations or qualifications as to dollar amount, materiality or Material Adverse Effect (or similar concept) set forth in such representation, warranty, covenant or obligation shall be disregarded.
10.6    Base Merger Consideration Adjustment. For all Tax purposes, amounts paid to or on behalf of any party as indemnification under this Agreement shall be treated as adjustments to the Base Merger Consideration, unless otherwise required by applicable Law.
ARTICLE XI
MISCELLANEOUS
11.1    Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or agree to an amendment or modification to this Agreement by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.
11.2    Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given to the parties at the following addresses (or at such other address for a party as shall be specified by like notice or, if specifically provided for elsewhere in this Agreement, by email) (a) when delivered in person, (b) five (5) days after posting in the United States mail having been sent registered or certified mail return receipt requested, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) sent via facsimile or electronic mail; provided that with respect to notices delivered to the Securityholder Representative, such notices must be delivered solely via facsimile or electronic mail:
(a)    If to Parent, Ultimate Parent or Merger Sub (or, after the Closing, the Company or Surviving Corporation), to:
Atlassian, Inc.
1098 Harrison St
San Francisco, CA 94103
Attention: Thomas Kennedy
Email: tkennedy@atlassian.com
with copies to:

Goodwin Procter LLP
135 Commonwealth Drive
Menlo Park, CA 94025
Attention: Anthony McCusker
Email: amccusker@goodwinlaw.com
Facsimile: 650-618-1824
If to the Company prior to the Closing, to:
Trello, Inc.
55 Broadway, 25th Floor
New York, NY 10006
Attention: Brian Schmidt
Telephone: 844-873-5561
Email: bs@trello.com

with copies to:

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
220 West 42nd Street, 17th Floor
New York, NY 10036
Attention: Steven Baglio
Telephone: (212) 730-8133
Email: sbaglio@gunder.com
If to the Securityholder Representative, to:

Fortis Advisors
Attention: Notice Department
Telephone: (858) 408-1843
Email: notices@fortisrep.com

or to such other address or addresses as the parties may from time to time designate in writing.
11.3    Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties; provided, however, that Parent, Ultimate Parent and Merger Sub each may assign this Agreement and any or all rights or obligations hereunder (including, without limitation, Parent’s rights to seek indemnification hereunder) to (i) any Affiliate of Ultimate Parent or (ii) as collateral to any lender of Parent, Ultimate Parent, Merger Sub, the Company or the Surviving Corporation or any of their respective Affiliates; provided that no such assignment shall relieve Parent, Ultimate Parent or Merger Sub of any obligation hereunder. Upon any such assignment by Parent, Ultimate Parent or Merger Sub, the references in this Agreement to Parent, Ultimate Parent or Merger Sub shall also apply to any such assignee unless the context otherwise requires. Any purported assignment without such prior written consent or as otherwise permitted by the terms of this Section 11.13 shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.
11.4    Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing, (i) in the event the Closing occurs, the past, present and future officers and directors of the Company shall be intended third-party beneficiaries of, and shall be entitled to the protections of, Section 5.12, as applicable, and (ii) the officers, directors, employees, incorporators, stockholders, partners, members, Affiliates, agents, advisors and representatives of the parties, and any Affiliate of any of the foregoing, are intended third-party beneficiaries of, and may enforce, Section 11.16.
11.5    Expenses. Except as provided herein, each party hereto shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants.

11.6    Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.
11.7    Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
11.8    Construction.
(a)    Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.
(b)    References to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.
(c)    References to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.
(d)    The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.
(e)    Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.
(f)    All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.
(g)    A reference the Company in this Agreement include the Company’s predecessors, successors and permitted assigns.
11.9    Entire Agreement. This Agreement (together with the Schedules and Exhibits hereto) and that certain Mutual Non-Disclosure Agreement, dated as of September 14, 2016, between Parent and the Company (the “Confidentiality Agreement”) constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby; provided, however, that this provision shall in no way limit a party’s rights against any other party in connection with fraud (with scienter), willful breach or intentional misrepresentation.

11.10    Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the Stockholders of the Company shall not restrict the ability of the Company Board to terminate this Agreement in accordance with Section 8.1 or to cause the Company to enter into an amendment to this Agreement pursuant to this Section 11.10 to the extent permitted under the DGCL.
11.11    Publicity. All press releases or other public communications of any nature whatsoever relating to this Agreement or the transactions contemplated hereby, and the method of the release for publication thereof, shall be subject to the prior approval of Parent; provided, however, that nothing herein will prohibit any Person from issuing or causing publication of any such press release or public announcement to the extent that such disclosure is upon advice of counsel required by Law, use reasonable efforts to allow the other parties reasonable time to comment on such release or announcement in advance of its issuance.
11.12    Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.
11.13    Jurisdiction. Any Proceeding or action arising out of or relating to this Agreement or the transactions contemplated hereby may be brought in any state court of the State of Delaware (or, if no such court shall be available, any Federal court sitting in the State of Delaware), and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Proceeding or action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Proceeding or action shall be heard and determined only in any such court, and agrees not to bring any Proceeding or action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action, suit or Proceeding brought pursuant to this Section 11.13.
11.14    Service of Process. For purposes of this Agreement, each of the parties hereto hereby (i) consents to service of process in any legal action, suit or Proceeding among the parties to this Agreement arising in whole or in part under or in connection with the negotiation, execution and performance of this Agreement in any manner permitted by Delaware Law, (ii) agrees that service of process made in accordance with this Section 11.14 or made by registered or certified mail, return receipt requested, or via facsimile or email, in each case at its address specified pursuant to Section 11.2, will constitute good and valid service of process in any such legal action, suit or Proceeding and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such legal action, suit or Proceeding any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process.
11.15    Specific Performance and Remedies. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement (without any requirement to post any bond or other security in connection with seeking such relief), in addition to any other remedy to which any party is entitled at law or in equity, exclusively in any state court of the State of Delaware (or, if no such court shall be available, any Federal court sitting in the State of Delaware). The parties hereto agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by the Company, on the one hand, and to prevent or restrain breaches of this Agreement by Parent, Ultimate Parent or Merger Sub, on the other hand, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the parties under this Agreement. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.
11.16    No Reliance on Forward Looking Statements. Parent acknowledges that the Company is not, and will not be, making any representations and warranties with respect to, and Parent is not, and will not be, relying on, any projections or forecasts of future revenue, future results of operations or future financial condition of the Company.
11.17    Plan of Merger. The identification of the parties in the introductory paragraph and the recital hereto, the portions of this Agreement and the Exhibits and Schedules hereto that set forth the terms and conditions of the Merger and the manner and basis of converting the Company Stock into cash and Ultimate Parent Shares constitute the plan of merger required under Section 251 of the DGCL (the “Plan of Merger”), any of the terms of the Plan of Merger may be made dependent upon facts ascertainable outside of the Plan of Merger, provided that the manner in which such facts shall operate upon the terms of the Merger is clearly and expressly set forth in the Plan of Merger. Accordingly, the Plan of Merger shall not include any disclosure schedule, other schedule or agreement entered into in connection herewith or any portion thereof unless specifically identified as part of the Plan of Merger approved by the Company Board for submission to the Stockholders. Without limitation of the foregoing, any portion of this Agreement, any Exhibit or any Schedule hereto or agreement entered into in connection herewith and otherwise part of the Plan of Merger may be redacted by the Company, prior to submission to a Stockholder vote, as necessary to prevent public disclosure of facts ascertainable outside of the Plan of Merger that (1) the Company considers competitively sensitive information of the Company, Parent, Ultimate Parent or Merger Sub; or (2) that identifies any current or former employee or consultant of the Company; provided that the manner in which such redacted facts shall operate upon the terms of the Merger is clearly and expressly set forth in the unredacted portions of such documents.
11.18    Consent to Representation; Conflict of Interest. If the Securityholder Representative so desires, acting on behalf of the Company Securityholders and without the need for any consent or waiver by Company, Parent, Ultimate Parent or Merger Sub, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP (“Gunderson”) shall be permitted to represent the Company Securityholders after the Closing in connection with any matter, including anything related to the transactions contemplated by this Agreement, any other agreements referenced herein or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, Gunderson shall be permitted to represent the Company Securityholders, any of their agents and Affiliates, or any one or more of them, in connection with any negotiation, transaction, or dispute (including any litigation, arbitration, or other adversary proceeding) with Parent, the Company, or any of their agents or Affiliates under or relating to this Agreement, any transaction contemplated by this Agreement, and any related matter, such as claims or disputes arising under other agreements entered into in connection with this Agreement, including with respect to any indemnification claims. Parent, Ultimate Parent, Merger Sub, and the Company further agree that, except in respect of any dispute involving a Parent Indemnified Party, as to all communications among Gunderson and the Securityholder Representative and the Company Securityholders and their respective Affiliates (individually and collectively, the “Seller Group”) that relate in any way to the transactions contemplated by this Agreement, the attorney-client privilege and the exception of client confidence belongs solely to the Seller Group and may be controlled only by the Seller Group and shall not pass to or be claimed by Parent, Ultimate Parent, Merger Sub or the Company, because the interests of Parent and its Affiliates were directly adverse to the Company, the Company Securityholders, and the Securityholder Representative at the time such communications were made. The right to the attorney-client privilege shall exist even if such communications may exist on the Company’s computer system or in documents in the Company’s possession. Notwithstanding the foregoing, in the event that a dispute arises involving any Parent Indemnified Party after the Closing, the Company may not assert the attorney-client privilege to prevent disclosure to any Parent Indemnified Party of confidential communications by Gunderson to the Company.
11.19    Guarantee. To induce the Company to enter into this Agreement, Ultimate Parent, intending to be legally bound, hereby absolutely, irrevocably and unconditionally guarantees to the Company the due and punctual payment and performance of (i) Parent’s obligations under this Agreement, including with respect to all fees and expenses associated therewith and (ii) Parent’s Liabilities and obligations (including for breach) under this Agreement (collectively, the “Guaranteed Obligations”), in each case, as and when due pursuant to the terms of this Agreement. This guarantee is a continuing guarantee of the Guaranteed Obligations and shall remain in full force and effect without interruption and shall be binding on Ultimate Parent and its successors and assigns until the Guaranteed Obligations have been satisfied in full. The guarantee set forth in this Section 11.19 (the “Guarantee”) is an absolute, unconditional and continuing guarantee of the full and punctual payment and performance by Parent of the Guaranteed Obligations and not of collection. Should Parent default in the payment or performance of any of the Guaranteed Obligations, Ultimate Parent’s obligations hereunder shall become immediately due and payable. Ultimate Parent waives, to the extent permitted by applicable Law, promptness, diligence, notice of the acceptance of the Guarantee and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the Guaranteed Obligations incurred and all other notices of any kind with respect to the Guaranteed Obligations. Guarantor acknowledges that it has received and will receive substantial direct and indirect benefits from the Merger and the transactions contemplated hereby and that the waivers set forth in this Section 11.19 are knowingly made in contemplation of such benefits.
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IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

ATLASSIAN, INC.

By:    /s/ Michael Cannon-Brookes
Name: Michael Cannon-Brookes
Title: Chief Executive Officer

ATLASSIAN CORPORATION PLC

By:    /s/ Michael Cannon-Brookes
Name: Michael Cannon-Brookes
Title: Co-Founder, Co-Chief Executive Officer and Director

GILBERT MERGER SUB, INC.

By:    /s/ Tom Kennedy
Name: Tom Kennedy
Title: President and Secretary

TRELLO, INC.

By:    /s/ Michael Pryor
Name: Michael Pryor
Title: President and Chief Executive Officer

FORTIS ADVISORS LLC as the SECURITYHOLDER REPRESENTATIVE

By:    /s/ Adam Lezack
Name: Adam Lezack
Title: Managing Director